Exhibit 99.3

  Notes to Consolidated Financial Statements

TD BANK GROUP • 2017 FINANCIAL STATEMENTS & NOTES	Page 1

FINANCIAL RESULTS

Consolidated Financial Statements

MANAGEMENT'S RESPONSIBILITY FOR FINANCIAL INFORMATION

The management of The Toronto-Dominion Bank and its subsidiaries (the "Bank") is responsible for the integrity, consistency, objectivity, and reliability of the Consolidated Financial Statements of the Bank and related financial information as presented. International Financial Reporting Standards as issued by the International Accounting Standards Board, as well as the requirements of the Bank Act (Canada), and related regulations have been applied and management has exercised its judgment and made best estimates where appropriate.

The Bank's accounting system and related internal controls are designed, and supporting procedures maintained, to provide reasonable assurance that financial records are complete and accurate, and that assets are safeguarded against loss from unauthorized use or disposition. These supporting procedures include the careful selection and training of qualified staff, the establishment of organizational structures providing a well-defined division of responsibilities and accountability for performance, and the communication of policies and guidelines of business conduct throughout the Bank.

Management has assessed the effectiveness of the Bank's internal control over financial reporting as at October 31, 2017, using the framework found in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission 2013 Framework. Based upon this assessment, management has concluded that as at October 31, 2017, the Bank's internal control over financial reporting is effective.

The scope of management’s assessment of the effectiveness of the Bank’s internal control over financial reporting as at October 31, 2017, did not include the controls, policies and procedures of Scottrade Bank, the results of which are included in the 2017 Consolidated Financial Statements of the Bank since the acquisition date of September 18, 2017. The scope limitation is in accordance with Canadian and U.S. securities laws, which allow an issuer to limit its design of disclosure controls and procedures (in the case of Canadian securities laws) and internal control over financial reporting to exclude the controls, policies and procedures of a company acquired not more than 365 days before the end of the financial period to which the certificate relates. Scottrade Bank constituted less than 2% of the total consolidated assets as at October 31, 2017 and less than 1% of the total consolidated net income for the year ended October 31, 2017.

The Bank's Board of Directors, acting through the Audit Committee which is composed entirely of independent directors, oversees management's responsibilities for financial reporting. The Audit Committee reviews the Consolidated Financial Statements and recommends them to the Board for approval. Other responsibilities of the Audit Committee include monitoring the Bank's system of internal control over the financial reporting process and making recommendations to the Board and shareholders regarding the appointment of the external auditor.

The Bank's Chief Auditor, who has full and free access to the Audit Committee, conducts an extensive program of audits. This program supports the system of internal control and is carried out by a professional staff of auditors.

The Office of the Superintendent of Financial Institutions Canada, makes such examination and enquiry into the affairs of the Bank as deemed necessary to ensure that the provisions of the Bank Act, having reference to the safety of the depositors, are being duly observed and that the Bank is in sound financial condition.

Ernst & Young LLP, the independent auditors appointed by the shareholders of the Bank, have audited the effectiveness of the Bank's internal control over financial reporting as at October 31, 2017, in addition to auditing the Bank's Consolidated Financial Statements as of the same date. Their reports, which expressed an unqualified opinion, can be found on the following pages of the Consolidated Financial Statements. Ernst & Young LLP have full and free access to, and meet periodically with, the Audit Committee to discuss their audit and matters arising there from, such as, comments they may have on the fairness of financial reporting and the adequacy of internal controls.

Bharat B. Masrani	Riaz Ahmed
Group President and	Group Head and
Chief Executive Officer	Chief Financial Officer

Toronto, Canada

November 29, 2017

TD BANK GROUP • 2017 FINANCIAL STATEMENTS & NOTES	Page 2

INDEPENDENT AUDITORS' REPORT OF REGISTERED PUBLIC ACCOUNTING FIRM TO SHAREHOLDERS

Report on Financial Statements

We have audited the accompanying consolidated financial statements of The Toronto-Dominion Bank, which comprise the Consolidated Balance Sheet as at October 31, 2017 and 2016, and the Consolidated Statements of Income, Comprehensive Income, Changes in Equity, and Cash Flows for each of the years in the three-year period ended October 31, 2017, and a summary of significant accounting policies and other explanatory information.

Management's responsibility for the consolidated financial statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board, and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditors' responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on the auditors' judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, the auditors consider internal control relevant to the entity's preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements, evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained in our audits is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of The Toronto-Dominion Bank as at October 31, 2017 and 2016, and its financial performance and its cash flows for each of the years in the three-year period ended October 31, 2017, in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Other matter

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), The Toronto-Dominion Bank's internal control over financial reporting as of October 31, 2017, based on the criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 Framework) and our report dated November 29, 2017, expressed an unqualified opinion on The Toronto-Dominion Bank's internal control over financial reporting.

Ernst & Young LLP

Chartered Professional Accountants

Licensed Public Accountants

Toronto, Canada

November 29, 2017

TD BANK GROUP • 2017 FINANCIAL STATEMENTS & NOTES	Page 3

INDEPENDENT AUDITORS’ REPORT OF REGISTERED PUBLIC ACCOUNTING FIRM TO SHAREHOLDERS

Report on Internal Control under Standards of the Public Company Accounting Oversight Board (United States)

We have audited The Toronto-Dominion Bank’s internal control over financial reporting as of October 31, 2017, based on criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 Framework) (the COSO criteria). The Toronto-Dominion Bank’s management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management’s Report on Internal Control over Financial Reporting contained in the accompanying Management’s Discussion and Analysis. Our responsibility is to express an opinion on The Toronto-Dominion Bank’s internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board (IFRS). A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with IFRS, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

As indicated in the accompanying Management’s Responsibility for Financial Information, management’s assessment of and conclusion on the effectiveness of internal control over financial reporting as at October 31, 2017 did not include the internal controls of Scottrade Bank, the results of which are included in the 2017 consolidated financial statements of The Toronto-Dominion Bank and constituted less than 2% of the total consolidated assets as at October 31, 2017 and less than 1% of the total consolidated net income for the year then ended. Our audit of internal control over financial reporting of The Toronto-Dominion Bank also did not include an evaluation of the internal control over financial reporting of Scottrade Bank.

In our opinion, The Toronto-Dominion Bank maintained, in all material respects, effective internal control over financial reporting as of October 31, 2017, based on the COSO criteria.

We also have audited, in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States), the Consolidated Balance Sheet of The Toronto-Dominion Bank as at October 31, 2017 and 2016, and the Consolidated Statements of Income, Comprehensive Income, Changes in Equity, and Cash Flows for each of the years in the three-year period ended October 31, 2017, of The Toronto-Dominion Bank and our report dated November 29, 2017, expressed an unqualified opinion thereon.

Ernst & Young LLP

Chartered Professional Accountants

Licensed Public Accountants

Toronto, Canada

November 29, 2017

TD BANK GROUP • 2017 FINANCIAL STATEMENTS & NOTES	Page 4

Consolidated Balance Sheet

(millions of Canadian dollars)	As at
	October 31	October 31
	2017	2016
ASSETS
Cash and due from banks	$3,971	$3,907
Interest-bearing deposits with banks	51,185	53,714
	55,156	57,621
Trading loans, securities, and other (Notes 5, 7)	103,918	99,257
Derivatives (Notes 5, 11)	56,195	72,242
Financial assets designated at fair value through profit or loss (Note 5)	4,032	4,283
Available-for-sale securities (Notes 5, 7)	146,411	107,571
	310,556	283,353
Held-to-maturity securities (Note 7)	71,363	84,395
Securities purchased under reverse repurchase agreements	134,429	86,052
Loans (Note 8)
Residential mortgages	222,079	217,336
Consumer instalment and other personal	157,101	144,531
Credit card	33,007	31,914
Business and government	200,978	194,074
Debt securities classified as loans	3,209	1,674
	616,374	589,529
Allowance for loan losses (Note 8)	(3,783)	(3,873)
Loans, net of allowance for loan losses	612,591	585,656
Other
Customers' liability under acceptances	17,297	15,706
Investment in TD Ameritrade (Note 12)	7,784	7,091
Goodwill (Note 14)	16,156	16,662
Other intangibles (Note 14)	2,618	2,639
Land, buildings, equipment, and other depreciable assets (Note 15)	5,313	5,482
Deferred tax assets (Note 25)	2,497	2,084
Amounts receivable from brokers, dealers, and clients	29,971	17,436
Other assets (Note 16)	13,264	12,790
	94,900	79,890
Total assets	$1,278,995	$1,176,967
LIABILITIES
Trading deposits (Notes 5, 17)	$79,940	$79,786
Derivatives (Notes 5, 11)	51,214	65,425
Securitization liabilities at fair value (Notes 5, 9)	12,757	12,490
Other financial liabilities designated at fair value through profit or loss (Note 5)	8	190
	143,919	157,891
Deposits (Note 17)
Personal	468,155	439,232
Banks	25,887	17,201
Business and government	338,782	317,227
	832,824	773,660
Other
Acceptances	17,297	15,706
Obligations related to securities sold short (Note 5)	35,482	33,115
Obligations related to securities sold under repurchase agreements (Note 5)	88,591	48,973
Securitization liabilities at amortized cost (Note 9)	16,076	17,918
Amounts payable to brokers, dealers, and clients	32,851	17,857
Insurance-related liabilities	6,775	7,046
Other liabilities (Note 18)	20,462	19,696
	217,534	160,311
Subordinated notes and debentures (Note 19)	9,528	10,891
Total liabilities	1,203,805	1,102,753
EQUITY
Shareholders' Equity
Common shares (Note 21)	20,931	20,711
Preferred shares (Note 21)	4,750	4,400
Treasury shares – common (Note 21)	(176)	(31)
Treasury shares – preferred (Note 21)	(7)	(5)
Contributed surplus	214	203
Retained earnings	40,489	35,452
Accumulated other comprehensive income (loss)	8,006	11,834
	74,207	72,564
Non-controlling interests in subsidiaries (Note 21)	983	1,650
Total equity	75,190	74,214
Total liabilities and equity	$1,278,995	$1,176,967

The accompanying Notes are an integral part of these Consolidated Financial Statements.

Bharat B. Masrani	Alan N. MacGibbon
Group President and Chief Executive Officer	Chair, Audit Committee

TD BANK GROUP • 2017 FINANCIAL STATEMENTS & NOTES	Page 5

Consolidated Statement of Income

(millions of Canadian dollars, except as noted)	For the years ended October 31
	2017	2016	2015
Interest income
Loans	$23,663	$21,751	$20,319
Securities
Interest	4,595	3,672	3,155
Dividends	1,128	912	1,214
Deposits with banks	446	225	142
	29,832	26,560	24,830
Interest expense
Deposits	6,615	4,758	4,242
Securitization liabilities	472	452	593
Subordinated notes and debentures	391	395	390
Other	1,507	1,032	881
	8,985	6,637	6,106
Net interest income	20,847	19,923	18,724
Non-interest income
Investment and securities services	4,459	4,143	3,833
Credit fees	1,130	1,048	925
Net securities gain (loss) (Note 7)	128	54	79
Trading income (loss)	303	395	(223)
Service charges	2,648	2,571	2,376
Card services	2,388	2,313	1,766
Insurance revenue (Note 22)	3,760	3,796	3,758
Other income (loss)	486	72	188
	15,302	14,392	12,702
Total revenue	36,149	34,315	31,426
Provision for credit losses (Note 8)	2,216	2,330	1,683
Insurance claims and related expenses (Note 22)	2,246	2,462	2,500
Non-interest expenses
Salaries and employee benefits (Note 24)	10,018	9,298	9,043
Occupancy, including depreciation	1,794	1,825	1,719
Equipment, including depreciation	992	944	892
Amortization of other intangibles	704	708	662
Marketing and business development	726	743	728
Restructuring charges (recovery)	2	(18)	686
Brokerage-related fees	314	316	324
Professional and advisory services	1,165	1,232	1,032
Other	3,651	3,829	2,987
	19,366	18,877	18,073
Income before income taxes and equity in net income of an investment in TD Ameritrade	12,321	10,646	9,170
Provision for (recovery of) income taxes (Note 25)	2,253	2,143	1,523
Equity in net income of an investment in TD Ameritrade (Note 12)	449	433	377
Net income	10,517	8,936	8,024
Preferred dividends	193	141	99
Net income available to common shareholders and non-controlling interests in subsidiaries	$10,324	$8,795	$7,925
Attributable to:
Common shareholders	$10,203	$8,680	$7,813
Non-controlling interests in subsidiaries	121	115	112
Earnings per share (Canadian dollars) (Note 26)
Basic	$5.51	$4.68	$4.22
Diluted	5.50	4.67	4.21
Dividends per common share (Canadian dollars)	2.35	2.16	2.00

The accompanying Notes are an integral part of these Consolidated Financial Statements.

TD BANK GROUP • 2017 FINANCIAL STATEMENTS & NOTES	Page 6

Consolidated Statement of Comprehensive Income

(millions of Canadian dollars)	For the years ended October 31
	2017	2016	2015
Net income	$10,517	$8,936	$8,024
Other comprehensive income (loss), net of income taxes
Items that will be subsequently reclassified to net income
Net change in unrealized gains (losses) on available-for-sale securities
Change in unrealized gains (losses) on available-for-sale securities[1]	467	274	(464)
Reclassification to earnings of net losses (gains) in respect of available-for-sale securities[2]	(143)	(56)	(93)
	324	218	(557)
Net change in unrealized foreign currency translation gains (losses) on
Investments in foreign operations, net of hedging activities
Unrealized gains (losses) on investments in foreign operations	(2,534)	1,290	8,090
Reclassification to earnings of net losses (gains) on investment in foreign operations[3]	(17)	–	–
Net gains (losses) on hedges of investments in foreign operations[4]	659	34	(2,764)
Reclassification to earnings of net losses (gains) on hedges of investments in foreign operations[5]	4	–	–
	(1,888)	1,324	5,326
Net change in gains (losses) on derivatives designated as cash flow hedges
Change in gains (losses) on derivatives designated as cash flow hedges[6]	(1,454)	835	4,805
Reclassification to earnings of losses (gains) on cash flow hedges[7]	(810)	(752)	(4,301)
	(2,264)	83	504
Items that will not be subsequently reclassified to net income
Actuarial gains (losses) on employee benefit plans[8]	325	(882)	400
Total other comprehensive income (loss), net of income taxes	(3,503)	743	5,673
Total Comprehensive income (loss) for the year	$7,014	$9,679	$13,697
Attributable to:
Common shareholders	$6,700	$9,423	$13,486
Preferred shareholders	193	141	99
Non-controlling interests in subsidiaries	121	115	112
1	Net of income tax provision in 2017 of $150 million (2016 – net of income tax provision of $125 million; 2015 – net of income tax recovery of $210 million).
2	Net of income tax recovery in 2017 of $36 million (2016 – net of income tax provision of $32 million; 2015 – net of income tax provision of $78 million).
3	Net of income tax provision in 2017 of nil (2016 – net of income tax provision of nil; 2015 – net of income tax provision of nil).
4	Net of income tax provision in 2017 of $237 million (2016 – net of income tax provision of $9 million; 2015 – net of income tax recovery of $985 million).
5	Net of income tax recovery in 2017 of $1 million (2016 – net of income tax provision of nil; 2015 – net of income tax provision of nil).
6	Net of income tax recovery in 2017 of $789 million (2016 – net of income tax provision of $599 million; 2015 – net of income tax provision of $2,926 million).
7	Net of income tax provision in 2017 of $258 million (2016 – net of income tax provision of $533 million; 2015 – net of income tax provision of $2,744 million).
8	Net of income tax provision in 2017 of $129 million (2016 – net of income tax recovery of $340 million; 2015 – net of income tax provision of $147 million).

The accompanying Notes are an integral part of these Consolidated Financial Statements.

TD BANK GROUP • 2017 FINANCIAL STATEMENTS & NOTES	Page 7

Consolidated Statement of Changes in Equity

(millions of Canadian dollars)	For the years ended October 31
	2017	2016	2015
Common shares (Note 21)
Balance at beginning of year	$20,711	$20,294	$19,811
Proceeds from shares issued on exercise of stock options	148	186	128
Shares issued as a result of dividend reinvestment plan	329	335	355
Purchase of shares for cancellation	(257)	(104)	–
Balance at end of year	20,931	20,711	20,294
Preferred shares (Note 21)
Balance at beginning of year	4,400	2,700	2,200
Issue of shares	350	1,700	1,200
Redemption of shares	–	–	(700)
Balance at end of year	4,750	4,400	2,700
Treasury shares – common (Note 21)
Balance at beginning of year	(31)	(49)	(54)
Purchase of shares	(9,654)	(5,769)	(5,269)
Sale of shares	9,509	5,787	5,274
Balance at end of year	(176)	(31)	(49)
Treasury shares – preferred (Note 21)
Balance at beginning of year	(5)	(3)	(1)
Purchase of shares	(175)	(115)	(244)
Sale of shares	173	113	242
Balance at end of year	(7)	(5)	(3)
Contributed surplus
Balance at beginning of year	203	214	205
Net premium (discount) on sale of treasury shares	23	26	25
Issuance of stock options, net of options exercised (Note 23)	(8)	(28)	–
Other	(4)	(9)	(16)
Balance at end of year	214	203	214
Retained earnings
Balance at beginning of year	35,452	32,053	27,585
Net income attributable to shareholders	10,396	8,821	7,912
Common dividends	(4,347)	(4,002)	(3,700)
Preferred dividends	(193)	(141)	(99)
Share issue expenses and others	(4)	(14)	(28)
Net premium on repurchase of common shares and redemption of preferred shares	(1,140)	(383)	(17)
Actuarial gains (losses) on employee benefit plans	325	(882)	400
Balance at end of year	40,489	35,452	32,053
Accumulated other comprehensive income (loss), net of income taxes
Net unrealized gain (loss) on available-for-sale securities:
Balance at beginning of year	299	81	638
Other comprehensive income (loss)	324	218	(557)
Balance at end of year	623	299	81
Net unrealized foreign currency translation gain (loss) on investments in foreign operations, net of hedging activities:
Balance at beginning of year	9,679	8,355	3,029
Other comprehensive income (loss)	(1,888)	1,324	5,326
Balance at end of year	7,791	9,679	8,355
Net gain (loss) on derivatives designated as cash flow hedges:
Balance at beginning of year	1,856	1,773	1,269
Other comprehensive income (loss)	(2,264)	83	504
Balance at end of year	(408)	1,856	1,773
Total accumulated other comprehensive income	8,006	11,834	10,209
Total shareholders' equity	74,207	72,564	65,418
Non-controlling interests in subsidiaries (Note 21)
Balance at beginning of year	1,650	1,610	1,549
Net income attributable to non-controlling interests in subsidiaries	121	115	112
Redemption of REIT preferred shares	(617)	–	–
Other	(171)	(75)	(51)
Balance at end of year	983	1,650	1,610
Total equity	$75,190	$74,214	$67,028

The accompanying Notes are an integral part of these Consolidated Financial Statements.

TD BANK GROUP • 2017 FINANCIAL STATEMENTS & NOTES	Page 8

Consolidated Statement of Cash Flows

(millions of Canadian dollars)	For the years ended October 31
	2017	2016	2015
Cash flows from (used in) operating activities
Net income before income taxes, including equity in net income of an investment in TD Ameritrade	$12,770	$11,079	$9,547
Adjustments to determine net cash flows from (used in) operating activities
Provision for credit losses (Note 8)	2,216	2,330	1,683
Depreciation (Note 15)	603	629	588
Amortization of other intangibles	704	708	662
Net securities losses (gains) (Note 7)	(128)	(54)	(79)
Equity in net income of an investment in TD Ameritrade (Note 12)	(449)	(433)	(377)
Dilution gain (Note 12)	(204)	–	–
Deferred taxes (Note 25)	175	103	(352)
Changes in operating assets and liabilities
Interest receivable and payable (Notes 16, 18)	(283)	7	(294)
Securities sold short	2,367	(5,688)	(662)
Trading loans and securities	(4,661)	(4,100)	6,016
Loans net of securitization and sales	(22,332)	(44,158)	(64,849)
Deposits	40,150	81,885	108,446
Derivatives	1,836	5,403	(7,633)
Financial assets and liabilities designated at fair value through profit or loss	245	96	371
Securitization liabilities	(1,575)	(3,321)	(2,429)
Other	3,436	(193)	(15,331)
Net cash from (used in) operating activities	34,870	44,293	35,307
Cash flows from (used in) financing activities
Change in securities sold under repurchase agreements	39,618	(18,183)	14,044
Issuance of subordinated notes and debentures (Note 19)	1,500	3,262	2,500
Redemption of subordinated notes and debentures (Note 19)	(2,520)	(1,000)	(1,675)
Common shares issued (Note 21)	125	152	108
Preferred shares issued (Note 21)	346	1,686	1,184
Repurchase of common shares (Note 21)	(1,397)	(487)	–
Redemption of preferred shares (Note 21)	–	–	(717)
Redemption of non-controlling interests in subsidiaries (Note 21)	(626)	–	–
Sale of treasury shares (Note 21)	9,705	5,926	5,541
Purchase of treasury shares (Note 21)	(9,829)	(5,884)	(5,513)
Dividends paid	(4,211)	(3,808)	(3,444)
Distributions to non-controlling interests in subsidiaries	(112)	(115)	(112)
Net cash from (used in) financing activities	32,599	(18,451)	11,916
Cash flows from (used in) investing activities
Interest-bearing deposits with banks	2,529	(11,231)	1,290
Activities in available-for-sale securities (Note 7)
Purchases	(63,339)	(52,775)	(58,482)
Proceeds from maturities	30,775	28,454	27,004
Proceeds from sales	4,977	4,665	6,631
Activities in held-to-maturity securities (Note 7)
Purchases	(17,807)	(20,575)	(15,120)
Proceeds from maturities	27,729	15,193	9,375
Proceeds from sales	452	–	–
Activities in debt securities classified as loans
Purchases	(2,471)	(41)	(23)
Proceeds from maturities	337	654	912
Proceeds from sales	447	1	–
Net purchases of land, buildings, equipment, and other depreciable assets	(434)	(797)	(972)
Changes in securities purchased under reverse repurchase agreements	(48,377)	11,312	(14,808)
Net cash acquired from (paid for) divestitures, acquisitions, and the purchase of
TD Ameritrade shares (Notes 12, 13)	(2,129)	–	(2,918)
Net cash from (used in) investing activities	(67,311)	(25,140)	(47,111)
Effect of exchange rate changes on cash and due from banks	(94)	51	261
Net increase (decrease) in cash and due from banks	64	753	373
Cash and due from banks at beginning of year	3,907	3,154	2,781
Cash and due from banks at end of year	$3,971	$3,907	$3,154
Supplementary disclosure of cash flows from operating activities
Amount of income taxes paid (refunded) during the year	$2,866	$1,182	$554
Amount of interest paid during the year	8,957	6,559	6,167
Amount of interest received during the year	28,393	25,577	23,483
Amount of dividends received during the year	1,153	921	1,216

Certain comparative amounts have been reclassified to conform with the presentation adopted in the current period.

The accompanying Notes are an integral part of these Consolidated Financial Statements.

TD BANK GROUP • 2017 FINANCIAL STATEMENTS & NOTES	Page 9

NOTE 1: NATURE OF OPERATIONS

CORPORATE INFORMATION

The Toronto-Dominion Bank is a bank chartered under the Bank Act. The shareholders of a bank are not, as shareholders, liable for any liability, act, or default of the bank except as otherwise provided under the Bank Act. The Toronto-Dominion Bank and its subsidiaries are collectively known as TD Bank Group ("TD" or the "Bank"). The Bank was formed through the amalgamation on February 1, 1955, of The Bank of Toronto (chartered in 1855) and The Dominion Bank (chartered in 1869). The Bank is incorporated and domiciled in Canada with its registered and principal business offices located at 66 Wellington Street West, Toronto, Ontario. TD serves customers in three business segments operating in a number of locations in key financial centres around the globe: Canadian Retail, U.S. Retail, and Wholesale Banking.

BASIS OF PREPARATION

The accompanying Consolidated Financial Statements and accounting principles followed by the Bank have been prepared in accordance with International Financial Reporting Standards (IFRS), as issued by the International Accounting Standards Board (IASB), including the accounting requirements of the Office of the Superintendent of Financial Institutions Canada (OSFI). The Consolidated Financial Statements are presented in Canadian dollars, unless otherwise indicated.

These Consolidated Financial Statements were prepared using the accounting policies as described in Note 2. Certain comparative amounts have been restated/reclassified to conform with the presentation adopted in the current period.

The preparation of the Consolidated Financial Statements requires that management make estimates, assumptions, and judgments regarding the reported amount of assets, liabilities, revenue and expenses, and disclosure of contingent assets and liabilities, as further described in Note 3. Accordingly, actual results may differ from estimated amounts as future confirming events occur.

The accompanying Consolidated Financial Statements of the Bank were approved and authorized for issue by the Bank's Board of Directors, in accordance with a recommendation of the Audit Committee, on November 29, 2017.

Certain disclosures are included in the shaded sections of the "Managing Risk" section of the accompanying 2017 Management's Discussion and Analysis (MD&A), as permitted by IFRS, and form an integral part of the Consolidated Financial Statements. The Consolidated Financial Statements were prepared under a historical cost basis, except for certain items carried at fair value as discussed in Note 2.

NOTE 2: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

BASIS OF CONSOLIDATION

The Consolidated Financial Statements include the assets, liabilities, results of operations, and cash flows of the Bank and its subsidiaries including certain structured entities which it controls. The Bank controls an entity when (1) it has the power to direct the activities of the entity which have the most significant impact on the entity's risks and/or returns; (2) it is exposed to significant risks and/or returns arising from the entity; and (3) it is able to use its power to affect the risks and/or returns to which it is exposed.

The Bank's Consolidated Financial Statements have been prepared using uniform accounting policies for like transactions and events in similar circumstances. All intercompany transactions, balances, and unrealized gains and losses on transactions are eliminated on consolidation.

Subsidiaries

Subsidiaries are corporations or other legal entities controlled by the Bank, generally through directly holding more than half of the voting power of the entity. Control of subsidiaries is determined based on the power exercisable through ownership of voting rights and is generally aligned with the risks and/or returns (collectively referred to as "variable returns") absorbed from subsidiaries through those voting rights. As a result, the Bank controls and consolidates subsidiaries when it holds the majority of the voting rights of the subsidiary, unless there is evidence that another investor has control over the subsidiary. The existence and effect of potential voting rights that are currently exercisable or convertible are considered in assessing whether the Bank controls an entity. Subsidiaries are consolidated from the date the Bank obtains control and continue to be consolidated until the date when control ceases to exist.

The Bank may consolidate certain subsidiaries where it owns 50% or less of the voting rights. Most of those subsidiaries are structured entities as described in the following section.

Structured Entities

Structured entities, including special purpose entities (SPEs), are entities that are created to accomplish a narrow and well-defined objective. Structured entities may take the form of a corporation, trust, partnership, or unincorporated entity. They are often created with legal arrangements that impose limits on the decision-making powers of their governing board, trustee, or management over the operations of the entity. Typically, structured entities may not be controlled directly through holding more than half of the voting power of the entity as the ownership of voting rights may not be aligned with the variable returns absorbed from the entity. As a result, structured entities are consolidated when the substance of the relationship between the Bank and the structured entity indicates that the entity is controlled by the Bank. When assessing whether the Bank has to consolidate a structured entity, the Bank evaluates three primary criteria in order to conclude whether, in substance:

•	The Bank has the power to direct the activities of the structured entity that have the most significant impact on the entity's risks and/or returns;
•	The Bank is exposed to significant variable returns arising from the entity; and
•	The Bank has the ability to use its power to affect the risks and/or returns to which it is exposed.

Consolidation conclusions are reassessed at the end of each financial reporting period. The Bank's policy is to consider the impact on consolidation of all significant changes in circumstances, focusing on the following:

•	Substantive changes in ownership, such as the purchase or disposal of more than an insignificant additional interest in an entity;
•	Changes in contractual or governance arrangements of an entity;
•	Additional activities undertaken, such as providing a liquidity facility beyond the original terms or entering into a transaction not originally contemplated; or
•	Changes in the financing structure of an entity.

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Investments in Associates and Joint Ventures

Entities over which the Bank has significant influence are associates and entities over which the Bank has joint control are joint ventures. Significant influence is the power to participate in the financial and operating policy decisions of an investee, but is not control or joint control over these entities. Associates and joint ventures are accounted for using the equity method of accounting. Investments in associates and joint ventures are carried on the Consolidated Balance Sheet initially at cost and increased or decreased to recognize the Bank's share of the profit or loss of the associate or joint venture, capital transactions, including the receipt of any dividends, and write-downs to reflect any impairment in the value of such entities. These increases or decreases, together with any gains and losses realized on disposition, are reported on the Consolidated Statement of Income.

At each balance sheet date, the Bank assesses whether there is any objective evidence that the investment in an associate or joint venture is impaired. The Bank calculates the amount of impairment as the difference between the higher of fair value or value-in-use and its carrying value.

Non-controlling Interests

When the Bank does not own all of the equity of a consolidated entity, the minority shareholders' interest is presented on the Consolidated Balance Sheet as Non-controlling interests in subsidiaries as a component of total equity, separate from the equity of the Bank's shareholders. The income attributable to the minority interest holders, net of tax, is presented as a separate line item on the Consolidated Statement of Income.

CASH AND DUE FROM BANKS

Cash and due from banks consist of cash and amounts due from banks which are issued by investment grade financial institutions. These amounts are due on demand or have an original maturity of three months or less.

REVENUE RECOGNITION

Revenue is recognized to the extent that it is probable that the economic benefits will flow to the Bank and the revenue can be reliably measured. Revenue associated with the rendering of services is recognized by reference to the stage of completion of the transaction at the end of the reporting period.

Interest from interest-bearing assets and liabilities is recognized as net interest income using the effective interest rate (EIR). EIR is the rate that discounts expected future cash flows for the expected life of the financial instrument to its carrying value. The calculation takes into account the contractual interest rate, along with any fees or incremental costs that are directly attributable to the instrument and all other premiums or discounts.

Investment and securities services income include asset management fees, administration and commission fees, and investment banking fees. Asset management fees and administration and commission fees include income from investment management and related services, custody and institutional trust services, and brokerage services, which are recognized as income over the period in which the related service is rendered. Investment management fees are primarily calculated based on average daily or point in time assets under management (AUM) or by assets under administration (AUA) by investment mandate. Administration fees earned may either be a fixed amount per client account, or calculated based on a percentage of daily, monthly, or annual AUM for institutional accounts. Investment banking fees, including advisory fees, are recognized as income when earned, and underwriting fees are recognized as income when the Bank has rendered all services to the issuer and is entitled to collect the fee.

Credit fees include commissions, liquidity fees, restructuring fees, and loan syndication fees and are recognized as earned.

Card services income, including interchange income from credit and debit cards and annual fees, is recognized as earned, except for annual fees, which are recognized over a twelve-month period. Service charges, trust, and other fee income is recognized as earned.

Revenue recognition policies related to financial instruments and insurance are described in the following accounting policies.

FINANCIAL INSTRUMENTS OTHER THAN DERIVATIVES

Trading Assets and Trading Liabilities

Financial instruments are included within the trading portfolio if they have been originated, acquired, or incurred principally for the purpose of selling or repurchasing in the near term, or they form part of a portfolio of identified financial instruments that are managed together and for which there is evidence of a recent actual pattern of short-term profit-taking.

Included within the trading portfolio are trading securities, trading loans, trading deposits, securitization liabilities at fair value, obligations related to securities sold short, and physical commodities, as well as certain financing-type physical commodities transactions that are recorded on the Consolidated Balance Sheet as securities purchased under reverse repurchase agreements and obligations related to securities sold under repurchase agreements, respectively.

Trading portfolio assets and liabilities are recognized on a trade date basis and are accounted for at fair value, with changes in fair value as well as any gains or losses realized on disposal recognized in trading income. Physical commodities are measured at fair value less costs to sell. Transaction costs are expensed as incurred. Dividends are recognized on the ex-dividend date and interest is recognized on an accrual basis using the effective interest rate method (EIRM). Both dividends and interest are included in interest income or interest expense.

Designated at Fair Value through Profit or Loss

Certain financial assets and liabilities that do not meet the definition of trading may be designated at fair value through profit or loss on initial recognition. To be designated at fair value through profit or loss, financial assets or liabilities must meet one of the following criteria: (1) the designation eliminates or significantly reduces a measurement or recognition inconsistency (also referred to as "an accounting mismatch"); (2) a group of financial assets or liabilities, or both, is managed and its performance is evaluated on a fair value basis in accordance with a documented risk management or investment strategy; or (3) the instrument contains one or more embedded derivatives unless a) the embedded derivative does not significantly modify the cash flows that otherwise would be required by the contract, or b) it is clear with little or no analysis that separation of the embedded derivative from the financial instrument is prohibited. In addition, the fair value through profit or loss designation is available only for those financial instruments for which a reliable estimate of fair value can be obtained. Once financial assets and liabilities are designated at fair value through profit or loss, the designation is irrevocable.

Assets and liabilities designated at fair value through profit or loss are carried at fair value on the Consolidated Balance Sheet, with changes in fair value as well as any gains or losses realized on disposal recognized in other income. Interest is recognized on an accrual basis using the EIRM and is included in interest income or interest expense.

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Available-for-Sale Securities

Financial assets not classified as trading, designated at fair value through profit or loss, held-to-maturity or loans, are classified as available-for-sale and include equity securities and debt securities.

Available-for-sale securities are recognized on a trade date basis and are generally carried at fair value on the Consolidated Balance Sheet with changes in fair value recognized in other comprehensive income.

Gains and losses realized on disposal of financial assets classified as available-for-sale are calculated on a weighted-average cost basis and are recognized in net securities gains (losses) in non-interest income. Dividends are recognized on the ex-dividend date and interest income is recognized on an accrual basis using the EIRM. Both dividends and interest are included in Interest income on the Consolidated Statement of Income.

Impairment losses are recognized if there is objective evidence of impairment as a result of one or more events that have occurred (a 'loss event') and the loss event(s) results in a decrease in the estimated future cash flows of the instrument. A significant or prolonged decline in fair value below cost is considered objective evidence of impairment for available-for-sale equity securities. A deterioration in credit quality is considered objective evidence of impairment for available-for-sale debt securities. Qualitative factors are also considered when assessing impairment for available-for-sale securities. When impairment is identified, the cumulative net loss previously recognized in other comprehensive income, less any impairment loss previously recognized on the Consolidated Statement of Income, is removed from other comprehensive income and recognized in Net securities gains (losses) in Non-interest income on the Consolidated Statement of Income.

If the fair value of a previously impaired equity security subsequently increases, the impairment loss is not reversed through the Consolidated Statement of Income. Subsequent increases in fair value are recognized in other comprehensive income. If the fair value of a previously impaired debt security subsequently increases and the increase can be objectively related to an event occurring after the impairment was recognized on the Consolidated Statement of Income, then the impairment loss is reversed through the Consolidated Statement of Income. An increase in fair value in excess of impairment recognized previously on the Consolidated Statement of Income is recognized in other comprehensive income.

Held-to-Maturity Securities

Debt securities with fixed or determinable payments and fixed maturity dates, that do not meet the definition of loans and receivables, and that the Bank intends and has the ability to hold to maturity are classified as held-to-maturity and are carried at amortized cost, net of impairment losses. Securities classified as held-to-maturity are assessed for objective evidence of impairment at the counterparty-specific level. If there is no objective evidence of impairment at the counterparty-specific level then the security is grouped with other held-to-maturity securities with similar credit risk characteristics and collectively assessed for impairment, which considers losses incurred but not identified. Interest income is recognized using the EIRM and is included in Interest income on the Consolidated Statement of Income.

Loans and Allowance for Loan Losses

Loans

Loans are non-derivative financial assets with fixed or determinable payments that the Bank does not intend to sell immediately or in the near term and that are not quoted in an active market. Loans are carried at amortized cost on the Consolidated Balance Sheet, net of an allowance for loan losses, write-offs and unearned income, which includes prepaid interest, loan origination fees and costs, commitment fees, loan syndication fees, and unamortized discounts or premiums.

Interest income is recognized using the EIRM. Loan origination fees and costs are considered to be adjustments to the loan yield and are recognized in interest income over the term of the loan.

Commitment fees are recognized in credit fees over the commitment period when it is unlikely that the commitment will be called upon; otherwise, they are recognized in interest income over the term of the resulting loan. Loan syndication fees are recognized in credit fees upon completion of the financing placement unless the yield on any loan retained by the Bank is less than that of other comparable lenders involved in the financing syndicate. In such cases, an appropriate portion of the fee is recognized as a yield adjustment to interest income over the term of the loan.

Loan Impairment, Excluding Acquired Credit-Impaired Loans

A loan, including a debt security classified as a loan, is considered impaired when there is objective evidence that there has been a deterioration of credit quality subsequent to the initial recognition of the loan (a 'loss event') to the extent the Bank no longer has reasonable assurance as to the timely collection of the full amount of principal and interest. Indicators of impairment could include, but are not limited to, one or more of the following:

•	Significant financial difficulty of the issuer or obligor;
•	A breach of contract, such as a default or delinquency in interest or principal payments;
•	Increased probability that the borrower will enter bankruptcy or other financial reorganization; or
•	The disappearance of an active market for that financial asset.

A loan will be reclassified back to performing status when it has been determined that there is reasonable assurance of full and timely repayment of interest and principal in accordance with the original or revised contractual conditions of the loan and all criteria for the impaired classification have been remedied. For gross impaired debt securities classified as loans, subsequent to any recorded impairment, interest income continues to be recognized using the EIRM which was used to discount the future cash flows for the purpose of measuring the credit loss.

Renegotiated Loans

In cases where a borrower experiences financial difficulties the Bank may grant certain concessionary modifications to the terms and conditions of a loan. Modifications may include payment deferrals, extension of amortization periods, rate reductions, principal forgiveness, debt consolidation, forbearance and other modifications intended to minimize the economic loss and to avoid foreclosure or repossession of collateral. The Bank has policies in place to determine the appropriate remediation strategy based on the individual borrower. Once modified, additional impairment is recorded where the Bank identifies a decrease in the modified loan's estimated realizable value as a result of the modification. Modified loans are assessed for impairment, consistent with the Bank's existing policies for impairment.

Allowance for Credit Losses, Excluding Acquired Credit-Impaired Loans

The allowance for credit losses represents management's best estimate of impairment incurred in the lending portfolios, including any off-balance sheet exposures, at the balance sheet date. The allowance for loan losses, which includes credit-related allowances for residential mortgages, consumer instalment and other personal, credit card, business and government loans, and debt securities classified as loans, is deducted from Loans on the Consolidated Balance Sheet. The allowance for credit losses for off-balance sheet instruments, which relates to certain guarantees, letters of credit, and undrawn lines of credit, is recognized in Other liabilities on the Consolidated Balance Sheet. Allowances for lending portfolios reported on the balance sheet and off-balance sheet exposures are calculated using the same methodology. The allowance is increased by the provision for credit losses and decreased by write-offs net of recoveries and disposals. The Bank maintains both counterparty-specific and collectively assessed allowances. Each quarter, allowances are reassessed and adjusted based on any changes in management's estimate of the future cash flows estimated to be recovered. Credit losses on impaired loans continue to be recognized by means of an allowance for credit losses until a loan is written off.

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A loan is written off against the related allowance for credit losses when there is no realistic prospect of recovery. Non-retail loans are generally written off when all reasonable collection efforts have been exhausted, such as when a loan is sold, when all security has been realized, or when all security has been resolved with the receiver or bankruptcy court. Non-real estate secured retail loans are generally written off when contractual payments are 180 days past due, or when a loan is sold. Real-estate secured retail loans are generally written off when the security is realized.

Counterparty-Specific Allowance

Individually significant loans, such as the Bank's medium-sized business and government loans and debt securities classified as loans, are assessed for impairment at the counterparty-specific level. The impairment assessment is based on the counterparty's credit ratings, overall financial condition, and where applicable, the realizable value of the collateral. Collateral is reviewed at least annually and when conditions arise indicating an earlier review is necessary. An allowance, if applicable, is measured as the difference between the carrying amount of the loan and the estimated recoverable amount. The estimated recoverable amount is the present value of the estimated future cash flows, discounted using the loan's original EIR.

Collectively Assessed Allowance for Individually Insignificant Impaired Loans

Individually insignificant impaired loans, such as the Bank's personal and small business loans and credit cards, are collectively assessed for impairment. Allowances are calculated using a formula that incorporates recent loss experience, historical default rates which are delinquency levels in interest or principal payments that indicate impairment, other applicable currently observable data, and the type of collateral pledged.

Collectively Assessed Allowance for Incurred but Not Identified Credit Losses

If there is no objective evidence of impairment for an individual loan, whether significant or not, the loan is included in a group of assets with similar credit risk characteristics and collectively assessed for impairment for losses incurred but not identified. This allowance is referred to as the allowance for incurred but not identified credit losses. The level of the allowance for each group depends upon an assessment of business and economic conditions, historical loss experience, loan portfolio composition, and other relevant indicators. Historical loss experience is adjusted based on current observable data to reflect the effects of current conditions. The allowance for incurred but not identified credit losses is calculated using credit risk models that consider probability of default (loss frequency), loss given credit default (loss severity), and exposure at default. For purposes of measuring the collectively assessed allowance for incurred but not identified credit losses, default is defined as delinquency levels in interest or principal payments that would indicate impairment.

Acquired Loans

Acquired loans are initially measured at fair value which considers incurred and expected future credit losses estimated at the acquisition date and also reflects adjustments based on the acquired loan's interest rate in comparison to the current market rates. As a result, no allowance for credit losses is recorded on the date of acquisition. When loans are acquired with evidence of incurred credit loss where it is probable at the purchase date that the Bank will be unable to collect all contractually required principal and interest payments, they are generally considered to be acquired credit-impaired (ACI) loans.

Acquired performing loans are subsequently accounted for at amortized cost based on their contractual cash flows and any acquisition related discount or premium is considered to be an adjustment to the loan yield and is recognized in interest income using the EIRM over the term of the loan, or the expected life of the loan for acquired loans with revolving terms. Credit related discounts relating to incurred losses for acquired loans are not accreted. Acquired loans are subject to impairment assessments under the Bank's credit loss framework similar to the Bank's originated loan portfolio.

Acquired Credit-Impaired Loans

ACI loans are identified as impaired at acquisition based on specific risk characteristics of the loans, including past due status, performance history and recent borrower credit scores.

ACI loans are accounted for based on the present value of expected cash flows as opposed to their contractual cash flows. The Bank determines the fair value of these loans at the acquisition date by discounting expected cash flows at a discount rate that reflects factors a market participant would use when determining fair value including management assumptions relating to default rates, loss severities, the amount and timing of prepayments, and other factors that are reflective of current market conditions. With respect to certain individually significant ACI loans, accounting is applied individually at the loan level. The remaining ACI loans are aggregated provided that they are acquired in the same fiscal quarter and have common risk characteristics. Aggregated loans are accounted for as a single asset with aggregated cash flows and a single composite interest rate.

Subsequent to acquisition, the Bank regularly reassesses and updates its cash flow estimates for changes to assumptions relating to default rates, loss severities, the amount and timing of prepayments, and other factors that are reflective of current market conditions. Probable decreases in expected cash flows trigger the recognition of additional impairment, which is measured based on the present value of the revised expected cash flows discounted at the loan's EIR as compared to the carrying value of the loan. Impairment is recorded through the provision for credit losses.

Probable and significant increases in expected cash flows would first reverse any previously taken impairment with any remaining increase recognized in income immediately as interest income. In addition, for fixed-rate ACI loans the timing of expected cash flows may increase or decrease which may result in adjustments through interest income to the carrying value in order to maintain the inception yield of the ACI loan.

If the timing and/or amounts of expected cash flows on ACI loans were determined not to be reasonably estimable, no interest is recognized.

Federal Deposit Insurance Corporation Covered Loans

Loans subject to loss share agreements with the Federal Deposit Insurance Corporation (FDIC) are considered FDIC covered loans. The amounts expected to be reimbursed by the FDIC are considered separately as indemnification assets and are initially measured at fair value. If losses on the portfolio are greater than amounts expected at the acquisition date, an impairment loss is taken by establishing an allowance for credit losses, which is determined on a gross basis, exclusive of any adjustments to the indemnification assets.

Indemnification assets are subsequently adjusted for any changes in estimates related to the overall collectability of the underlying loan portfolio. Any additional impairment of the underlying loan portfolio generally results in an increase of the indemnification asset through the provision for credit losses. Alternatively, decreases in the expectation of losses of the underlying loan portfolio generally results in a decrease of the indemnification asset through net interest income (or through the provision for credit losses if impairment was previously taken). The indemnification asset is drawn down as payments are received from the FDIC pertaining to the loss share agreements.

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FDIC covered loans are recorded in Loans on the Consolidated Balance Sheet. The indemnification assets are recorded in Other assets on the Consolidated Balance Sheet.

At the end of each loss share period, the Bank may be required to make a payment to the FDIC if actual losses incurred are less than the intrinsic loss estimate as defined in the loss share agreements. The payment is determined as 20% of the excess between the intrinsic loss estimate and actual covered losses determined in accordance with the loss sharing agreement, net of specified servicing costs. The fair value of the estimated payment is recorded in Other liabilities on the Consolidated Balance Sheet.

Customers' Liability under Acceptances

Acceptances represent a form of negotiable short-term debt issued by customers, which the Bank guarantees for a fee. Revenue is recognized on an accrual basis. The potential obligation of the Bank is reported as a liability under Acceptances on the Consolidated Balance Sheet. The Bank's recourse against the customer in the event of a call on any of these commitments is reported as an asset of the same amount.

Financial Liabilities Carried at Amortized Cost

Deposits

Deposits, other than deposits included in a trading portfolio, are accounted for at amortized cost. Accrued interest on deposits, calculated using the EIRM, is included in Other liabilities on the Consolidated Balance Sheet.

Subordinated Notes and Debentures

Subordinated notes and debentures are initially recognized at fair value and subsequently accounted for at amortized cost. Interest expense, including capitalized transaction costs, is recognized on an accrual basis using the EIRM.

Guarantees

The Bank issues guarantee contracts that require payments to be made to guaranteed parties based on: (1) changes in the underlying economic characteristics relating to an asset or liability of the guaranteed party; (2) failure of another party to perform under an obligating agreement; or (3) failure of another third party to pay its indebtedness when due. Financial standby letters of credit are financial guarantees that represent irrevocable assurances that the Bank will make payments in the event that a customer cannot meet its obligations to third parties and they carry the same credit risk, recourse, and collateral security requirements as loans extended to customers. Performance standby letters of credit are considered non-financial guarantees as payment does not depend on the occurrence of a credit event and is generally related to a non-financial trigger event. Guarantees, including financial and performance standby letters of credit, are initially measured and recorded at their fair value. The fair value of a guarantee liability at initial recognition is normally equal to the present value of the guarantee fees received over the life of contract. The Bank's release from risk is recognized over the term of the guarantee using a systematic and rational amortization method.

If a guarantee meets the definition of a derivative, it is carried at fair value on the Consolidated Balance Sheet and reported as a derivative asset or derivative liability at fair value. Guarantees that are considered derivatives are a type of credit derivative which are over-the-counter (OTC) contracts designed to transfer the credit risk in an underlying financial instrument from one counterparty to another.

SHARE CAPITAL

The Bank classifies financial instruments that it issues as either financial liabilities, equity instruments, or compound instruments.

Issued instruments that are mandatorily redeemable or convertible into a variable number of the Bank's common shares at the holder's option are classified as liabilities on the Consolidated Balance Sheet. Dividend or interest payments on these instruments are recognized in interest expense in the Consolidated Statement of Income.

Issued instruments are classified as equity when there is no contractual obligation to transfer cash or other financial assets. Further, issued instruments that are not mandatorily redeemable or that are not convertible into a variable number of the Bank's common shares at the holder's option, are classified as equity and presented in share capital. Incremental costs directly attributable to the issue of equity instruments are included in equity as a deduction from the proceeds, net of tax. Dividend payments on these instruments are recognized as a reduction in equity.

Compound instruments are comprised of both liability and equity components in accordance with the substance of the contractual arrangement. At inception, the fair value of the liability component is initially measured with any residual amount assigned to the equity component. Transaction costs are allocated proportionately to the liability and equity components.

Common or preferred shares held by the Bank are classified as treasury shares in equity, and the cost of these shares is recorded as a reduction in equity. Upon the sale of treasury shares, the difference between the sale proceeds and the cost of the shares is recorded in or against contributed surplus.

DERIVATIVES

Derivatives are instruments that derive their value from changes in underlying interest rates, foreign exchange rates, credit spreads, commodity prices, equities, or other financial or non-financial measures. Such instruments include interest rate, foreign exchange, equity, commodity, and credit derivative contracts. The Bank uses these instruments for trading and non-trading purposes. Derivatives are carried at their fair value on the Consolidated Balance Sheet.

Derivatives Held for Trading Purposes

The Bank enters into trading derivative contracts to meet the needs of its customers, to provide liquidity and market-making related activities, and in certain cases, to manage risks related to its trading portfolio. The realized and unrealized gains or losses on trading derivatives are recognized immediately in trading income (losses).

Derivatives Held for Non-trading Purposes

Non-trading derivatives are primarily used to manage interest rate, foreign exchange, and other market risks of the Bank's traditional banking activities. When derivatives are held for non-trading purposes and when the transactions meet the hedge accounting requirements of IAS 39, Financial Instruments: Recognition and Measurement (IAS 39), they are presented as non-trading derivatives and receive hedge accounting treatment, as appropriate. Certain derivative instruments that are held for economic hedging purposes, and do not meet the hedge accounting requirements of IAS 39, are also presented as non-trading derivatives with the change in fair value of these derivatives recognized in non-interest income.

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Hedging Relationships

Hedge Accounting

At the inception of a hedging relationship, the Bank documents the relationship between the hedging instrument and the hedged item, its risk management objective, and its strategy for undertaking the hedge. The Bank also requires a documented assessment, both at hedge inception and on an ongoing basis, of whether or not the derivatives that are used in hedging relationships are highly effective in offsetting the changes attributable to the hedged risks in the fair values or cash flows of the hedged items. In order to be considered effective, the hedging instrument and the hedged item must be highly and inversely correlated such that the changes in the fair value of the hedging instrument will substantially offset the effects of the hedged exposure to the Bank throughout the term of the hedging relationship. If a hedging relationship becomes ineffective, it no longer qualifies for hedge accounting and any subsequent change in the fair value of the hedging instrument is recognized in Non-interest income on the Consolidated Statement of Income.

Changes in fair value relating to the derivative component excluded from the assessment of hedge effectiveness, is recognized immediately in Non-interest income on the Consolidated Statement of Income.

When derivatives are designated as hedges, the Bank classifies them either as: (1) hedges of the changes in fair value of recognized assets or liabilities or firm commitments (fair value hedges); (2) hedges of the variability in highly probable future cash flows attributable to a recognized asset or liability, or a forecasted transaction (cash flow hedges); or (3) hedges of net investments in a foreign operation (net investment hedges).

Fair Value Hedges

The Bank's fair value hedges principally consist of interest rate swaps that are used to protect against changes in the fair value of fixed-rate long-term financial instruments due to movements in market interest rates.

Changes in the fair value of derivatives that are designated and qualify as fair value hedging instruments are recognized in Non-interest income on the Consolidated Statement of Income, along with changes in the fair value of the assets, liabilities, or group thereof that are attributable to the hedged risk. Any change in fair value relating to the ineffective portion of the hedging relationship is recognized immediately in non-interest income.

The cumulative adjustment to the carrying amount of the hedged item (the basis adjustment) is amortized to the Consolidated Statement of Income in Net interest income based on a recalculated EIR over the remaining expected life of the hedged item, with amortization beginning no later than when the hedged item ceases to be adjusted for changes in its fair value attributable to the hedged risk. Where the hedged item has been derecognized, the basis adjustment is immediately released to Non-interest income on the Consolidated Statement of Income.

Cash Flow Hedges

The Bank is exposed to variability in future cash flows attributable to interest rate, foreign exchange rate, and equity price risks. The amounts and timing of future cash flows are projected for each hedged exposure on the basis of their contractual terms and other relevant factors, including estimates of prepayments and defaults.

The effective portion of the change in the fair value of the derivative that is designated and qualifies as a cash flow hedge is recognized in other comprehensive income. The change in fair value of the derivative relating to the ineffective portion is recognized immediately in non-interest income.

Amounts in accumulated other comprehensive income attributable to interest rate, foreign exchange rate, and equity price components, as applicable, are reclassified to Net interest income or Non-interest income on the Consolidated Statement of Income in the period in which the hedged item affects income, and are reported in the same income statement line as the hedged item.

When a hedging instrument expires or is sold, or when a hedge no longer meets the criteria for hedge accounting, any cumulative gain or loss existing in accumulated other comprehensive income at that time remains in accumulated other comprehensive income until the forecasted transaction impacts the Consolidated Statement of Income. When a forecasted transaction is no longer expected to occur, the cumulative gain or loss that was reported in accumulated other comprehensive income is immediately reclassified to Net interest income or Non-interest income, as applicable, on the Consolidated Statement of Income.

Net Investment Hedges

Hedges of net investments in foreign operations are accounted for similar to cash flow hedges. The change in fair value on the hedging instrument relating to the effective portion is recognized in other comprehensive income. The change in fair value of the hedging instrument relating to the ineffective portion is recognized immediately on the Consolidated Statement of Income. Gains and losses in accumulated other comprehensive income are reclassified to the Consolidated Statement of Income upon the disposal or partial disposal of the investment in the foreign operation. The Bank designates derivatives and non-derivatives (such as foreign currency deposit liabilities) as hedging instruments in net investment hedges.

Embedded Derivatives

Derivatives may be embedded in other financial instruments (the host instrument). Embedded derivatives are treated as separate derivatives when their economic characteristics and risks are not closely related to those of the host instrument, a separate instrument with the same terms as the embedded derivative would meet the definition of a derivative, and the combined contract is not held for trading or designated at fair value through profit or loss. These embedded derivatives, which are bifurcated from the host contract, are recognized on the Consolidated Balance Sheet as Derivatives and measured at fair value with subsequent changes recognized in Non-interest income on the Consolidated Statement of Income.

TRANSLATION OF FOREIGN CURRENCIES

The Bank's Consolidated Financial Statements are presented in Canadian dollars, which is the presentation currency of the Bank. Items included in the financial statements of each of the Bank's entities are measured using their functional currency, which is the currency of the primary economic environment in which they operate.

Monetary assets and liabilities denominated in a currency that differs from an entity's functional currency are translated into the functional currency of the entity at exchange rates prevailing at the balance sheet date. Non-monetary assets and liabilities are translated at historical exchange rates. Income and expenses are translated into an entity's functional currency at average exchange rates prevailing throughout the year. Translation gains and losses are included in non-interest income except for available-for-sale equity securities where unrealized translation gains and losses are recorded in accumulated other comprehensive income until the asset is sold or becomes impaired.

Foreign-currency denominated subsidiaries are those with a functional currency other than Canadian dollars. For the purpose of translation into the Bank's functional currency, all assets and liabilities are translated at exchange rates prevailing at the balance sheet date and all income and expenses are translated at average exchange rates for the period. Unrealized translation gains and losses relating to these operations, net of gains or losses arising from net investment hedges of these positions and applicable income taxes, are included in other comprehensive income. Translation gains and losses in accumulated other comprehensive income are recognized on the Consolidated Statement of Income upon the disposal or partial disposal of the investment in the foreign operation. The investment balance of foreign entities accounted for by the equity method, including TD Ameritrade, is translated into Canadian dollars using exchange rates prevailing at the balance sheet date with exchange gains or losses recognized in other comprehensive income.

TD BANK GROUP • 2017 FINANCIAL STATEMENTS & NOTES	Page 15

Offsetting OF Financial Instruments

Financial assets and liabilities are offset, with the net amount presented on the Consolidated Balance Sheet, only if the Bank currently has a legally enforceable right to set off the recognized amounts, and intends either to settle on a net basis or to realize the asset and settle the liability simultaneously. In all other situations, assets and liabilities are presented on a gross basis.

DETERMINATION OF FAIR VALUE

The fair value of a financial instrument on initial recognition is normally the transaction price, such as the fair value of the consideration given or received. The best evidence of fair value is quoted prices in active markets. When financial assets and liabilities have offsetting market risks or credit risks, the Bank applies the portfolio exception, as described in Note 5, and uses mid-market prices as a basis for establishing fair values for the offsetting risk positions and applies the most representative price within the bid-ask spread to the net open position, as appropriate. When there is no active market for the instrument, the fair value may be based on other observable current market transactions involving the same or similar instrument, without modification or repackaging, or is based on a valuation technique which maximizes the use of observable market inputs.

The Bank recognizes various types of valuation adjustments to account for factors that market participants would use in determining fair value which are not included in valuation techniques due to system limitations or measurement uncertainty. Valuation adjustments reflect the Bank's assessment of factors that market participants would use in pricing the asset or liability. These include, but are not limited to, the unobservability of inputs used in the pricing model, or assumptions about risk, such as creditworthiness of each counterparty and risk premiums that market participants would require given the inherent risk in the pricing model.

If there is a difference between the initial transaction price and the value based on a valuation technique, the difference is referred to as inception profit or loss. Inception profit or loss is recognized in trading income upon initial recognition of the instrument only if the fair value is based on observable inputs. When an instrument is measured using a valuation technique that utilizes significant non-observable inputs, it is initially valued at the transaction price, which is considered the best estimate of fair value. Subsequent to initial recognition, any difference between the transaction price and the value determined by the valuation technique at initial recognition is recognized in trading income as non-observable inputs become observable.

If the fair value of a financial asset measured at fair value becomes negative, it is recognized as a financial liability until either its fair value becomes positive, at which time it is recognized as a financial asset, or until it is extinguished.

DERECOGNITION OF FINANCIAL INSTRUMENTS

Financial Assets

The Bank derecognizes a financial asset when the contractual rights to that asset have expired. Derecognition may also be appropriate where the contractual right to receive future cash flows from the asset have been transferred, or where the Bank retains the rights to future cash flows from the asset, but assumes an obligation to pay those cash flows to a third party subject to certain criteria.

When the Bank transfers a financial asset, it is necessary to assess the extent to which the Bank has retained the risks and rewards of ownership of the transferred asset. If substantially all the risks and rewards of ownership of the financial asset have been retained, the Bank continues to recognize the financial asset and also recognizes a financial liability for the consideration received. Certain transaction costs incurred are also capitalized and amortized using EIRM. If substantially all the risks and rewards of ownership of the financial asset have been transferred, the Bank will derecognize the financial asset and recognize separately as assets or liabilities any rights and obligations created or retained in the transfer. The Bank determines whether substantially all the risk and rewards have been transferred by quantitatively comparing the variability in cash flows before and after the transfer. If the variability in cash flows does not change significantly as a result of the transfer, the Bank has retained substantially all of the risks and rewards of ownership.

If the Bank neither transfers nor retains substantially all the risks and rewards of ownership of the financial asset, the Bank derecognizes the financial asset where it has relinquished control of the financial asset. The Bank is considered to have relinquished control of the financial asset where the transferee has the practical ability to sell the transferred financial asset. Where the Bank has retained control of the financial asset, it continues to recognize the financial asset to the extent of its continuing involvement in the financial asset. Under these circumstances, the Bank usually retains the rights to future cash flows relating to the asset through a residual interest and is exposed to some degree of risk associated with the financial asset.

The derecognition criteria are also applied to the transfer of part of an asset, rather than the asset as a whole, or to a group of similar financial assets in their entirety, when applicable. If transferring a part of an asset, it must be a specifically identified cash flow, a fully proportionate share of the asset, or a fully proportionate share of a specifically identified cash flow.

Securitization

Securitization is the process by which financial assets are transformed into securities. The Bank securitizes financial assets by transferring those financial assets to a third party and as part of the securitization, certain financial assets may be retained and may consist of an interest-only strip and, in some cases, a cash reserve account (collectively referred to as "retained interests"). If the transfer qualifies for derecognition, a gain or loss is recognized immediately in other income after the effects of hedges on the assets sold, if applicable. The amount of the gain or loss is calculated as the difference between the carrying amount of the asset transferred and the sum of any cash proceeds received, including any financial asset received or financial liability assumed, and any cumulative gain or loss allocated to the transferred asset that had been recognized in accumulated other comprehensive income. To determine the value of the retained interest initially recorded, the previous carrying value of the transferred asset is allocated between the amount derecognized from the balance sheet and the retained interest recorded, in proportion to their relative fair values on the date of transfer. Subsequent to initial recognition, as market prices are generally not available for retained interests, fair value is determined by estimating the present value of future expected cash flows using management's best estimates of key assumptions that market participants would use in determining fair value. Refer to Note 3 for assumptions used by management in determining the fair value of retained interests. Retained interest is classified as trading securities with subsequent changes in fair value recorded in trading income.

Where the Bank retains the servicing rights, the benefits of servicing are assessed against market expectations. When the benefits of servicing are more than adequate, a servicing asset is recognized. Similarly, when the benefits of servicing are less than adequate, a servicing liability is recognized. Servicing assets and servicing liabilities are initially recognized at fair value and subsequently carried at amortized cost.

TD BANK GROUP • 2017 FINANCIAL STATEMENTS & NOTES	Page 16

Financial Liabilities

The Bank derecognizes a financial liability when the obligation under the liability is discharged, cancelled, or expires. If an existing financial liability is replaced by another financial liability from the same lender on substantially different terms or where the terms of the existing liability are substantially modified, the original liability is derecognized and a new liability is recognized with the difference in the respective carrying amounts recognized on the Consolidated Statement of Income.

Securities Purchased Under Reverse Repurchase Agreements, Securities Sold Under Repurchase Agreements, and Securities Borrowing
and Lending

Securities purchased under reverse repurchase agreements involve the purchase of securities by the Bank under agreements to resell the securities at a future date. These agreements are treated as collateralized lending transactions whereby the Bank takes possession of the purchased securities, but does not acquire the risks and rewards of ownership. The Bank monitors the market value of the purchased securities relative to the amounts due under the reverse repurchase agreements, and when necessary, requires transfer of additional collateral. In the event of counterparty default, the agreements provide the Bank with the right to liquidate the collateral held and offset the proceeds against the amount owing from the counterparty.

Obligations related to securities sold under repurchase agreements involve the sale of securities by the Bank to counterparties under agreements to repurchase the securities at a future date. These agreements do not result in the risks and rewards of ownership being relinquished and are treated as collateralized borrowing transactions. The Bank monitors the market value of the securities sold relative to the amounts due under the repurchase agreements, and when necessary, transfers additional collateral and may require counterparties to return collateral pledged. Certain transactions that do not meet derecognition criteria are also included in obligations related to securities sold under repurchase agreements. Refer to Note 9 for further details.

Securities purchased under reverse repurchase agreements and obligations related to securities sold under repurchase agreements are initially recorded on the Consolidated Balance Sheet at the respective prices at which the securities were originally acquired or sold, plus accrued interest. Subsequently, the agreements are measured at amortized cost on the Consolidated Balance Sheet, plus accrued interest. Interest earned on reverse repurchase agreements and interest incurred on repurchase agreements is determined using the EIRM and is included in Interest income and Interest expense, respectively, on the Consolidated Statement of Income.

In security lending transactions, the Bank lends securities to a counterparty and receives collateral in the form of cash or securities. If cash collateral is received, the Bank records the cash along with an obligation to return the cash as an obligation related to Securities sold under repurchase agreements on the Consolidated Balance Sheet. Where securities are received as collateral, the Bank does not record the collateral on the Consolidated Balance Sheet.

In securities borrowing transactions, the Bank borrows securities from a counterparty and pledges either cash or securities as collateral. If cash is pledged as collateral, the Bank records the transaction as securities purchased under reverse repurchase agreements on the Consolidated Balance Sheet. Securities pledged as collateral remain on the Bank's Consolidated Balance Sheet.

Where securities are pledged or received as collateral, security borrowing fees and security lending income are recorded in Non-interest income on the Consolidated Statement of Income over the term of the transaction. Where cash is pledged or received as collateral, interest received or incurred is included in Interest income and Interest expense, respectively, on the Consolidated Statement of Income.

Physical commodities purchased or sold with an agreement to sell or repurchase the physical commodities at a later date at a fixed price, are also included in securities purchased under reverse repurchase agreements and obligations related to securities sold under repurchase agreements, respectively, if the derecognition criteria are not met. These instruments are measured at fair value.

GOODWILL

Goodwill represents the excess purchase price paid over the net fair value of identifiable assets and liabilities acquired in a business combination. Goodwill is carried at its initial cost less accumulated impairment losses.

Goodwill is allocated to a cash-generating unit (CGU) or a group of CGUs that is expected to benefit from the synergies of the business combination, regardless of whether any assets acquired and liabilities assumed are assigned to the CGU or group of CGUs. A CGU is the smallest identifiable group of assets that generates cash flows largely independent of the cash inflows from other assets or groups of assets. Each CGU or group of CGUs, to which goodwill is allocated, represents the lowest level within the Bank at which the goodwill is monitored for internal management purposes and is not larger than an operating segment.

Goodwill is assessed for impairment at least annually and when an event or change in circumstances indicates that the carrying amount may be impaired. When impairment indicators are present, the recoverable amount of the CGU or group of CGUs, which is the higher of its estimated fair value less costs of disposal and its value-in-use, is determined. If the carrying amount of the CGU or group of CGUs is higher than its recoverable amount, an impairment loss exists. The impairment loss is recognized on the Consolidated Statement of Income and cannot be reversed in future periods.

INTANGIBLE ASSETS

Intangible assets represent identifiable non-monetary assets and are acquired either separately or through a business combination, or internally generated software. The Bank's intangible assets consist primarily of core deposit intangibles, credit card related intangibles, and software intangibles. Intangible assets are initially recognized at fair value and are amortized over their estimated useful lives (3 to 20 years) proportionate to their expected economic benefits, except for software which is amortized over its estimated useful life (3 to 7 years) on a straight-line basis.

The Bank assesses its intangible assets for impairment on a quarterly basis. When impairment indicators are present, the recoverable amount of the asset, which is the higher of its estimated fair value less costs of disposal and its value-in-use, is determined. If the carrying amount of the asset is higher than its recoverable amount, the asset is written down to its recoverable amount. Where it is not possible to estimate the recoverable amount of an individual asset, the Bank estimates the recoverable amount of the CGU to which the asset belongs. An impairment loss is recognized on the Consolidated Statement of Income in the period in which the impairment is identified. Impairment losses recognized previously are assessed and reversed if the circumstances leading to the impairment are no longer present. Reversal of any impairment loss will not exceed the carrying amount of the intangible asset that would have been determined had no impairment loss been recognized for the asset in prior periods.

LAND, BUILDINGS, EQUIPMENT, AND OTHER DEPRECIABLE ASSETS

Land is recognized at cost. Buildings, computer equipment, furniture and fixtures, other equipment, and leasehold improvements are recognized at cost less accumulated depreciation and provisions for impairment, if any. Gains and losses on disposal are included in Non-interest income on the Consolidated Statement of Income.

Assets leased under a finance lease are capitalized as assets and depreciated on a straight-line basis over the lesser of the lease term and the estimated useful life of the asset.

TD BANK GROUP • 2017 FINANCIAL STATEMENTS & NOTES	Page 17

The Bank records the obligation associated with the retirement of a long-lived asset at fair value in the period in which it is incurred and can be reasonably estimated, and records a corresponding increase to the carrying amount of the asset. The asset is depreciated on a straight-line basis over its remaining useful life while the liability is accreted to reflect the passage of time until the eventual settlement of the obligation.

Depreciation is recognized on a straight-line basis over the useful lives of the assets estimated by asset category, as follows:

Asset	Useful Life
Buildings	15 to 40 years
Computer equipment	2 to 8 years
Furniture and fixtures	3 to 15 years
Other equipment	5 to 15 years
Leasehold improvements	Lesser of the remaining lease term and the remaining useful life of the asset

The Bank assesses its depreciable assets for impairment on a quarterly basis. When impairment indicators are present, the recoverable amount of the asset, which is the higher of its estimated fair value less costs to sell and its value-in-use, is determined. If the carrying value of the asset is higher than its recoverable amount, the asset is written down to its recoverable amount. Where it is not possible to estimate the recoverable amount of an individual asset, the Bank estimates the recoverable amount of the CGU to which the asset belongs. An impairment loss is recognized on the Consolidated Statement of Income in the period in which the impairment is identified. Impairment losses previously recognized are assessed and reversed if the circumstances leading to their impairment are no longer present. Reversal of any impairment loss will not exceed the carrying amount of the depreciable asset that would have been determined had no impairment loss been recognized for the asset in prior periods.

NON-CURRENT ASSETS HELD FOR SALE

Individual non-current assets (and disposal groups) are classified as held for sale if they are available for immediate sale in their present condition subject only to terms that are usual and customary for sales of such assets (or disposal groups), and their sale must be highly probable to occur within one year. For a sale to be highly probable, management must be committed to a sales plan and initiate an active program to market the sale of the non-current assets (disposal groups). Non-current assets (and disposal groups) classified as held for sale are measured at the lower of their carrying amount and fair value less costs to sell on the Consolidated Balance Sheet. Subsequent to its initial classification as held for sale, a non-current asset (and disposal group) is no longer depreciated or amortized, and any subsequent write-downs in fair value less costs to sell or such increases not in excess of cumulative write-downs, are recognized in Other income on the Consolidated Statement of Income.

SHARE-BASED COMPENSATION

The Bank grants share options to certain employees as compensation for services provided to the Bank. The Bank uses a binomial tree-based valuation option pricing model to estimate fair value for all share option compensation awards. The cost of the share options is based on the fair value estimated at the grant date and is recognized as compensation expense and contributed surplus over the service period required for employees to become fully entitled to the awards. This period is generally equal to the vesting period in addition to a period prior to the grant date. For the Bank's share options, this period is generally equal to five years. When options are exercised, the amount initially recognized in the contributed surplus balance is reduced, with a corresponding increase in common shares.

The Bank has various other share-based compensation plans where certain employees are awarded share units equivalent to the Bank's common shares as compensation for services provided to the Bank. The obligation related to share units is included in other liabilities. Compensation expense is recognized based on the fair value of the share units at the grant date adjusted for changes in fair value between the grant date and the vesting date, net of hedging activities, over the service period required for employees to become fully entitled to the awards. This period is generally equal to the vesting period, in addition to a period prior to the grant date. For the Bank's share units, this period is generally equal to four years.

EMPLOYEE BENEFITS

Defined Benefit Plans

Actuarial valuations are prepared at least every three years to determine the present value of the projected benefit obligation related to the Bank's principal pension and non-pension post-retirement benefit plans. In periods between actuarial valuations, an extrapolation is performed based on the most recent valuation completed. All actuarial gains and losses are recognized immediately in other comprehensive income, with cumulative gains and losses reclassified to retained earnings. Pension and non-pension post-retirement benefit expenses are determined based upon separate actuarial valuations using the projected benefit method pro-rated on service and management's best estimates of discount rate, compensation increases, health care cost trend rate, and mortality rates, which are reviewed annually with the Bank's actuaries. The discount rate used to value liabilities reflects long-term corporate AA bond yields as of the measurement date. The expense recognized includes the cost of benefits for employee service provided in the current year, net interest expense or income on the net defined benefit liability or asset, past service costs related to plan amendments, curtailments or settlements, and administrative costs. Plan amendment costs are recognized in the period of a plan amendment, irrespective of its vested status. Curtailments and settlements are recognized by the Bank when the curtailment or settlement occurs. A curtailment occurs when there is a significant reduction in the number of employees covered by the plan. A settlement occurs when the Bank enters into a transaction that eliminates all further legal or constructive obligation for part or all of the benefits provided under a defined benefit plan.

The fair value of plan assets and the present value of the projected benefit obligation are measured as at October 31. The net defined benefit asset or liability represents the difference between the cumulative actuarial gains and losses, expenses, and recognized contributions and is reported in other assets or other liabilities.

Net defined benefit assets recognized by the Bank are subject to a ceiling which limits the asset recognized on the Consolidated Balance Sheet to the amount that is recoverable through refunds of contributions or future contribution holidays. In addition, where a regulatory funding deficit exists related to a defined benefit plan, the Bank is required to record a liability equal to the present value of all future cash payments required to eliminate that deficit.

Defined Contribution Plans

For defined contribution plans, annual pension expense is equal to the Bank's contributions to those plans.

TD BANK GROUP • 2017 FINANCIAL STATEMENTS & NOTES	Page 18

INSURANCE

Premiums for short-duration insurance contracts are deferred as unearned premiums and reported in non-interest income on a straight line basis over the contractual term of the underlying policies, usually 12 months. Such premiums are recognized net of amounts ceded for reinsurance and apply primarily to property and casualty contracts. Unearned premiums are reported in insurance-related liabilities, gross of premiums ceded to reinsurers which are recognized in other assets. Premiums from life and health insurance policies are recognized as income when earned in insurance revenue.

For property and casualty insurance, insurance claims and policy benefit liabilities represent current claims and estimates for future claims related to insurable events occurring at or before the Consolidated Balance Sheet date. These are determined by the appointed actuary in accordance with accepted actuarial practices and are reported as other liabilities. Expected claims and policy benefit liabilities are determined on a case-by-case basis and consider such variables as past loss experience, current claims trends and changes in the prevailing social, economic, and legal environment. These liabilities are continually reviewed, and as experience develops and new information becomes known, the liabilities are adjusted as necessary. In addition to reported claims information, the liabilities recognized by the Bank include a provision to account for the future development of insurance claims, including insurance claims incurred but not reported by policyholders (IBNR). IBNR liabilities are evaluated based on historical development trends and actuarial methodologies for groups of claims with similar attributes. For life and health insurance, actuarial liabilities represent the present values of future policy cash flows as determined using standard actuarial valuation practices. Actuarial liabilities are reported in insurance-related liabilities with changes reported in insurance claims and related expenses.

PROVISIONS

Provisions are recognized when the Bank has a present obligation (legal or constructive) as a result of a past event, the amount of which can be reliably estimated, and it is probable that an outflow of resources will be required to settle the obligation.

Provisions are measured based on management's best estimate of the consideration required to settle the obligation at the end of the reporting period, taking into account the risks and uncertainties surrounding the obligation. If the effect of the time value of money is material, provisions are measured at the present value of the expenditure expected to be required to settle the obligation, using a discount rate that reflects the current market assessment of the time value of money and the risks specific to the obligation.

INCOME TAXES

Income tax is comprised of current and deferred tax. Income tax is recognized on the Consolidated Statement of Income, except to the extent that it relates to items recognized in other comprehensive income or directly in equity, in which case the related taxes are also recognized in other comprehensive income or directly in equity, respectively.

Deferred tax is recognized on temporary differences between the carrying amounts of assets and liabilities on the Consolidated Balance Sheet and the amounts attributed to such assets and liabilities for tax purposes. Deferred tax assets and liabilities are determined based on the tax rates that are expected to apply when the assets or liabilities are reported for tax purposes. Deferred tax assets are recognized only when it is probable that sufficient taxable profit will be available in future periods against which deductible temporary differences may be utilized. Deferred tax liabilities are not recognized on temporary differences arising on investments in subsidiaries, branches and associates, and interests in joint ventures if the Bank controls the timing of the reversal of the temporary difference and it is probable that the temporary difference will not reverse in the foreseeable future.

The Bank records a provision for uncertain tax positions if it is probable that the Bank will have to make a payment to tax authorities upon their examination of a tax position. This provision is measured at the Bank's best estimate of the amount expected to be paid. Provisions are reversed to income in provision for (recovery of) income taxes in the period in which management determines they are no longer required or as determined by statute.

NOTE 3: SIGNIFICANT ACCOUNTING JUDGMENTS, ESTIMATES, AND ASSUMPTIONS

The estimates used in the Bank’s accounting policies are essential to understanding its results of operations and financial condition. Some of the Bank’s policies require subjective, complex judgments and estimates as they relate to matters that are inherently uncertain. Changes in these judgments or estimates and changes to accounting standards and policies could have a materially adverse impact on the Bank’s Consolidated Financial Statements. The Bank has established procedures to ensure that accounting policies are applied consistently and that the processes for changing methodologies, determining estimates and adopting new accounting standards are well-controlled and occur in an appropriate and systematic manner.

IMPAIRMENT of financial Assets

Available-for-Sale Securities

Impairment losses are recognized on available-for-sale securities if there is objective evidence of impairment as a result of one or more events that have occurred after initial recognition and the loss event(s) results in a decrease in the estimated cash flows of the instrument. The Bank individually reviews these securities at least quarterly for the presence of these conditions. For available-for-sale equity securities, a significant or prolonged decline in fair value below cost is considered objective evidence of impairment. For available-for-sale debt securities, a deterioration of credit quality is considered objective evidence of impairment. Other factors considered in the impairment assessment include financial position and key financial indicators of the issuer of the instrument, significant past and continued losses of the issuer, as well as breaches of contract, including default or delinquency in interest payments and loan covenant violations.

Held-to-Maturity Securities

Impairment losses are recognized on held-to-maturity securities if there is objective evidence of impairment as a result of one or more events that have occurred after initial recognition and the loss event(s) results in a decrease in the estimated cash flows of the instrument. The Bank reviews these securities at least quarterly for impairment at the counterparty-specific level. If there is no objective evidence of impairment at the counterparty-specific level then the security is grouped with other held-to-maturity securities with similar credit risk characteristics and collectively assessed for impairment, which considers losses incurred but not identified. A deterioration of credit quality is considered objective evidence of impairment. Other factors considered in the impairment assessment include the financial position and key financial indicators of the issuer, significant past and continued losses of the issuer, as well as breaches of contract, including default or delinquency in interest payments and loan covenant violations.

TD BANK GROUP • 2017 FINANCIAL STATEMENTS & NOTES	Page 19

Loans

A loan, including a debt security classified as a loan, is considered impaired when there is objective evidence that there has been a deterioration of credit quality subsequent to the initial recognition of the loan to the extent the Bank no longer has reasonable assurance as to the timely collection of the full amount of principal and interest. The Bank assesses loans for objective evidence of impairment individually for loans that are individually significant, and collectively for loans that are not individually significant. The allowance for credit losses represents management's best estimate of impairment incurred in the lending portfolios, including any off-balance sheet exposures, at the balance sheet date. Management exercises judgment as to the timing of designating a loan as impaired, the amount of the allowance required, and the amount that will be recovered once the borrower defaults. Changes in the amount that management expects to recover would have a direct impact on the provision for credit losses and may result in a change in the allowance for credit losses.

If there is no objective evidence of impairment for an individual loan, whether significant or not, the loan is included in a group of assets with similar credit risk characteristics and collectively assessed for impairment for losses incurred but not identified. In calculating the probable range of allowance for incurred but not identified credit losses, the Bank employs internally developed models that utilize parameters for probability of default, loss given default and exposure at default. Management's judgment is used to determine the point within the range that is the best estimate of losses, based on an assessment of business and economic conditions, historical loss experience, loan portfolio composition, and other relevant indicators that are not fully incorporated into the model calculation. Changes in these assumptions would have a direct impact on the provision for credit losses and may result in a change in the incurred but not identified allowance for credit losses.

FAIR VALUE MEASUREMENTS

The fair value of financial instruments traded in active markets at the balance sheet date is based on their quoted market prices. For all other financial instruments not traded in an active market, fair value may be based on other observable current market transactions involving the same or similar instrument, without modification or repackaging, or is based on a valuation technique which maximizes the use of observable market inputs. Observable market inputs may include interest rate yield curves, foreign exchange rates, and option volatilities. Valuation techniques include comparisons with similar instruments where observable market prices exist, discounted cash flow analysis, option pricing models, and other valuation techniques commonly used by market participants.

For certain complex or illiquid financial instruments, fair value is determined using valuation techniques in which current market transactions or observable market inputs are not available. Determining which valuation technique to apply requires judgment. The valuation techniques themselves also involve some level of estimation and judgment. The judgments include liquidity considerations and model inputs such as volatilities, correlations, spreads, discount rates, pre-payment rates, and prices of underlying instruments. Any imprecision in these estimates can affect the resulting fair value.

Judgment is also used in recording fair value adjustments to model valuations to account for measurement uncertainty when valuing complex and less actively traded financial instruments. If the market for a complex financial instrument develops, the pricing for this instrument may become more transparent, resulting in refinement of valuation models.

An analysis of fair values of financial instruments and further details as to how they are measured are provided in Note 5.

DERECOGNITION

Certain assets transferred may qualify for derecognition from the Bank's Consolidated Balance Sheet. To qualify for derecognition certain key determinations must be made. A decision must be made as to whether the rights to receive cash flows from the financial assets have been retained or transferred and the extent to which the risks and rewards of ownership of the financial asset have been retained or transferred. If the Bank neither transfers nor retains substantially all of the risks and rewards of ownership of the financial asset, a decision must be made as to whether the Bank has retained control of the financial asset. Upon derecognition, the Bank will record a gain or loss on sale of those assets which is calculated as the difference between the carrying amount of the asset transferred and the sum of any cash proceeds received, including any financial asset received or financial liability assumed, and any cumulative gain or loss allocated to the transferred asset that had been recognized in accumulated other comprehensive income. In determining the fair value of any financial asset received, the Bank estimates future cash flows by relying on estimates of the amount of interest that will be collected on the securitized assets, the yield to be paid to investors, the portion of the securitized assets that will be prepaid before their scheduled maturity, expected credit losses, the cost of servicing the assets and the rate at which to discount these expected future cash flows. Actual cash flows may differ significantly from those estimated by the Bank. Retained interests are classified as trading securities and are initially recognized at relative fair value on the Bank's Consolidated Balance Sheet. Subsequently, the fair value of retained interests recognized by the Bank is determined by estimating the present value of future expected cash flows. Differences between the actual cash flows and the Bank's estimate of future cash flows are recognized in trading income. These assumptions are subject to periodic review and may change due to significant changes in the economic environment.

GOODWILL AND OTHER INTANGIBLES

The recoverable amount of the Bank's cash-generating units (CGU) is determined from internally developed valuation models that consider various factors and assumptions such as forecasted earnings, growth rates, price-earnings multiples, discount rates, and terminal multiples. Management is required to use judgment in estimating the recoverable amount of CGUs, and the use of different assumptions and estimates in the calculations could influence the determination of the existence of impairment and the valuation of goodwill. Management believes that the assumptions and estimates used are reasonable and supportable. Where possible, fair values generated internally are compared to relevant market information. The carrying amounts of the Bank's CGUs are determined by management using risk based capital models to adjust net assets and liabilities by CGU. These models consider various factors including market risk, credit risk, and operational risk, including investment capital (comprised of goodwill and other intangibles). Any capital not directly attributable to the CGUs is held within the Corporate segment. The Bank's capital oversight committees provide oversight to the Bank's capital allocation methodologies.

Employee Benefits

The projected benefit obligation and expense related to the Bank's pension and non-pension post-retirement benefit plans are determined using multiple assumptions that may significantly influence the value of these amounts. Actuarial assumptions including discount rates, compensation increases, health care cost trend rates, and mortality rates are management's best estimates and are reviewed annually with the Bank's actuaries. The Bank develops each assumption using relevant historical experience of the Bank in conjunction with market-related data and considers if the market-related data indicates there is any prolonged or significant impact on the assumptions. The discount rate used to value liabilities reflects long-term corporate AA bond yields as of the measurement date. The other assumptions are also long-term estimates. All assumptions are subject to a degree of uncertainty. Differences between actual experiences and the assumptions, as well as changes in the assumptions resulting from changes in future expectations, result in actuarial gains and losses which are recognized in other comprehensive income during the year and also impact expenses in future periods.

TD BANK GROUP • 2017 FINANCIAL STATEMENTS & NOTES	Page 20

INCOME TAXES

The Bank is subject to taxation in numerous jurisdictions. There are many transactions and calculations in the ordinary course of business for which the ultimate tax determination is uncertain. The Bank maintains provisions for uncertain tax positions that it believes appropriately reflect the risk of tax positions under discussion, audit, dispute, or appeal with tax authorities, or which are otherwise considered to involve uncertainty. These provisions are made using the Bank's best estimate of the amount expected to be paid based on an assessment of all relevant factors, which are reviewed at the end of each reporting period. However, it is possible that at some future date, an additional liability could result from audits by the relevant taxing authorities.

Deferred tax assets are recognized only when it is probable that sufficient taxable profit will be available in future periods against which deductible temporary differences may be utilized. The amount of the deferred tax asset recognized and considered realizable could, however, be reduced if projected income is not achieved due to various factors, such as unfavourable business conditions. If projected income is not expected to be achieved, the Bank would decrease its deferred tax assets to the amount that it believes can be realized. The magnitude of the decrease is significantly influenced by the Bank's forecast of future profit generation, which determines the extent to which it will be able to utilize the deferred tax assets.

provisions

Provisions arise when there is some uncertainty in the timing or amount of a loss in the future. Provisions are based on the Bank's best estimate of all expenditures required to settle its present obligations, considering all relevant risks and uncertainties, as well as, when material, the effect of the time value of money.

Many of the Bank's provisions relate to various legal actions that the Bank is involved in during the ordinary course of business. Legal provisions require the involvement of both the Bank's management and legal counsel when assessing the probability of a loss and estimating any monetary impact. Throughout the life of a provision, the Bank's management or legal counsel may learn of additional information that may impact its assessments about the probability of loss or about the estimates of amounts involved. Changes in these assessments may lead to changes in the amount recorded for provisions. In addition, the actual costs of resolving these claims may be substantially higher or lower than the amounts recognized. The Bank reviews its legal provisions on a case-by-case basis after considering, among other factors, the progress of each case, the Bank's experience, the experience of others in similar cases, and the opinions and views of legal counsel.

Certain of the Bank's provisions relate to restructuring initiatives initiated by the Bank. Restructuring provisions require management's best estimate, including forecasts of economic conditions. Throughout the life of a provision, the Bank may become aware of additional information that may impact the assessment of amounts to be incurred. Changes in these assessments may lead to changes in the amount recorded for provisions.

INSURANCE

The assumptions used in establishing the Bank's insurance claims and policy benefit liabilities are based on best estimates of possible outcomes.

For property and casualty insurance, the ultimate cost of claims liabilities is estimated using a range of standard actuarial claims projection techniques in accordance with Canadian accepted actuarial practices. Additional qualitative judgment is used to assess the extent to which past trends may or may not apply in the future, in order to arrive at the estimated ultimate claims cost that present the most likely outcome taking account of all the uncertainties involved.

For life and health insurance, actuarial liabilities consider all future policy cash flows, including premiums, claims, and expenses required to administer the policies. Critical assumptions used in the measurement of life and health insurance contract liabilities are determined by the appointed actuary.

Further information on insurance risk assumptions is provided in Note 22.

CONSOLIDATION OF STRUCTURED ENTITIES

Management judgment is required when assessing whether the Bank should consolidate an entity. For instance, it may not be feasible to determine if the Bank controls an entity solely through an assessment of voting rights for certain structured entities. In this case, judgment is required to establish whether the Bank has decision-making power over the key relevant activities of the entity and whether the Bank has the ability to use that power to absorb significant variable returns from the entity. If it is determined that the Bank has both decision-making power and significant variable returns from the entity, judgment is also used to determine whether any such power is exercised by the Bank as principal, on its own behalf, or as agent, on behalf of another counterparty.

Assessing whether the Bank has decision-making power includes understanding the purpose and design of the entity in order to determine its key economic activities. In this context, an entity's key economic activities are those which predominantly impact the economic performance of the entity. When the Bank has the current ability to direct the entity's key economic activities, it is considered to have decision-making power over the entity.

The Bank also evaluates its exposure to the variable returns of a structured entity in order to determine if it absorbs a significant proportion of the variable returns the entity is designed to create. As part of this evaluation, the Bank considers the purpose and design of the entity in order to determine whether it absorbs variable returns from the structured entity through its contractual holdings, which may take the form of securities issued by the entity, derivatives with the entity, or other arrangements such as guarantees, liquidity facilities, or lending commitments.

If the Bank has decision-making power over and absorbs significant variable returns from the entity it then determines if it is acting as principal or agent when exercising its decision-making power. Key factors considered include the scope of its decision-making powers; the rights of other parties involved with the entity, including any rights to remove the Bank as decision-maker or rights to participate in key decisions; whether the rights of other parties are exercisable in practice; and the variable returns absorbed by the Bank and by other parties involved with the entity. When assessing consolidation, a presumption exists that the Bank exercises decision-making power as principal if it is also exposed to significant variable returns, unless an analysis of the factors above indicates otherwise.

The decisions above are made with reference to the specific facts and circumstances relevant for the structured entity and related transaction(s) under consideration.

NOTE 4: CURRENT AND FUTURE CHANGES IN ACCOUNTING POLICIES

CURRENT CHANGES IN ACCOUNTING POLICIES

There are no new or amended significant accounting policies that are effective for the Bank for the fiscal year ended October 31, 2017.

TD BANK GROUP • 2017 FINANCIAL STATEMENTS & NOTES	Page 21

FUTURE CHANGES IN ACCOUNTING POLICIES

The following standards have been issued, but are not yet effective on the date of issuance of the Bank's Consolidated Financial Statements. The Bank is currently assessing the impact of the application of these standards on the Consolidated Financial Statements and will adopt these standards when they become effective.

Financial Instruments

In July 2014, the IASB issued the final version of IFRS 9, Financial Instruments (IFRS 9), which replaces the guidance in IAS 39, Financial Instruments: Recognition and Measurement (IAS 39). This final version includes requirements on: (1) Classification and measurement of financial assets and liabilities; (2) Impairment of financial assets; and (3) General hedge accounting. Accounting for macro hedging has been decoupled from IFRS 9. The Bank has an accounting policy choice to apply the hedge accounting requirements of IFRS 9 or IAS 39. The Bank has made the decision to continue applying the IAS 39 hedge accounting requirements at this time and will comply with the revised hedge accounting disclosures as required by the related amendments to IFRS 7, Financial Instruments: Disclosures (IFRS 7).

IFRS 9 is effective for annual periods beginning on or after January 1, 2018, and is to be applied retrospectively with certain exceptions. IFRS 9 does not require restatement of comparative period financial statements except in limited circumstances related to aspects of hedge accounting. Entities are permitted to restate comparatives as long as hindsight is not applied. The Bank has made the decision not to restate comparative period financial information and will recognize any measurement difference between the previous carrying amount and the new carrying amount as of the date of adoption, through an adjustment to opening retained earnings. In January 2015, OSFI issued the final version of the Advisory titled "Early adoption of IFRS 9 Financial Instruments for Domestic Systemically Important Banks". All domestic systemically important banks (D-SIBs), including the Bank, are required to early adopt IFRS 9 for the annual period beginning on November 1, 2017. Consequential amendments were made to IFRS 7 introducing expanded qualitative and quantitative disclosures related to IFRS 9, which are required to be adopted for the annual period beginning on November 1, 2017, when the Bank first applies IFRS 9.

In December 2015, the Basel Committee on Banking Supervision (BCBS) issued "Guidance on credit risk and accounting for expected credit losses" which sets out supervisory guidance on sound credit risk practices associated with the implementation and ongoing application of expected credit loss accounting frameworks. In June 2016, OSFI issued the guideline, "IFRS 9 Financial Instruments and Disclosures", which provides guidance to Federally Regulated Entities on the application of IFRS 9 that is consistent with the BCBS guidance. This guideline, which is effective for the Bank upon adoption of IFRS 9, replaces certain guidelines that were in effect under IAS 39. The adoption of IFRS 9 is a significant initiative for the Bank supported by a formal governance framework and a robust implementation plan.

In October 2017, the IASB published amendments to IFRS 9 relating to prepayment features with negative compensation. The amendments are to be applied retrospectively to annual reporting periods beginning on or after January 1, 2019, which will be November 1, 2019 for the Bank with earlier application permitted. The Bank is continuing to assess the impact of the amendments, however they are not expected to have a material impact.

As at October 31, 2017, the Bank's current estimate of the adoption of IFRS 9, subject to refinement, is an overall reduction to Shareholders' Equity of approximately $36 million, of which $96 million is attributable to the adoption of the expected credit loss methodology, partially offset by $60 million due to classification and measurement changes. Based on the current regulatory requirements, the expected impact to CET1 capital is a decrease of 15 bps almost exclusively due to the Basel I regulatory floor.

Revenue from Contracts with Customers

In May 2014, the IASB issued IFRS 15, Revenue from Contracts with Customers (IFRS 15), which establishes the principles for recognizing revenue and cash flows arising from contracts with customers and prescribes the application of a five-step recognition and measurement model. The standard excludes from its scope revenue arising from items such as financial instruments, insurance contracts, and leases. In July 2015, the IASB confirmed a one-year deferral of the effective date to annual periods beginning on or after January 1, 2018, which will be November 1, 2018 for the Bank. In April 2016, the IASB issued amendments to IFRS 15, which provided additional guidance on the identification of performance obligations, on assessing principal versus agent considerations and on licensing revenue. The amendments also provided additional transitional relief upon initial adoption of IFRS 15 and have the same effective date as the IFRS 15 standard. The Bank plans to apply the standard on a modified retrospective basis, recognizing the cumulative effect of initially applying the standard as an adjustment to the opening balance of retained earnings as of November 1, 2018. The Bank is continuing to assess the impact of the new standard on its financial statements, including the presentation of certain revenue and expense items, the timing and measurement of revenue recognition, as well as additional qualitative and quantitative disclosures. The Bank does not currently expect a significant impact as a result of adopting the new standard.

Leases

In January 2016, the IASB issued IFRS 16, Leases (IFRS 16), which will replace IAS 17, Leases (IAS 17), introducing a single lessee accounting model for all leases by eliminating the distinction between operating and financing leases. IFRS 16 requires lessees to recognize right-of-use assets and lease liabilities for most leases. Lessees will also recognize depreciation expense on the right-of-use asset and interest expense on the lease liability in the statement of income. Short-term leases, which are defined as those that have a lease term of 12 months or less; and leases of low-value assets are exempt. Lessor accounting remains substantially unchanged. IFRS 16 is effective for annual periods beginning on or after January 1, 2019, which will be November 1, 2019 for the Bank, and is to be applied retrospectively. Early adoption is permitted only if aligned with or after the adoption of IFRS 15. The Bank is currently assessing the impact of adopting this standard.

Share-based Payment

In June 2016, the IASB published amendments to IFRS 2, Share-based Payment, which provide additional guidance on the classification and measurement of share-based payment transactions. The amendments clarify the accounting for cash-settled share-based payment transactions that include a performance condition, the classification of share-based payment transactions with net settlement features for withholding tax obligations, and the accounting for modifications of share-based payment transactions from cash-settled to equity-settled. The amendments to IFRS 2 are effective for annual periods beginning on or after January 1, 2018, which will be November 1, 2018 for the Bank, and are to be applied prospectively; however, retrospective application is permitted in certain instances. Early adoption is permitted. The amendments to IFRS 2 are not expected to have a material impact on the Bank.

Insurance Contracts

In May 2017, the IASB issued IFRS 17, Insurance Contracts (IFRS 17), which replaces the guidance in IFRS 4, Insurance Contracts. IFRS 17 establishes a new model for recognizing and measuring insurance policy obligations, premium revenue, and claims-related expenses, as well as providing guidance on presentation and disclosure. IFRS 17 will be effective for the Bank's annual period beginning November 1, 2021. The Bank is currently assessing the impact of adopting this standard.

TD BANK GROUP • 2017 FINANCIAL STATEMENTS & NOTES	Page 22

NOTE 5: FAIR VALUE MEASUREMENTS

Certain assets and liabilities, primarily financial instruments, are carried on the balance sheet at their fair value on a recurring basis. These financial instruments include trading loans and securities, assets and liabilities designated at fair value through profit or loss, instruments classified as available-for-sale, derivatives, certain securities purchased under reverse repurchase agreements, certain deposits classified as trading, securitization liabilities at fair value, obligations related to securities sold short, and certain obligations related to securities sold under repurchase agreements. All other financial assets and financial liabilities are carried at amortized cost.

Valuation Governance

Valuation processes are guided by policies and procedures that are approved by senior management and subject matter experts. Senior Executive oversight over the valuation process is provided through various valuation-related committees. Further, the Bank has a number of additional controls in place, including an independent price verification process to ensure the accuracy of fair value measurements reported in the financial statements. The sources used for independent pricing comply with the standards set out in the approved valuation-related policies, which includes consideration of the reliability, relevancy, and timeliness of data.

METHODS AND ASSUMPTIONS

The Bank calculates fair values for measurement and disclosure purposes based on the following methods of valuation and assumptions:

Government and Government-Related Securities

The fair value of Canadian government debt securities is based on quoted prices in active markets, where available. Where quoted prices are not available, valuation techniques such as discounted cash flow models may be used, which maximize the use of observable inputs such as government bond yield curves.

The fair value of U.S. federal and state government, as well as agency debt securities, is determined by reference to recent transaction prices, broker quotes, or third-party vendor prices. Brokers or third-party vendors may use a pool-specific valuation model to value these securities. Observable market inputs to the model include to-be-announced (TBA) market prices, the applicable indices, and metrics such as the coupon, maturity, and weighted-average maturity of the pool. Market inputs used in the valuation model include, but are not limited to, indexed yield curves and trading spreads.

The fair value of residential mortgage-backed securities is primarily based on broker quotes, third-party vendor prices, or other valuation techniques, such as the use of option-adjusted spread (OAS) models which include inputs such as prepayment rate assumptions related to the underlying collateral. Observable inputs include, but are not limited to, indexed yield curves and bid-ask spreads. Other inputs may include volatility assumptions derived using Monte Carlo simulations and take into account factors such as counterparty credit quality and liquidity.

Other Debt Securities

The fair value of corporate and other debt securities, including debt securities reclassified from trading to available-for-sale, is primarily based on broker quotes, third-party vendor prices, or other valuation techniques, such as discounted cash flow techniques. Market inputs used in the valuation techniques or underlying third-party vendor prices or broker quotes include benchmark and government bond yield curves, credit spreads, and trade execution data.

Asset-backed securities are primarily fair valued using third-party vendor prices. The third-party vendor employs a valuation model which maximizes the use of observable inputs such as benchmark yield curves and bid-ask spreads. The model also takes into account relevant data about the underlying collateral, such as weighted-average terms to maturity and prepayment rate assumptions.

Equity Securities

The fair value of equity securities is based on quoted prices in active markets, where available. Where quoted prices in active markets are not readily available, such as for private equity securities, or where there is a wide bid-offer spread, fair value is determined based on quoted market prices for similar securities or through valuation techniques, including discounted cash flow analysis, and multiples of earnings before taxes, depreciation and amortization, and other relevant valuation techniques.

If there are trading restrictions on the equity security held, a valuation adjustment is recognized against available prices to reflect the nature of the restriction. However, restrictions that are not part of the security held and represent a separate contractual arrangement that has been entered into by the Bank and a third-party do not impact the fair value of the original instrument.

Retained Interests

Retained interests are classified as trading securities and are initially recognized at relative fair value. Subsequently, the fair value of retained interests recognized by the Bank is determined by estimating the present value of future expected cash flows. Differences between the actual cash flows and the Bank's estimate of future cash flows are recognized in income. These assumptions are subject to periodic review and may change due to significant changes in the economic environment.

Loans

The estimated fair value of loans carried at amortized cost, other than debt securities classified as loans, reflects changes in market price that have occurred since the loans were originated or purchased. For fixed-rate performing loans, estimated fair value is determined by discounting the expected future cash flows related to these loans at current market interest rates for loans with similar credit risks. For floating-rate performing loans, changes in interest rates have minimal impact on fair value since loans reprice to market frequently. On that basis, fair value is assumed to approximate carrying value. The fair value of loans is not adjusted for the value of any credit protection the Bank has purchased to mitigate credit risk.

At initial recognition, debt securities classified as loans do not include securities with quoted prices in active markets. When quoted market prices are not readily available, fair value is based on quoted market prices of similar securities, other third-party evidence or by using a valuation technique that maximizes the use of observable market inputs. If quoted prices in active markets subsequently become available, these are used to determine fair value for debt securities classified as loans.

The fair value of loans carried at fair value through profit or loss, which includes trading loans and loans designated at fair value through profit or loss, is determined using observable market prices, where available. Where the Bank is a market maker for loans traded in the secondary market, fair value is determined using executed prices, or prices for comparable trades. For those loans where the Bank is not a market maker, the Bank obtains broker quotes from other reputable dealers, and corroborates this information using valuation techniques or by obtaining consensus or composite prices from pricing services.

TD BANK GROUP • 2017 FINANCIAL STATEMENTS & NOTES	Page 23

Commodities

The fair value of commodities is based on quoted prices in active markets, where available. The Bank also transacts in commodity derivative contracts which can be traded on an exchange or in OTC markets.

Derivative Financial Instruments

The fair value of exchange-traded derivative financial instruments is based on quoted market prices. The fair value of OTC derivative financial instruments is estimated using well established valuation techniques, such as discounted cash flow techniques, the Black-Scholes model, and Monte Carlo simulation. The valuation models incorporate inputs that are observable in the market or can be derived from observable market data.

Prices derived by using models are recognized net of valuation adjustments. The inputs used in the valuation models depend on the type of derivative and the nature of the underlying instrument and are specific to the instrument being valued. Inputs can include, but are not limited to, interest rate yield curves, foreign exchange rates, dividend yield projections, commodity spot and forward prices, recovery rates, volatilities, spot prices, and correlation.

A credit risk valuation adjustment (CRVA) is recognized against the model value of OTC derivatives to account for the uncertainty that either counterparty in a derivative transaction may not be able to fulfill its obligations under the transaction. In determining CRVA, the Bank takes into account master netting agreements and collateral, and considers the creditworthiness of the counterparty and the Bank itself, in assessing potential future amounts owed to, or by the Bank.

In the case of defaulted counterparties, a specific provision is established to recognize the estimated realizable value, net of collateral held, based on market pricing in effect at the time the default is recognized. In these instances, the estimated realizable value is measured by discounting the expected future cash flows at an appropriate EIR immediately prior to impairment, after adjusting for the value of collateral. The fair value of non-trading derivatives is determined on the same basis as for trading derivatives.

The fair value of a derivative is partly a function of collateralization. The Bank uses the relevant overnight index swap curve to discount the cash flows for collateralized derivatives as most collateral is posted in cash and can be funded at the overnight rate.

A funding valuation adjustment (FVA) is recognized against the model value of OTC derivatives to recognize the market implied funding costs and benefits are considered in the pricing and fair valuation of uncollateralized derivatives. Some of the key drivers of FVA include the market implied cost of funding spread over the London Interbank Offered Rate (LIBOR) and the expected average exposure by counterparty. FVA is further adjusted to account for the extent to which the funding cost is incorporated into observed traded levels and to calibrate to the expected term of the trade. The Bank will continue to monitor industry practice, and may refine the methodology and the products to which FVA applies to as market practices evolve.

Deposits

The estimated fair value of term deposits is determined by discounting the contractual cash flows using interest rates currently offered for deposits with similar terms.

For deposits with no defined maturities, the Bank considers fair value to equal carrying value, which is equivalent to the amount payable on the balance sheet date.

For trading deposits, fair value is determined using discounted cash flow valuation techniques which maximize the use of observable market inputs such as benchmark yield curves and foreign exchange rates. The Bank considers the impact of its own creditworthiness in the valuation of these deposits by reference to observable market inputs.

Securitization Liabilities

The fair value of securitization liabilities is based on quoted market prices or quoted market prices for similar financial instruments, where available. Where quoted prices are not available, fair value is determined using valuation techniques, which maximize the use of observable inputs, such as Canada Mortgage Bond (CMB) curves.

Obligations Related to Securities Sold Short

The fair value of these obligations is based on the fair value of the underlying securities, which can include equity or debt securities. As these obligations are fully collateralized, the method used to determine fair value would be the same as that of the relevant underlying equity or debt securities.

Securities Purchased Under Reverse Repurchase Agreements and Obligations Related to Securities Sold under Repurchase Agreements

Commodities purchased or sold with an agreement to sell or repurchase them at a later date at a fixed price are carried at fair value. The fair value of these agreements is based on valuation techniques such as discounted cash flow models which maximize the use of observable market inputs such as interest rate swap curves and commodity forward prices.

Subordinated Notes and Debentures

The fair value of subordinated notes and debentures are based on quoted market prices for similar issues or current rates offered to the Bank for debt of equivalent credit quality and remaining maturity.

Other Financial Liabilities Designated at Fair Value through Profit or Loss

For deposits designated at fair value through profit or loss, fair value is determined using discounted cash flow valuation techniques which maximize the use of observable market inputs such as benchmark yield curves. The Bank considers the impact of its own creditworthiness in the valuation of these deposits by reference to observable market inputs. The Bank currently issues mortgage loan commitments to its customers which allow them to lock in a fixed mortgage rate prior to their expected funding date. The Bank values loan commitments through the use of an option pricing model and with adjustments calculated using an expected funding ratio to arrive at the most representative fair value. The expected funding ratio represents the Bank's best estimate, based on historical analysis, as to the amount of loan commitments that will actually fund. If commitment extensions are exercised by the borrower, the Bank will remeasure the written option at fair value.

Portfolio Exception

IFRS 13, Fair Value Measurement provides a measurement exception that allows an entity to determine the fair value of a group of financial assets and liabilities with offsetting risks based on the sale or transfer of its net exposure to a particular risk or risks. The Bank manages certain financial assets and financial liabilities, such as derivative assets and derivative liabilities on the basis of net exposure and applies the portfolio exception when determining the fair value of these financial assets and financial liabilities.

TD BANK GROUP • 2017 FINANCIAL STATEMENTS & NOTES	Page 24

Fair Value of Assets and Liabilities not carried at Fair Value

The fair value of assets and liabilities subsequently not carried at fair value include most loans, most deposits, certain securitization liabilities, most securities purchased under reverse repurchase agreements, most obligations relating to securities sold under repurchase agreements, and subordinated notes and debentures. For these instruments, fair values are calculated for disclosure purposes only, and the valuation techniques are disclosed above. In addition, the Bank has determined that the carrying value approximates the fair value for the following assets and liabilities as they are usually liquid floating rate financial instruments and are generally short term in nature: cash and due from banks, interest-bearing deposits with banks, Securities purchased under reverse repurchase agreements, customers' liability under acceptances, amounts receivable from brokers, dealers and clients, other assets, acceptances, obligations related to securities sold under repurchase agreements, amounts payable to brokers, dealers and clients and other liabilities.

Carrying Value and Fair Value of Financial Instruments not carried at Fair Value

The fair values in the following table exclude assets that are not financial instruments, such as land, buildings and equipment, as well as goodwill and other intangible assets, including customer relationships, which are of significant value to the Bank.

Financial Assets and Liabilities not carried at Fair Value
(millions of Canadian dollars)			As at
	October 31, 2017		October 31, 2016
	Carrying	Fair	Carrying	Fair
	value	value	value	value
FINANCIAL ASSETS
Cash and due from banks	$3,971	$3,971	$3,907	$3,907
Interest-bearing deposits with banks	51,185	51,185	53,714	53,714
Held-to-maturity securities[1]
Government and government-related securities	45,623	45,708	51,290	51,855
Other debt securities	25,740	25,719	33,105	33,135
Total held-to-maturity securities	71,363	71,427	84,395	84,990
Securities purchased under reverse repurchase agreements	133,084	133,084	84,324	84,324
Loans	609,529	610,491	584,243	589,080
Debt securities classified as loans	3,062	3,156	1,413	1,678
Total loans	612,591	613,647	585,656	590,758
Other
Customers' liability under acceptances	17,297	17,297	15,706	15,706
Amounts receivable from brokers, dealers and clients	29,971	29,971	17,436	17,436
Other assets	4,556	4,556	4,352	4,352
Total assets not carried at fair value	$924,018	$925,138	$849,490	$855,187

FINANCIAL LIABILITIES
Deposits	$832,824	$833,475	$773,660	$776,161
Acceptances	17,297	17,297	15,706	15,706
Obligations related to securities sold under repurchase agreements	86,527	86,527	45,316	45,316
Securitization liabilities at amortized cost	16,076	16,203	17,918	18,276
Amounts payable to brokers, dealers and clients	32,851	32,851	17,857	17,857
Other liabilities	9,926	9,932	9,229	9,288
Subordinated notes and debentures	9,528	10,100	10,891	11,331
Total liabilities not carried at fair value	$1,005,029	$1,006,385	$890,577	$893,935
1	Includes debt securities reclassified from available-for-sale to held-to-maturity. Refer to Note 7 for carrying value and fair value of the reclassified debt securities.

Fair Value Hierarchy

IFRS requires disclosure of a three-level hierarchy for fair value measurements based upon the observability of inputs to the valuation of an asset or liability as of the measurement date. The three levels are defined as follows:

Level 1: Fair value is based on quoted market prices for identical assets or liabilities that are traded in an active exchange market or highly liquid and actively traded in OTC markets.

Level 2: Fair value is based on observable inputs other than Level 1 prices, such as quoted market prices for similar (but not identical) assets or liabilities in active markets, quoted market prices for identical assets or liabilities in markets that are not active, and other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities. Level 2 assets and liabilities include debt securities with quoted prices that are traded less frequently than exchange-traded instruments and derivative contracts whose value is determined using valuation techniques with inputs that are observable in the market or can be derived principally from or corroborated by observable market data.

Level 3: Fair value is based on non-observable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities. Financial instruments classified within Level 3 of the fair value hierarchy are initially fair valued at their transaction price, which is considered the best estimate of fair value. After initial measurement, the fair value of Level 3 assets and liabilities is determined using valuation models, discounted cash flow methodologies, or similar techniques.

TD BANK GROUP • 2017 FINANCIAL STATEMENTS & NOTES	Page 25

The following table presents the levels within the fair value hierarchy for each of the assets and liabilities measured at fair value on a recurring basis as at October 31.

Fair Value Hierarchy for Assets and Liabilities Measured at Fair Value on a Recurring Basis[1]
(millions of Canadian dollars)								As at
			October 31, 2017				October 31, 2016
	Level 1	Level 2	Level 3	Total[1]	Level 1	Level 2	Level 3	Total[2]
FINANCIAL ASSETS AND COMMODITIES
Trading loans, securities, and other[3]
Government and government-related securities
Canadian government debt
Federal	$390	$8,678	$–	$9,068	$70	$9,978	$34	$10,082
Provinces	–	6,524	–	6,524	–	5,678	–	5,678
U.S. federal, state, municipal governments,
and agencies debt	605	16,862	–	17,467	724	17,246	–	17,970
Other OECD government guaranteed debt	–	5,047	–	5,047	–	4,424	73	4,497
Mortgage-backed securities	–	1,906	–	1,906	–	1,472	–	1,472
Other debt securities
Canadian issuers	–	3,337	6	3,343	–	2,697	15	2,712
Other issuers	–	10,007	8	10,015	–	7,572	148	7,720
Equity securities
Common shares	31,921	21	–	31,942	29,054	96	65	29,215
Preferred shares	68	–	–	68	27	–	–	27
Trading loans	–	11,235	–	11,235	–	11,606	–	11,606
Commodities	7,139	132	–	7,271	8,071	176	–	8,247
Retained interests	–	32	–	32	–	–	31	31
	40,123	63,781	14	103,918	37,946	60,945	366	99,257
Derivatives
Interest rate contracts	21	15,324	–	15,345	4	27,364	–	27,368
Foreign exchange contracts	9	37,817	1	37,827	44	41,828	9	41,881
Credit contracts	–	34	–	34	–	–	–	–
Equity contracts	–	1,303	908	2,211	–	1,391	729	2,120
Commodity contracts	96	677	5	778	51	816	6	873
	126	55,155	914	56,195	99	71,399	744	72,242
Financial assets designated at
fair value through profit or loss
Securities[3]	220	3,699	113	4,032	80	4,046	157	4,283
	220	3,699	113	4,032	80	4,046	157	4,283
Available-for-sale securities
Government and government-related securities
Canadian government debt
Federal	–	16,225	–	16,225	–	14,717	–	14,717
Provinces	–	7,922	–	7,922	–	7,851	–	7,851
U.S. federal, state, municipal governments,
and agencies debt	–	48,280	–	48,280	–	34,473	–	34,473
Other OECD government guaranteed debt	–	21,122	–	21,122	–	15,503	6	15,509
Mortgage-backed securities	–	8,812	–	8,812	–	4,949	–	4,949
Other debt securities
Asset-backed securities	–	29,428	553	29,981	–	18,593	–	18,593
Non-agency collateralized mortgage obligation portfolio	–	1,715	–	1,715	–	625	–	625
Corporate and other debt	–	9,768	22	9,790	–	8,266	20	8,286
Equity securities
Common shares[4,5]	341	3	1,572	1,916	231	223	1,594	2,048
Preferred shares	242	–	123	365	88	–	98	186
Debt securities reclassified from trading	–	2	275	277	–	49	279	328
	583	143,277	2,545	146,405	319	105,249	1,997	107,565
Securities purchased under reverse
repurchase agreements	–	1,345	–	1,345	–	1,728	–	1,728

FINANCIAL LIABILITIES
Trading deposits	$–	$77,419	$2,521	$79,940	$–	$77,572	$2,214	$79,786
Derivatives
Interest rate contracts	15	12,730	70	12,815	3	22,092	95	22,190
Foreign exchange contracts	10	33,599	–	33,609	16	39,535	5	39,556
Credit contracts	–	356	–	356	–	257	–	257
Equity contracts	–	1,999	1,801	3,800	–	1,351	1,408	2,759
Commodity contracts	97	534	3	634	75	587	1	663
	122	49,218	1,874	51,214	94	63,822	1,509	65,425
Securitization liabilities at fair value	–	12,757	–	12,757	–	12,490	–	12,490
Other financial liabilities designated
at fair value through profit or loss	–	1	7	8	–	177	13	190
Obligations related to securities sold short [3]	2,068	33,414	–	35,482	1,396	31,705	14	33,115
Obligations related to securities sold
under repurchase agreements	–	2,064	–	2,064	–	3,657	–	3,657
1	Certain comparative amounts have been restated to conform with the presentation adopted in the current period.
2	Fair value is the same as carrying value.
3	Balances reflect the reduction of securities owned (long positions) by the amount of identical securities sold but not yet purchased (short positions).
4	As at October 31, 2017, the carrying values of certain available-for-sale equity securities of $6 million (October 31, 2016 – $6 million) are carried at cost in the absence of quoted market prices in an active market and are excluded from the table above.
5	As at October 31, 2017, common shares include the fair value of Federal Reserve stock and Federal Home Loan Bank stock of $1.4 billion (October 31, 2016 – $1.3 billion) which are redeemable by the issuer at cost for which cost approximates fair value. These securities cannot be traded in the market; hence, these securities have not been subject to sensitivity analysis of Level 3 financial assets and liabilities.
TD BANK GROUP • 2017 FINANCIAL STATEMENTS & NOTES	Page 26

The Bank's policy is to record transfers of assets and liabilities between the different levels of the fair value hierarchy using the fair values as at the end of each reporting period. Assets are transferred between Level 1 and Level 2 depending on if there is sufficient frequency and volume in an active market.

During the year ended October 31, 2017, the Bank transferred $164 million and $48 million of treasury securities designated at fair value through profit and loss and Obligations related to securities sold short respectively from Level 1 to Level 2 as they are now off-the-run and traded less frequently. There were no significant transfers between Level 1 and Level 2 during the year ended October 31, 2016.

Movements of Level 3 instruments

Significant transfers into and out of Level 3 occur mainly due to the following reasons:

•	Transfers from Level 3 to Level 2 occur when techniques used for valuing the instrument incorporate significant observable market inputs or broker-dealer quotes which were previously not observable.
•	Transfers from Level 2 to Level 3 occur when an instrument's fair value, which was previously determined using valuation techniques with significant observable market inputs, is now determined using valuation techniques with significant non-observable inputs.

Due to the unobservable nature of the inputs used to value Level 3 financial instruments there may be uncertainty about the valuation of these instruments. The fair value of Level 3 instruments may be drawn from a range of reasonably possible alternatives. In determining the appropriate levels for these unobservable inputs, parameters are chosen so that they are consistent with prevailing market evidence and management judgment.

TD BANK GROUP • 2017 FINANCIAL STATEMENTS & NOTES	Page 27

The following tables reconcile changes in fair value of all assets and liabilities measured at fair value using significant Level 3 non-observable inputs for the years ended October 31.

Reconciliation of Changes in Fair Value for Level 3 Assets and Liabilities
(millions of Canadian dollars)		Total realized and								Change in
	Fair	unrealized gains							Fair	unrealized
	value	(losses)		Movements				Transfers	value	gains
	as at	Included							as at	(losses) on
	November 1	in	Included				Into	Out of	October 31	instruments
	2016	income[1]	in OCI[2]	Purchases	Issuances	Other[3]	Level 3	Level 3	2017	still held[4]
FINANCIAL ASSETS
Trading loans, securities,
and other
Government and government-
related securities
Canadian government debt
Federal	$34	$(2)	$–	$3	$–	$(32)	$–	$(3)	$–	$–
Provinces	–	–	–	–	–	–	7	(7)	–	–
Other OECD government
guaranteed debt	73	7	–	17	–	(58)	20	(59)	–	–
Other debt securities
Canadian issuers	15	–	–	1	–	(15)	9	(4)	6	–
Other issuers	148	2	–	253	–	(312)	138	(221)	8	1
Equity securities
Common shares	65	–	–	–	–	(65)	–	–	–	–
Preferred shares	–	–	–	–	–	–	–	–	–	–
Trading loans	–	–	–	–	–	–	–	–	–	–
Commodities	–	–	–	–	–	–	–	–	–	–
Retained interests	31	6	–	–	–	–	–	(37)	–	–
	366	13	–	274	–	(482)	174	(331)	14	1
Financial assets designated
at fair value through
profit or loss
Securities	157	(3)	–	13	–	(54)	–	–	113	(3)
Loans	–	–	–	–	–	–	–	–	–	–
	157	(3)	–	13	–	(54)	–	–	113	(3)
Available-for-sale securities
Government and government-
related securities
Other OECD government
guaranteed debt	6	–	–	–	–	(6)	–	–	–	–
Other debt securities
Asset-backed securities	–	–	–	553	–	–	–	–	553	–
Corporate and other debt	20	–	2	–	–	–	–	–	22	2
Equity securities
Common shares	1,594	36	(26)	153	–	(185)	–	–	1,572	(26)
Preferred shares	98	6	26	4	–	(11)	–	–	123	26
Debt securities reclassified
from trading	279	(2)	3	–	–	(3)	1	(3)	275	3
	$1,997	$40	$5	$710	$–	(205)	$1	$(3)	$2,545	$5

		Total realized and								Change in
	Fair	unrealized losses							Fair	unrealized
	value	(gains)		Movements			Transfers		value	losses
	as at	Included							as at	(gains) on
	November 1	in	Included				Into	Out of	October 31	instruments
	2016	income[1]	in OCI[2]	Purchases	Issuances	Other[3]	Level 3	Level 3	2017	still held[4]
FINANCIAL LIABILITIES
Trading deposits[5]	$2,214	$212	$–	$(790)	$1,380	$(448)	$33	$(80)	$2,521	$195
Derivatives[6]
Interest rate contracts	95	(20)	–	–	–	(5)	–	–	70	(20)
Foreign exchange contracts	(4)	4	–	–	–	–	(2)	1	(1)	(1)
Credit contracts	–	–	–	–	–	–	–	–	–	–
Equity contracts	679	321	–	(73)	174	(208)	–	–	893	330
Commodity contracts	(5)	2	–	–	–	–	–	1	(2)	–
	765	307	–	(73)	174	(213)	(2)	2	960	309
Other financial liabilities
designated at fair value
through profit or loss	13	54	–	–	119	(179)	–	–	7	47
Obligations related to
securities sold short	14	–	–	(14)	–	–	–	–	–	–
1	Gains (losses) on financial assets and liabilities are recognized in Net securities gains (losses), Trading income (loss), and Other income (loss) on the Consolidated Statement of Income.
2	Other comprehensive income (OCI).
3	Consists of sales, settlements, and foreign exchange.
4	Changes in unrealized gains (losses) on available-for-sale securities are recognized in accumulated other comprehensive income.
5	Issuances and repurchases of trading deposits are reported on a gross basis.
6	As at October 31, 2017, consists of derivative assets of $0.9 billion (November 1, 2016 – $0.7 billion) and derivative liabilities of $1.9 billion (November 1, 2016 – $1.5 billion), which have been netted on this table for presentation purposes only.

TD BANK GROUP • 2017 FINANCIAL STATEMENTS & NOTES	Page 28

Reconciliation of Changes in Fair Value for Level 3 Assets and Liabilities[1]
(millions of Canadian dollars)		Total realized and								Change in
	Fair	unrealized gains							Fair	unrealized
	value	(losses)		Movements				Transfers	value	gains
	as at	Included							as at	(losses) on
	November 1	in	Included				Into	Out of	October 31	instruments
	2015	income[2]	in OCI	Purchases	Issuances	Other[3]	Level 3	Level 3	2016	still held[4]
FINANCIAL ASSETS
Trading loans, securities,
and other
Government and government-
related securities
Canadian government debt
Federal	$–	$–	$–	$–	$–	$–	$34	$–	$34	$–
Provinces	24	3	–	39	–	(67)	3	(2)	–	–
Other OECD government
guaranteed debt	5	–	–	1	–	–	73	(6)	73	–
Other debt securities
Canadian issuers	57	(1)	–	23	–	(66)	3	(1)	15	(1)
Other issuers	108	17	–	129	–	(201)	340	(245)	148	9
Equity securities
Common shares	186	–	–	77	–	(198)	–	–	65	–
Preferred shares	5	–	–	32	–	(37)	–	–	–	–
Trading loans	–	–	–	–	–	–	–	–	–	–
Commodities	–	–	–	–	–	–	–	–	–	–
Retained interests	38	2	–	–	–	(9)	–	–	31	2
	423	21	–	301	–	(578)	453	(254)	366	10
Financial assets designated
at fair value through
profit or loss
Securities	83	2	–	101	–	(62)	53	(20)	157	1
Loans	–	–	–	–	–	–	–	–	–	–
	83	2	–	101	–	(62)	53	(20)	157	1
Available-for-sale securities
Government and government-
related securities
Other OECD government
guaranteed debt	7	–	–	–	–	(1)	–	–	6	–
Other debt securities
Asset-backed securities	501	–	–	–	–	(501)	–	–	–	–
Corporate and other debt	147	5	(3)	–	–	(5)	3	(127)	20	(1)
Equity securities
Common shares	1,575	53	(32)	71	–	(73)	–	–	1,594	(23)
Preferred shares	94	(18)	11	11	–	–	–	–	98	11
Debt securities reclassified
from trading	282	36	–	–	–	(4)	–	(35)	279	–
	$2,606	$76	$(24)	$82	$–	$(584)	$3	$(162)	$1,997	$(13)

		Total realized and								Change in
	Fair	unrealized losses							Fair	unrealized
	value	(gains)		Movements			Transfers		value	losses
	as at	Included							as at	(gains) on
	November 1	in	Included				Into	Out of	October 31	instruments
	2015	income[2]	in OCI	Purchases	Issuances	Other[3]	Level 3	Level 3	2016	still held[4]
FINANCIAL LIABILITIES
Trading deposits[5]	$1,880	$145	$–	$(480)	$1,013	$(343)	$11	$(12)	$2,214	$166
Derivatives[6]
Interest rate contracts	88	11	–	–	–	(4)	–	–	95	9
Foreign exchange contracts	(1)	(3)	–	–	–	(1)	–	1	(4)	(2)
Credit contracts	(4)	4	–	–	–	–	–	–	–	4
Equity contracts	397	258	–	(80)	209	(105)	1	(1)	679	258
Commodity contracts	3	3	–	–	–	(8)	(3)	–	(5)	(2)
	483	273	–	(80)	209	(118)	(2)	–	765	267
Other financial liabilities
designated at fair value
through profit or loss	13	(64)	–	–	130	(66)	–	–	13	(41)
Obligations related to
securities sold short	59	–	–	(103)	–	58	–	–	14	–
1	Certain comparative amounts have been restated to conform with the presentation adopted in the current period.
2	Gains (losses) on financial assets and liabilities are recognized in Net securities gains (losses), Trading income (loss), and Other income (loss) on the Consolidated Statement of Income.
3	Consists of sales, settlements, and foreign exchange.
4	Changes in unrealized gains (losses) on available-for-sale securities are recognized in accumulated other comprehensive income.
5	Beginning February 1, 2016, issuances and repurchases of trading deposits are reported on a gross basis.
6	As at October 31, 2016, consists of derivative assets of $0.7 billion (November 1, 2015 – $0.6 billion) and derivative liabilities of $1.5 billion (November 1, 2015 – $1.1 billion), which have been netted on this table for presentation purposes only.

TD BANK GROUP • 2017 FINANCIAL STATEMENTS & NOTES	Page 29

Valuation of assets and liabilities classified as Level 3

Significant unobservable inputs in Level 3 positions

The following section discusses the significant unobservable inputs for Level 3 positions and assesses the potential effect that a change in each unobservable input may have on the fair value measurement.

Price Equivalent

Certain financial instruments, mainly debt and equity securities, are valued using price equivalents when market prices are not available, with fair value measured by comparison with observable pricing data from instruments with similar characteristics. For debt securities, the price equivalent is expressed in 'points', and represents a percentage of the par amount, and prices at the lower end of the range are generally a result of securities that are written down. For equity securities, the price equivalent is based on a percentage of a proxy price. There may be wide ranges depending on the liquidity of the securities. New issuances of debt and equity securities are priced at 100% of the issue price.

Credit Spread

Credit spread is a significant input used in the valuation of many derivatives. It is the primary reflection of the creditworthiness of a counterparty and represents the premium or yield return above the benchmark reference that a bond holder would require in order to allow for the credit quality difference between the entity and the reference benchmark. An increase/(decrease) in credit spread will (decrease)/increase the value of financial instrument. Credit spread may be negative where the counterparty is more credit worthy than the benchmark against which the spread is calculated. A wider credit spread represents decreasing creditworthiness.

Correlation

The movements of inputs are not necessarily independent from other inputs. Such relationships, where material to the fair value of a given instrument, are captured via correlation inputs into the pricing models. The Bank includes correlation between the asset class, as well as across asset classes. For example, price correlation is the relationship between prices of equity securities in equity basket derivatives, and quanto correlation is the relationship between instruments which settle in one currency and the underlying securities which are denominated in another currency.

Implied Volatility

Implied volatility is the value of the volatility of the underlying instrument which, when input in an option pricing model, such as Black-Scholes, will return a theoretical value equal to the current market price of the option. Implied volatility is a forward-looking and subjective measure, and differs from historical volatility because the latter is calculated from known past returns of a security.

Funding ratio

The funding ratio is a significant unobservable input required to value loan commitments issued by the Bank. The funding ratio represents an estimate of percentage of commitments that are ultimately funded by the Bank. The funding ratio is based on a number of factors such as observed historical funding percentages within the various lending channels and the future economic outlook, considering factors including, but not limited to, competitive pricing and fixed/variable mortgage rate gap. An increase/(decrease) in funding ratio will increase/(decrease) the value of the lending commitment in relationship to prevailing interest rates.

Earnings Multiple, Discount Rate, and Liquidity Discount

Earnings multiple, discount rate, and liquidity discount are significant inputs used when valuing certain equity securities and certain retained interests. Earnings multiples are selected based on comparable entities and a higher multiple will result in a higher fair value. Discount rates are applied to cash flow forecasts to reflect time value of money and the risks associated with the cash flows. A higher discount rate will result in a lower fair value. Liquidity discounts may be applied as a result of the difference in liquidity between the comparable entity and the equity securities being valued.

Currency Specific Swap Curve

The fair value of foreign exchange contracts is determined using inputs such as foreign exchange spot rates and swap curves. Generally swap curves are observable, but there may be certain durations or currency specific foreign exchange spot and currency specific swap curves that are not observable.

Dividend Yield

Dividend yield is a key input for valuing equity contracts and is generally expressed as a percentage of the current price of the stock. Dividend yields can be derived from the repo or forward price of the actual stock being fair valued. Spot dividend yields can also be obtained from pricing sources, if it can be demonstrated that spot yields are a good indication of future dividends.

Inflation Rate Swap Curve

The fair value of inflation rate swap contracts is a swap between the interest rate curve and the inflation Index. The inflation rate swap spread is not observable and is determined using proxy inputs such as inflation index rates and Consumer Price Index (CPI) bond yields. Generally swap curves are observable; however, there may be instances where certain specific swap curves are not observable.

TD BANK GROUP • 2017 FINANCIAL STATEMENTS & NOTES	Page 30

Valuation techniques and inputs used in the fair value measurement of Level 3 assets and liabilities

The following table presents the Bank's assets and liabilities recognized at fair value and classified as Level 3, together with the valuation techniques used to measure fair value, the significant inputs used in the valuation technique that are considered unobservable, and a range of values for those unobservable inputs. The range of values represents the highest and lowest inputs used in calculating the fair value.

Valuation Techniques and Inputs Used in the Fair Value Measurement of Level 3 Assets and Liabilities
							As at
			October 31, 2017		October 31, 2016

		Significant
	Valuation	unobservable	Lower	Upper	Lower	Upper
	technique	inputs (Level 3)	range	range	range	range	Unit
Government and government-
related securities	Market comparable	Bond price equivalent	98	177	61	131	points

Other debt securities	Market comparable	Bond price equivalent	–	114	–	109	points

Equity securities[1]	Market comparable	New issue price	100	100	100	100%
	Discounted cash flow	Discount rate	6	9	7	18%
	EBITDA multiple	Earnings multiple	5.5	20.5	4.5	20.5	times
	Market comparable	Price equivalent	50	118	54	117%

Retained interests	Discounted cash flow	Discount rates	n/a2	n/a	287	324	bps[3]

Other financial assets designated
at fair value through profit or loss	Market comparable	Bond price equivalent	n/a	n/a	99	100	points
Derivatives
Interest rate contracts	Swaption model	Currency specific volatility	11	338	28	264%
	Discounted cash flow	Inflation rate swap curve	1	2	1	2%
	Option model	Funding ratio	55	75	55	75%

Foreign exchange contracts	Option model	Currency specific volatility	7	10	9	14%

Credit contracts	Discounted cash flow	Credit spread	40	40	7	40	bps[3]

Equity contracts	Option model	Price correlation	(9)	97	3	95%
		Quanto correlation	(38)	17	(38)	17%
		Dividend yield	–	8	–	10%
		Equity volatility	8	74	2	116%

Commodity contracts	Option model	Quanto correlation	(65)	(45)	(66)	(46)%
		Swaption correlation	29	41	29	41%

Trading deposits	Option model	Price correlation	(9)	97	3	95%
		Quanto correlation	(38)	18	(38)	17%
		Dividend yield	–	10	–	10%
		Equity volatility	7	68	7	116%
	Swaption model	Currency specific volatility	11	338	28	264%

Other financial liabilities designated
at fair value through profit or loss	Option model	Funding ratio	5	67	2	72%

Obligations related to securities
sold short	Market comparable	New issue price	n/a	n/a	100	100%
1	As at October 31, 2017, common shares exclude the fair value of Federal Reserve stock and Federal Home Loan Bank stock of $1.4 billion (October 31, 2016 – $1.3 billion) which are redeemable by the issuer at cost which approximates fair value. These securities cannot be traded in the market, hence, these securities have not been subjected to the sensitivity analysis.
2	Not applicable.
3	Basis points.

TD BANK GROUP • 2017 FINANCIAL STATEMENTS & NOTES	Page 31

The following table summarizes the potential effect of using reasonably possible alternative assumptions for financial assets and financial liabilities held, that are classified in Level 3 of the fair value hierarchy as at October 31. For interest rate derivatives, the Bank performed a sensitivity analysis on the unobservable implied volatility. For credit derivatives, sensitivity was calculated on unobservable credit spreads using assumptions derived from the underlying bond position credit spreads. For equity derivatives, the sensitivity was calculated by using reasonably possible alternative assumptions by shocking dividends, correlation, or the price and volatility of the underlying equity instrument. For available-for-sale equity securities, the sensitivity was calculated based on an upward and downward shock of the fair value reported. For trading deposits, the sensitivity was calculated by varying unobservable inputs which may include volatility, credit spreads, and correlation.

Sensitivity Analysis of Level 3 Financial Assets and Liabilities[1]
(millions of Canadian dollars)			As at
	October 31, 2017		October 31, 2016
	Impact to net assets		Impact to net assets
	Decrease in	Increase in	Decrease in	Increase in
	fair value	fair value	fair value	fair value
FINANCIAL ASSETS
Trading loans, securities, and other
Government and government-related securities
Canadian government debt
Federal	$–	$–	$1	$1
Retained interests	–	–	2	–
	–	–	3	1
Derivatives
Equity contracts	12	10	14	16
	12	10	14	16
Financial assets designated at fair value through profit or loss
Securities	6	6	5	5
	6	6	5	5
Available-for-sale securities
Other debt securities
Asset-backed securities	11	11	–	–
Corporate and other debt	2	2	2	2
Equity securities
Common shares	26	8	42	12
Preferred shares	21	6	16	5
	60	27	60	19
FINANCIAL LIABILITIES
Trading deposits	11	16	14	19
Derivatives
Interest rate contracts	16	14	27	18
Equity contracts	20	22	31	27
	36	36	58	45
Other financial liabilities designated at fair value through
profit or loss	1	1	1	1
Total	$126	$96	$155	$106
1	Certain comparative amounts have been restated to conform with the presentation adopted in the current period.

The best evidence of a financial instrument's fair value at initial recognition is its transaction price unless the fair value of the instrument is evidenced by comparison with other observable current market transactions in the same instrument (that is, without modification or repackaging) or based on a valuation technique whose variables include only data from observable markets. Consequently, the difference between the fair value using other observable current market transactions or a valuation technique and the transaction price results in an unrealized gain or loss at initial recognition.

The difference between the transaction price at initial recognition and the value determined at that date using a valuation technique is not recognized in income until the significant non-observable inputs in the valuation technique used to value the instruments become observable. The following table summarizes the aggregate difference yet to be recognized in net income due to the difference between the transaction price and the amount determined using valuation techniques with significant non-observable market inputs at initial recognition.

(millions of Canadian dollars)	For the years ended October 31
	2017	2016
Balance as at beginning of year	$41	$30
New transactions	35	69
Recognized in the Consolidated Statement of Income during the year	(57)	(58)
Balance as at end of year	$19	$41

FINANCIAL ASSETS AND LIABILITIES Designated at Fair Value

Securities Designated at Fair Value through Profit or Loss

Certain securities supporting insurance reserves within the Bank's insurance underwriting subsidiaries have been designated at fair value through profit or loss to eliminate or significantly reduce an accounting mismatch. The actuarial valuation of the insurance reserve is measured using a discount factor which is based on the yield of the supporting invested assets, with changes in the discount factor being recognized on the Consolidated Statement of Income. The unrealized gain or loss on securities designated at fair value through profit or loss is recognized on the Consolidated Statement of Income in the same period as gains or losses resulting from changes to the discount rate used to value the insurance liabilities.

TD BANK GROUP • 2017 FINANCIAL STATEMENTS & NOTES	Page 32

In addition, certain debt securities are managed on a fair value basis, or are economically hedged with derivatives as doing so eliminates or significantly reduces an accounting mismatch. As a result, these debt securities have been designated at fair value through profit or loss. The derivatives are carried at fair value, with the change in fair value recognized in non-interest income.

Other Liabilities Designated at Fair Value through Profit or Loss

Certain deposits and loan commitments issued to customers to provide a mortgage at a fixed rate have been designated at fair value through profit or loss. These deposits and loan commitments are economically hedged with derivatives and other financial instruments where the changes in fair value are recognized in non-interest income. The designation of these deposits and loan commitments at fair value through profit or loss eliminates an accounting mismatch that would otherwise arise.

There are no deposits designated at fair value through profit or loss outstanding as at October 31, 2017 (October 31, 2016 – the contractual maturity amounts for the deposits designated at fair value through profit or loss were not significantly more than the carrying amount). Due to the short-term nature of the loan commitments, changes in the Bank's own credit risk do not have a significant impact on the determination of fair value.

Income (Loss) from Changes in Fair Value of Financial Assets and Liabilities Designated at Fair Value through Profit or Loss

During the year ended October 31, 2017, the income (loss) representing net changes in the fair value of financial assets and liabilities designated at fair value through profit or loss was $(254) million (2016 – $(20) million).

Fair Value Hierarchy for Assets and Liabilities not carried at Fair Value

The following table presents the levels within the fair value hierarchy for each of the assets and liabilities not carried at fair value as at October 31, but for which fair value is disclosed.

Fair Value Hierarchy for Assets and Liabilities not carried at Fair Value[1]
(millions of Canadian dollars)								As at
			October 31, 2017				October 31, 2016
	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total

ASSETS
Cash and due from banks	$3,971	$–	$–	$3,971	$3,907	$–	$–	$3,907
Interest-bearing deposits with banks	–	51,185	–	51,185	–	53,714	–	53,714
Held-to-maturity securities
Government and government-related securities	–	45,708	–	45,708	–	51,855	–	51,855
Other debt securities	–	25,719	–	25,719	–	33,135	–	33,135
Total held-to-maturity securities	–	71,427	–	71,427	–	84,990	–	84,990
Securities purchased under reverse repurchase
agreements	–	133,084	–	133,084	–	84,324	–	84,324
Loans	–	204,695	405,796	610,491	–	205,455	383,625	589,080
Debt securities classified as loans	–	2,487	669	3,156	–	304	1,374	1,678
Total Loans	–	207,182	406,465	613,647	–	205,759	384,999	590,758
Other
Customers' liability under acceptances	–	17,297	–	17,297	–	15,706	–	15,706
Amounts receivables from brokers, dealers, and clients	–	29,971	–	29,971	–	17,436	–	17,436
Other assets	–	4,543	13	4,556	–	4,336	16	4,352
Total assets with fair value disclosures	$3,971	$514,689	$406,478	$925,138	$3,907	$466,265	$385,015	$855,187

LIABILITIES
Deposits	$–	$833,475	$–	$833,475	$–	$776,161	$–	$776,161
Acceptances	–	17,297	–	17,297	–	15,706	–	15,706
Obligations related to securities sold under
repurchase agreements	–	86,527	–	86,527	–	45,316	–	45,316
Securitization liabilities at amortized cost	–	16,203	–	16,203	–	18,276	–	18,276
Amounts payable to brokers, dealers, and clients	–	32,851	–	32,851	–	17,857	–	17,857
Other liabilities	–	8,899	1,033	9,932	–	8,329	959	9,288
Subordinated notes and debentures	–	10,100	–	10,100	–	11,331	–	11,331
Total liabilities with fair value disclosures	$–	$1,005,352	$1,033	$1,006,385	$–	$892,976	$959	$893,935
1	Certain comparative amounts have been reclassified to conform with the presentation adopted in the current period.

NOTE 6: OFFSETTING FINANCIAL ASSETS AND FINANCIAL LIABILITIES

The Bank enters into netting agreements with counterparties (such as clearing houses) to manage the credit risks associated primarily with repurchase and reverse repurchase transactions, securities borrowing and lending, and OTC and exchange-traded derivatives. These netting agreements and similar arrangements generally allow the counterparties to set-off liabilities against available assets received. The right to set-off is a legal right to settle or otherwise eliminate all or a portion of an amount due by applying against that amount an amount receivable from the other party. These agreements effectively reduce the Bank's credit exposure by what it would have been if those same counterparties were liable for the gross exposure on the same underlying contracts.

Netting arrangements are typically constituted by a master netting agreement which specifies the general terms of the agreement between the counterparties, including information on the basis of the netting calculation, types of collateral, and the definition of default and other termination events for transactions executed under the agreement. The master netting agreements contain the terms and conditions by which all (or as many as possible) relevant transactions between the counterparties are governed. Multiple individual transactions are subsumed under this general master netting agreement, forming a single legal contract under which the counterparties conduct their relevant mutual business. In addition to the mitigation of credit risk, placing individual transactions under a single master netting agreement that provides for netting of transactions in scope also helps to mitigate settlement risks associated with transacting in multiple jurisdictions or across multiple contracts. These arrangements include clearing agreements, global master repurchase agreements, and global master securities lending agreements.

TD BANK GROUP • 2017 FINANCIAL STATEMENTS & NOTES	Page 33

In the normal course of business, the Bank enters into numerous contracts to buy and sell goods and services from various suppliers. Some of these contracts may have netting provisions that allow for the offset of various trade payables and receivables in the event of default of one of the parties. While these are not disclosed in the following table, the gross amount of all payables and receivables to and from the Bank's vendors is disclosed in the Other assets note in accounts receivable and other items and in the Other liabilities note in accounts payable, accrued expenses, and other items.

The Bank also enters into regular way purchases and sales of stocks and bonds. Some of these transactions may have netting provisions that allow for the offset of broker payables and broker receivables related to these purchases and sales. While these are not disclosed in the following table, the amount of receivables are disclosed in Amounts receivable from brokers, dealers, and clients and payables are disclosed in Amounts payable to brokers, dealers, and clients.

The following table provides a summary of the financial assets and liabilities which are subject to enforceable master netting agreements and similar arrangements, including amounts not otherwise set off in the balance sheet, as well as financial collateral received to mitigate credit exposures for these financial assets and liabilities. The gross financial assets and liabilities are reconciled to the net amounts presented within the associated balance sheet line, after giving effect to transactions with the same counterparties that have been offset in the balance sheet. Related amounts and collateral received that are not offset on the balance sheet, but are otherwise subject to the same enforceable netting agreements and similar arrangements, are then presented to arrive at a net amount.

Offsetting Financial Assets and Financial Liabilities
(millions of Canadian dollars)					As at
					October 31, 2017
				Amounts subject to an enforceable
				master netting arrangement or similar
				agreement that are not offset in
				the Consolidated Balance Sheet[1,2]
	Gross amounts	Gross amounts
	of recognized	of recognized	Net amount
	financial	financial	of financial	Amounts
	instruments	instruments	instruments	subject to an
	before	offset in the	presented in the	enforceable
	balance sheet	Consolidated	Consolidated	master netting
	netting	Balance Sheet	Balance Sheet	agreement	Collateral	Net Amount
Financial Assets
Derivatives	$82,219	$26,024	$56,195	$36,522	$9,807	$9,866
Securities purchased under
reverse repurchase agreements	149,402	14,973	134,429	8,595	125,479	355
Total	231,621	40,997	190,624	45,117	135,286	10,221
Financial Liabilities
Derivatives	77,238	26,024	51,214	36,522	12,899	1,793
Obligations related to securities sold
under repurchase agreements	103,564	14,973	88,591	8,595	79,697	299
Total	$180,802	$40,997	$139,805	$45,117	$92,596	$2,092

					October 31, 2016
Financial Assets
Derivatives	$105,511	$33,269	$72,242	$45,646	$14,688	$11,908
Securities purchased under
reverse repurchase agreements	102,053	16,001	86,052	309	83,902	1,841
Total	207,564	49,270	158,294	45,955	98,590	13,749
Financial Liabilities
Derivatives	98,694	33,269	65,425	45,646	14,911	4,868
Obligations related to securities sold
under repurchase agreements	64,974	16,001	48,973	309	48,663	1
Total	$163,668	$49,270	$114,398	$45,955	$63,574	$4,869
1	Excess collateral as a result of overcollateralization has not been reflected in the table.
2	Includes amounts where the contractual set-off rights are subject to uncertainty under the laws of the relevant jurisdiction.

NOTE 7: SECURITIES

RECLASSIFICATIONS OF CERTAIN DEBT SECURITIES – AVAILABLE-FOR-SALE TO HELD-TO-MATURITY

The Bank has reclassified certain debt securities from available-for-sale to held-to-maturity. For these debt securities, the Bank's strategy is to earn the yield to maturity to aid in prudent capital management under Basel III. These debt securities were previously recorded at fair value, with changes in fair value recognized in other comprehensive income. Subsequent to the date of reclassification, the net unrealized gain or loss recognized in accumulated other comprehensive income is amortized to net interest income over the remaining life of the reclassified debt securities using the EIRM. The reclassifications are non-cash transactions that are excluded from the Consolidated Statement of Cash Flows.

TD BANK GROUP • 2017 FINANCIAL STATEMENTS & NOTES	Page 34

The Bank has completed the following reclassifications.

Reclassifications from Available-for-Sale to Held-to-Maturity Securities
(millions of Canadian dollars)
		October 31, 2017		October 31, 2016		As at the reclassification date
						Weighted-average	Undiscounted
	Amount	Fair	Carrying	Fair	Carrying	effective interest	recoverable
Reclassification Date	reclassified	value	value	value	value	rate	cash flows
March 1, 2013	$11,084	$226	$225	$1,618	$1,605	1.8%	$11,341
September 23, 2013	9,854	5,059	5,051	7,022	6,934	1.9	10,742
November 1, 2013	21,597	11,500	11,486	20,339	20,401	1.1	24,519
Other reclassifications[1]	8,342	7,651	7,698	8,607	8,577	2.5	9,490
1	Represent reclassifications completed during the years ended October 31, 2016 and October 31, 2015.

Had the Bank not reclassified these debt securities, the change in the fair value recognized in OCI for these debt securities would have been a decrease of $50 million during the year ended October 31, 2017 (October 31, 2016 – an increase of $156 million). After the reclassification, the debt securities contributed the following amounts to net income.

(millions of Canadian dollars)	For the years ended
	October 31, 2017	October 31, 2016
Net interest income[1]	$534	$593
Provision for (recovery of) income taxes	198	226
Net income	$336	$367

1	Includes amortization of net unrealized loss of $16 million during the year ended October 31, 2017 (October 31, 2016 – $20 million gain), associated with these reclassified held-to-maturity securities that is presented as Reclassification to earnings of net losses (gains) in respect of available-for-sale securities on the Consolidated Statement of Comprehensive Income. The impact of this amortization on net interest income is offset by the amortization of the corresponding net reclassification premium on these debt securities.

Remaining Terms to Maturities of Securities

The remaining terms to contractual maturities of the securities held by the Bank are shown on the following table.

Securities Maturity Schedule
(millions of Canadian dollars)								As at
						October 31		October 31
							2017	2016
	Remaining terms to maturities[1]
		Over 1	Over 3	Over 5		With no
	Within	year to	years to	years to	Over 10	specific
	1 year	3 years	5 years	10 years	years	maturity	Total	Total
Trading securities
Government and government-related securities
Canadian government debt
Federal	$4,148	$1,987	$1,115	$517	$1,301	$–	$9,068	$10,082
Provinces	1,304	693	1,115	1,180	2,232	–	6,524	5,678
U.S. federal, state, municipal governments, and
agencies debt	3,399	2,978	3,767	5,236	2,087	–	17,467	17,970
Other OECD government-guaranteed debt	2,215	1,164	513	775	380	–	5,047	4,497
Mortgage-backed securities
Residential	173	1,142	469	–	–	–	1,784	1,319
Commercial	33	16	5	66	2	–	122	153
	11,272	7,980	6,984	7,774	6,002	–	40,012	39,699
Other debt securities
Canadian issuers	530	956	790	578	489	–	3,343	2,712
Other issuers	2,043	4,501	2,152	1,068	251	–	10,015	7,720
	2,573	5,457	2,942	1,646	740	–	13,358	10,432
Equity securities
Common shares	–	–	–	–	–	31,942	31,942	29,215
Preferred shares	–	–	–	–	–	68	68	27
	–	–	–	–	–	32,010	32,010	29,242
Retained interests	–	–	6	19	7	–	32	31
Total trading securities	$13,845	$13,437	$9,932	$9,439	$6,749	$32,010	$85,412	$79,404

TD BANK GROUP • 2017 FINANCIAL STATEMENTS & NOTES	Page 35

Securities Maturity Schedule (continued)
(millions of Canadian dollars)								As at
						October 31		October 31
							2017	2016
	Remaining terms to maturities[1]
		Over 1	Over 3	Over 5		With no
	Within	year to	years to	years to	Over 10	specific
	1 year	3 years	5 years	10 years	years	maturity	Total	Total
Securities designated at fair value through profit or loss (FVO securities)
Government and government-related securities
Canadian government debt
Federal	$577	$–	$116	$2	$18	$–	$713	$560
Provinces	–	–	86	431	201	–	718	708
Other OECD government-guaranteed debt	527	161	–	–	–	–	688	859
	1,104	161	202	433	219	–	2,119	2,127
Other debt securities[2]
Canadian issuers	21	236	544	210	27	150	1,188	1,291
Other issuers	364	233	55	–	–	73	725	865
	385	469	599	210	27	223	1,913	2,156
Total FVO securities	$1,489	$630	$801	$643	$246	$223	$4,032	$4,283

Available-for-sale securities
Government and government-related securities
Canadian government debt
Federal	$3,307	$7,712	$4,127	$595	$484	$–	$16,225	$14,717
Provinces	946	1,839	1,655	3,473	9	–	7,922	7,851
U.S. federal, state, municipal governments, and
agencies debt	253	11,172	19,139	5,390	12,326	–	48,280	34,473
Other OECD government-guaranteed debt	4,178	7,495	8,889	560	–	–	21,122	15,509
Mortgage-backed securities	1,185	1,935	5,556	136	–	–	8,812	4,949
	9,869	30,153	39,366	10,154	12,819	–	102,361	77,499
Other debt securities
Asset-backed securities	1,157	4,592	9,017	6,821	8,394	–	29,981	18,593
Non-agency collateralized mortgage obligation
portfolio	–	–	–	–	1,715	–	1,715	625
Corporate and other debt	1,963	2,995	2,928	1,882	22	–	9,790	8,286
	3,120	7,587	11,945	8,703	10,131	–	41,486	27,504
Equity securities
Common shares	–	–	–	–	–	1,922	1,922	2,054
Preferred shares	–	–	–	–	–	365	365	186
	–	–	–	–	–	2,287	2,287	2,240
Debt securities reclassified from trading	1	–	–	203	73	–	277	328
Total available-for-sale securities	$12,990	$37,740	$51,311	$19,060	$23,023	$2,287	$146,411	$107,571

Held-to-maturity securities
Government and government-related securities
Canadian government debt
Federal	$–	$661	$–	$–	$–	$–	$661	$802
U.S. federal, state, municipal governments, and
agencies debt	1,527	4,930	5,195	8,673	2,206	–	22,531	21,845
Other OECD government guaranteed debt	4,528	11,076	5,410	1,417	–	–	22,431	28,643
	6,055	16,667	10,605	10,090	2,206	–	45,623	51,290
Other debt securities
Asset-backed securities	–	3,205	1,276	805	3,551	–	8,837	17,295
Non-agency collateralized mortgage obligation
portfolio	–	–	–	–	10,728	–	10,728	9,436
Other issuers	2,018	2,417	1,333	407	–	–	6,175	6,374
	2,018	5,622	2,609	1,212	14,279	–	25,740	33,105
Total held-to-maturity securities	8,073	22,289	13,214	11,302	16,485	–	71,363	84,395
Total securities	$36,397	$74,096	$75,258	$40,444	$46,503	$34,520	$307,218	$275,653
1	Represents contractual maturities. Actual maturities may differ due to prepayment privileges in the applicable contract.
2	Certain comparative amounts have been reclassified to conform with the presentation adopted in the current period.
TD BANK GROUP • 2017 FINANCIAL STATEMENTS & NOTES	Page 36

Unrealized Securities Gains (Losses)

The following table summarizes the unrealized gains and losses as at October 31.

Unrealized Securities Gains (Losses) for Available-for-Sale Securities
(millions of Canadian dollars)							As at
			October 31, 2017				October 31, 2016
	Cost/	Gross	Gross		Cost/	Gross	Gross
	amortized	unrealized	unrealized	Fair	amortized	unrealized	unrealized	Fair
	cost[1]	gains	(losses)	value	cost[1]	gains	(losses)	value
Available-for-sale securities
Government and government-related
securities
Canadian government debt
Federal	$16,200	$53	$(28)	$16,225	$14,671	$62	$(16)	$14,717
Provinces	7,859	66	(3)	7,922	7,871	29	(49)	7,851
U.S. federal, state, municipal governments, and
agencies debt	48,082	310	(112)	48,280	34,377	176	(80)	34,473
Other OECD government guaranteed debt	21,067	69	(14)	21,122	15,574	13	(78)	15,509
Mortgage-backed securities	8,757	56	(1)	8,812	4,916	37	(4)	4,949
	101,965	554	(158)	102,361	77,409	317	(227)	77,499
Other debt securities
Asset-backed securities	29,879	135	(33)	29,981	18,665	57	(129)	18,593
Non-agency collateralized mortgage obligation
portfolio	1,706	9	–	1,715	624	1	–	625
Corporate and other debt	9,753	63	(26)	9,790	8,229	83	(26)	8,286
	41,338	207	(59)	41,486	27,518	141	(155)	27,504
Equity securities
Common shares	1,821	114	(13)	1,922	1,934	134	(14)	2,054
Preferred shares	313	52	–	365	168	18	–	186
	2,134	166	(13)	2,287	2,102	152	(14)	2,240
Debt securities reclassified from trading	250	27	–	277	301	27	–	328
Total available-for-sale securities	$145,687	$954	$(230)	$146,411	$107,330	$637	$(396)	$107,571
1	Includes the foreign exchange translation of amortized cost balances at the period-end spot rate.

Securities Gains (Losses)

During the year ended October 31, 2017, the net realized gains (losses) on available-for-sale securities were $147 million (2016 – $81 million; 2015 – $124 million) and on held-to-maturity securities were $(8) million (2016 – nil). During the year ended October 31, 2017, the Bank sold certain held-to-maturity securities with an amortized cost of $460 million (2016 – nil), due to significant external credit ratings deterioration, resulting in a significant increase in the Bank's risk-weighted assets (RWA). Impairment losses on available-for-sale securities for the year ended October 31, 2017, were $11 million (2016 – $27 million; 2015 – $45 million).

TD BANK GROUP • 2017 FINANCIAL STATEMENTS & NOTES	Page 37

NOTE 8: LOANS, IMPAIRED LOANS, AND ALLOWANCE FOR CREDIT LOSSES

The following table presents the Bank's loans, impaired loans, and related allowance for loan losses as at October 31.

Loans, Impaired Loans, and Allowance for Loan Losses
(millions of Canadian dollars)					As at
								October 31, 2017
	Gross loans				Allowance for loan losses[1]
	Neither					Individually	Incurred	Total
	past due	Past due			Counter-	insignificant	but not	allowance
	nor	but not			party	impaired	identified	for loan	Net
	impaired	impaired	Impaired[2]	Total	specific	loans	loan losses	losses	loans
Residential mortgages[3,4,5]	$218,653	$2,382	$750	$221,785	$–	$42	$36	$78	$221,707
Consumer instalment and other personal[6]	149,473	6,258	1,312	157,043	–	147	656	803	156,240
Credit card	30,783	1,800	424	33,007	–	335	929	1,264	31,743
Business and government[3,4,5]	198,893	1,173	599	200,665	134	29	1,294	1,457	199,208
	$597,802	$11,613	$3,085	$612,500	$134	$553	$2,915	$3,602	$608,898
Debt securities classified as loans				3,209	126	–	20	146	3,063
Acquired credit-impaired loans				665	3	32	–	35	630
Total				$616,374	$263	$585	$2,935	$3,783	$612,591

								October 31, 2016
Residential mortgages[3,4,5]	$213,586	$2,523	$852	$216,961	$–	$49	$48	$97	$216,864
Consumer instalment and other personal[6]	136,650	6,390	1,392	144,432	–	166	656	822	143,610
Credit card	29,715	1,825	374	31,914	–	290	924	1,214	30,700
Business and government[3,4,5]	191,229	1,454	891	193,574	189	30	1,198	1,417	192,157
	$571,180	$12,192	$3,509	$586,881	$189	$535	$2,826	$3,550	$583,331
Debt securities classified as loans				1,674	206	–	55	261	1,413
Acquired credit-impaired loans				974	4	58	–	62	912
Total				$589,529	$399	$593	$2,881	$3,873	$585,656
1	Excludes allowance for off-balance sheet positions.
2	As at October 31, 2017, impaired loans exclude $0.6 billion (October 31, 2016 – $1.1 billion) of gross impaired debt securities classified as loans.
3	Excludes trading loans with a fair value of $11 billion as at October 31, 2017 (October 31, 2016 – $12 billion), and amortized cost of $11 billion as at October 31, 2017 (October 31, 2016 – $11 billion).
4	Includes insured mortgages of $106 billion as at October 31, 2017 (October 31, 2016 – $118 billion).
5	As at October 31, 2017, impaired loans with a balance of $99 million did not have a related allowance for loan losses (October 31, 2016 – $448 million). An allowance was not required for these loans as the balance relates to loans that are insured or loans where the realizable value of the collateral exceeded the loan amount.
6	Includes Canadian government-insured real estate personal loans of $16 billion as at October 31, 2017 (October 31, 2016 – $18 billion).

FORECLOSED ASSETS

Foreclosed assets are repossessed non-financial assets where the Bank gains title, ownership, or possession of individual properties, such as real estate properties, which are managed for sale in an orderly manner with the proceeds used to reduce or repay any outstanding debt. The Bank does not generally occupy foreclosed properties for its business use. The Bank predominantly relies on third-party appraisals to determine the carrying value of foreclosed assets. Foreclosed assets held for sale were $78 million as at October 31, 2017 (October 31, 2016 – $106 million), and were recorded in Other assets on the Consolidated Balance Sheet.

The following table presents information related to the Bank's impaired loans as at October 31.

Impaired Loans[1]
(millions of Canadian dollars)								As at
			October 31, 2017				October 31, 2016
			Related	Average			Related	Average
	Unpaid		allowance	gross	Unpaid		allowance	gross
	principal	Carrying	for credit	impaired	principal	Carrying	for credit	impaired
	balance[2]	value	losses	loans	balance[2]	value	losses	loans
Residential mortgages	$790	$750	$42	$801	$909	$852	$49	$844
Consumer instalment and
other personal	1,477	1,312	147	1,349	1,557	1,392	166	1,492
Credit card	424	424	335	391	374	374	290	345
Business and government	687	599	163	706	984	891	219	883
Total	$3,378	$3,085	$687	$3,247	$3,824	$3,509	$724	$3,564
1	Excludes ACI loans and debt securities classified as loans.
2	Represents contractual amount of principal owed.
TD BANK GROUP • 2017 FINANCIAL STATEMENTS & NOTES	Page 38

The changes to the Bank's allowance for credit losses, as at and for the years ended October 31, are shown in the following tables.

Allowance for Credit Losses
(millions of Canadian dollars)						Foreign
	Balance as at	Provision				exchange	Balance as at
	November 1	for credit				and other	October 31
	2016	losses	Write-offs	Recoveries	Disposals	adjustments	2017
Counterparty-specific allowance
Business and government	$189	$(19)	$(75)	$48	$–	$(9)	$134
Debt securities classified as loans	206	(2)	(9)	–	(63)	(6)	126
Total counterparty-specific allowance excluding
acquired credit-impaired loans	395	(21)	(84)	48	(63)	(15)	260
Acquired credit-impaired loans[1,2]	4	(4)	–	17	–	(14)	3
Total counterparty-specific allowance	399	(25)	(84)	65	(63)	(29)	263
Collectively assessed allowance for
individually insignificant impaired loans
Residential mortgages	49	29	(41)	6	–	(1)	42
Consumer instalment and other personal	166	788	(1,070)	267	–	(4)	147
Credit card	290	1,173	(1,372)	252	–	(8)	335
Business and government	30	59	(91)	30	–	1	29
Total collectively assessed allowance for
individually insignificant impaired loans excluding
acquired credit-impaired loans	535	2,049	(2,574)	555	–	(12)	553
Acquired credit-impaired loans[1,2]	58	(34)	(1)	5	–	4	32
Total collectively assessed allowance for
individually insignificant impaired loans	593	2,015	(2,575)	560	–	(8)	585
Collectively assessed allowance for incurred
but not identified credit losses
Residential mortgages	48	(11)	–	–	–	(1)	36
Consumer instalment and other personal	685	17	–	–	–	(13)	689
Credit card	1,169	91	–	–	–	(29)	1,231
Business and government	1,424	140	–	–	–	(38)	1,526
Debt securities classified as loans	55	(11)	–	–	(20)	(4)	20
Total collectively assessed allowance for
incurred but not identified credit losses	3,381	226	–	–	(20)	(85)	3,502
Allowance for credit losses
Residential mortgages	97	18	(41)	6	–	(2)	78
Consumer instalment and other personal	851	805	(1,070)	267	–	(17)	836
Credit card	1,459	1,264	(1,372)	252	–	(37)	1,566
Business and government	1,643	180	(166)	78	–	(46)	1,689
Debt securities classified as loans	261	(13)	(9)	–	(83)	(10)	146
Total allowance for credit losses excluding
acquired credit-impaired loans	4,311	2,254	(2,658)	603	(83)	(112)	4,315
Acquired credit-impaired loans[1,2]	62	(38)	(1)	22	–	(10)	35
Total allowance for credit losses	4,373	2,216	(2,659)	625	(83)	(122)	4,350
Less: Allowance for off-balance sheet positions[3]	500	79	–	–	–	(12)	567
Allowance for loan losses	$3,873	$2,137	$(2,659)	$625	$(83)	$(110)	$3,783
1	Includes all FDIC covered loans and other ACI loans.
2	Other adjustments are required as a result of the accounting for FDIC covered loans. For additional information, refer to the "FDIC Covered Loans" section in this Note.
3	The allowance for credit losses for off-balance sheet positions is recorded in Other liabilities on the Consolidated Balance Sheet.
TD BANK GROUP • 2017 FINANCIAL STATEMENTS & NOTES	Page 39

Allowance for Credit Losses
(millions of Canadian dollars)						Foreign
	Balance as at	Provision				exchange	Balance as at
	November 1	for credit				and other	October 31
	2015	losses	Write-offs	Recoveries	Disposals	adjustments	2016
Counterparty-specific allowance
Business and government	$156	$79	$(85)	$44	$(1)	$(4)	$189
Debt securities classified as loans	207	8	(14)	–	–	5	206
Total counterparty-specific allowance excluding
acquired credit-impaired loans	363	87	(99)	44	(1)	1	395
Acquired credit-impaired loans[1,2]	6	(6)	–	14	–	(10)	4
Total counterparty-specific allowance	369	81	(99)	58	(1)	(9)	399
Collectively assessed allowance for
individually insignificant impaired loans
Residential mortgages	47	31	(40)	10	–	1	49
Consumer instalment and other personal	136	727	(957)	259	(1)	2	166
Credit card	217	994	(1,153)	232	–	–	290
Business and government	28	63	(98)	37	–	–	30
Total collectively assessed allowance for
individually insignificant impaired loans excluding
acquired credit-impaired loans	428	1,815	(2,248)	538	(1)	3	535
Acquired credit-impaired loans[1,2]	77	(25)	(4)	6	–	4	58
Total collectively assessed allowance for
individually insignificant impaired loans	505	1,790	(2,252)	544	(1)	7	593
Collectively assessed allowance for incurred
but not identified credit losses
Residential mortgages	58	(11)	–	–	–	1	48
Consumer instalment and other personal	657	20	–	–	–	8	685
Credit card	1,029	121	–	–	–	19	1,169
Business and government	1,072	333	–	–	–	19	1,424
Debt securities classified as loans	57	(4)	–	–	–	2	55
Total collectively assessed allowance for
incurred but not identified credit losses	2,873	459	–	–	–	49	3,381
Allowance for credit losses
Residential mortgages	105	20	(40)	10	–	2	97
Consumer instalment and other personal	793	747	(957)	259	(1)	10	851
Credit card	1,246	1,115	(1,153)	232	–	19	1,459
Business and government	1,256	475	(183)	81	(1)	15	1,643
Debt securities classified as loans	264	4	(14)	–	–	7	261
Total allowance for credit losses excluding
acquired credit-impaired loans	3,664	2,361	(2,347)	582	(2)	53	4,311
Acquired credit-impaired loans[1,2]	83	(31)	(4)	20	–	(6)	62
Total allowance for credit losses	3,747	2,330	(2,351)	602	(2)	47	4,373
Less: Allowance for off-balance sheet positions[3]	313	183	–	–	–	4	500
Allowance for loan losses	$3,434	$2,147	$(2,351)	$602	$(2)	$43	$3,873
1	Includes all FDIC covered loans and other ACI loans.
2	Other adjustments are required as a result of the accounting for FDIC covered loans. For additional information, refer to the "FDIC Covered Loans" section in this Note.
3	The allowance for credit losses for off-balance sheet positions is recorded in Other liabilities on the Consolidated Balance Sheet.

LOANS PAST DUE BUT NOT IMPAIRED

A loan is classified as past due when a borrower has failed to make a payment by the contractual due date. The following table summarizes loans that are contractually past due but not impaired as at October 31.

Loans Past Due but not Impaired[1]
(millions of Canadian dollars)								As at
	October 31, 2017				October 31, 2016
	1-30	31-60	61-89		1-30	31-60	61-89
	days	days	days	Total	days	days	days	Total
Residential mortgages	$1,852	$419	$111	$2,382	$1,876	$486	$161	$2,523
Consumer instalment and other personal	5,257	781	220	6,258	5,364	812	214	6,390
Credit card	1,278	323	199	1,800	1,340	303	182	1,825
Business and government	1,007	133	33	1,173	1,270	138	46	1,454
Total	$9,394	$1,656	$563	$11,613	$9,850	$1,739	$603	$12,192
1	Excludes all ACI loans and debt securities classified as loans.

COLLATERAL

As at October 31, 2017, the fair value of financial collateral held against loans that were past due but not impaired was $198 million (October 31, 2016 – $455 million). In addition, the Bank also holds non-financial collateral as security for loans. The fair value of non-financial collateral is determined at the origination date of the loan. A revaluation of non-financial collateral is performed if there has been a significant change in the terms and conditions of the loan and/or the loan is considered impaired. Management considers the nature of the collateral, seniority ranking of the debt, and loan structure in assessing the value of collateral. These estimated cash flows are reviewed at least annually, or more frequently when new information indicates a change in the timing or amount expected to be received.

TD BANK GROUP • 2017 FINANCIAL STATEMENTS & NOTES	Page 40

ACQUIRED CREDIT-IMPAIRED LOANS

ACI loans contain commercial, retail, and FDIC covered loans originating from The South Financial Group and FDIC-assisted acquisitions. At acquisition date, outstanding unpaid principal balances were $6.3 billion and $2.1 billion, respectively, and related fair values were $5.6 billion and $1.9 billion, respectively.

Acquired Credit-Impaired Loans
(millions of Canadian dollars)		As at
	October 31	October 31
	2017	2016
FDIC-assisted acquisitions
Unpaid principal balance[1]	$362	$508
Credit related fair value adjustments[2]	(14)	(11)
Interest rate and other related premium/(discount)	(13)	(17)
Carrying value	335	480
Counterparty-specific allowance[3]	(1)	(1)
Allowance for individually insignificant impaired loans[3]	(19)	(35)
Carrying value net of related allowance – FDIC-assisted acquisitions[4]	315	444
South Financial
Unpaid principal balance[1]	359	529
Credit related fair value adjustments[2]	(14)	(15)
Interest rate and other related premium/(discount)	(15)	(20)
Carrying value	330	494
Counterparty-specific allowance[3]	(2)	(3)
Allowance for individually insignificant impaired loans[3]	(13)	(23)
Carrying value net of related allowance – South Financial	315	468
Total carrying value net of related allowance – Acquired credit-impaired loans	$630	$912
1	Represents contractual amount owed net of charge-offs since the acquisition of the loan.
2	Credit related fair value adjustments include incurred credit losses on acquisition and are not accreted to interest income.
3	Management concluded as part of the Bank's assessment of the ACI loans that it was probable that higher than estimated principal credit losses would result in a decrease in expected cash flows subsequent to acquisition. As a result, counterparty-specific and individually insignificant allowances have been recognized.
4	Carrying value does not include the effect of the FDIC loss sharing agreement.

FDIC COVERED LOANS

As at October 31, 2017, the balance of FDIC covered loans was $335 million (October 31, 2016 – $480 million) and was recorded in Loans on the Consolidated Balance Sheet. As at October 31, 2017, the balance of indemnification assets was $12 million (October 31, 2016 – $22 million) and was recorded in Other assets on the Consolidated Balance Sheet.

NOTE 9: TRANSFERS OF FINANCIAL ASSETS

LOAN SECURITIZATIONS

The Bank securitizes loans through structured entity or non-structured entity third parties. Most loan securitizations do not qualify for derecognition since in most circumstances, the Bank continues to be exposed to substantially all of the prepayment, interest rate, and/or credit risk associated with the securitized financial assets and has not transferred substantially all of the risk and rewards of ownership of the securitized assets. Where loans do not qualify for derecognition, they are not derecognized from the balance sheet, retained interests are not recognized, and a securitization liability is recognized for the cash proceeds received. Certain transaction costs incurred are also capitalized and amortized using the EIRM.

The Bank securitizes insured residential mortgages under the National Housing Act Mortgage-Backed Securities (NHA MBS) program sponsored by the Canada Mortgage and Housing Corporation (CMHC). The MBS that are created through the NHA MBS program are sold to the Canada Housing Trust (CHT) as part of the CMB program, sold to third-party investors, or are held by the Bank. The CHT issues CMB to third-party investors and uses resulting proceeds to purchase NHA MBS from the Bank and other mortgage issuers in the Canadian market. Assets purchased by the CHT are comingled in a single trust from which CMB are issued. The Bank continues to be exposed to substantially all of the risks of the underlying mortgages, through the retention of a seller swap which transfers principal and interest payment risk on the NHA MBS back to the Bank in return for coupon paid on the CMB issuance and as such, the sales do not qualify for derecognition.

The Bank securitizes U.S. originated residential mortgages with U.S. government agencies which qualify for derecognition from the Bank's Consolidated Balance Sheet. As part of the securitization, the Bank retains the right to service the transferred mortgage loans. The MBS that are created through the securitization are typically sold to third-party investors.

The Bank also securitizes personal loans and business and government loans to entities which may be structured entities. These securitizations may give rise to derecognition of the financial assets depending on the individual arrangement of each transaction.

In addition, the Bank transfers credit card receivables, consumer instalment and other personal loans to structured entities that the Bank consolidates. Refer to Note 10 for further details.

TD BANK GROUP • 2017 FINANCIAL STATEMENTS & NOTES	Page 41

The following table summarizes the securitized asset types that did not qualify for derecognition, along with their associated securitization liabilities as at October 31.

Financial Assets Not Qualifying for Derecognition Treatment as Part of the Bank's Securitization Programs[1]
(millions of Canadian dollars)				As at
	October 31, 2017		October 31, 2016
	Fair	Carrying	Fair	Carrying
	value	amount	value	amount
Nature of transaction
Securitization of residential mortgage loans	$24,986	$24,985	$26,930	$26,742
Other financial assets transferred related to securitization[2]	3,964	3,969	3,342	3,342
Total	28,950	28,954	30,272	30,084
Associated liabilities[3]	$(28,960)	$(28,833)	$(30,766)	$(30,408)
1	Certain comparative amounts have been restated to conform with the presentation adopted in the current period.
2	Includes asset-backed securities, asset-backed commercial paper, cash, repurchase agreements, and Government of Canada securities used to fulfill funding requirements of the Bank's securitization structures after the initial securitization of mortgage loans.
3	Includes securitization liabilities carried at amortized cost of $16 billion as at October 31, 2017 (October 31, 2016 – $18 billion), and securitization liabilities carried at fair value of $13 billion as at October 31, 2017 (October 31, 2016 – $12 billion).

Other Financial Assets Not Qualifying for Derecognition

The Bank enters into certain transactions where it transfers previously recognized commodities and financial assets, such as, debt and equity securities, but retains substantially all of the risks and rewards of those assets. These transferred assets are not derecognized and the transfers are accounted for as financing transactions. The most common transactions of this nature are repurchase agreements and securities lending agreements, in which the Bank retains substantially all of the associated credit, price, interest rate, and foreign exchange risks and rewards associated with the assets.

The following table summarizes the carrying amount of financial assets and the associated transactions that did not qualify for derecognition, as well as their associated financial liabilities as at October 31.

Other Financial Assets Not Qualifying for Derecognition[1]
(millions of Canadian dollars)		As at
	October 31	October 31
	2017	2016
Carrying amount of assets
Nature of transaction
Repurchase agreements[2,3]	$20,482	$18,610
Securities lending agreements	22,015	16,386
Total	42,497	34,996
Carrying amount of associated liabilities[3]	$20,264	$17,859
1	Certain comparative amounts have been restated to conform with the presentation adopted in the current period.
2	Includes $2.1 billion, as at October 31, 2017, of assets related to repurchase agreements or swaps that are collateralized by physical precious metals (October 31, 2016 – $3.7 billion).
3	Associated liabilities are all related to repurchase agreements.

TRANSFERS OF FINANCIAL ASSETS QUALIFYING FOR DERECOGNITION

Transferred financial assets that are derecognized in their entirety where the Bank has a continuing involvement

Continuing involvement may arise if the Bank retains any contractual rights or obligations subsequent to the transfer of financial assets. Certain business and government loans securitized by the Bank are derecognized from the Bank's Consolidated Balance Sheet. In instances where the Bank fully derecognizes business and government loans, the Bank may be exposed to the risks of transferred loans through a retained interest. As at October 31, 2017, the fair value of retained interests was $32 million (October 31, 2016 – $31 million). There are no expected credit losses on the retained interests of the securitized business and government loans as the underlying mortgages are all government insured. A gain or loss on sale of the loans is recognized immediately in other income after considering the effect of hedge accounting on the assets sold, if applicable. The amount of the gain or loss recognized depends on the previous carrying values of the loans involved in the transfer, allocated between the assets sold and the retained interests based on their relative fair values at the date of transfer. For the year ended October 31, 2017, the trading income recognized on the retained interest was $15 million (October 31, 2016 – $2 million).

Certain portfolios of U.S. residential mortgages originated by the Bank are sold and derecognized from the Bank's Consolidated Balance Sheet. In certain instances, the Bank has a continuing involvement to service those loans. As at October 31, 2017, the carrying value of these servicing rights was $31 million (October 31, 2016 – $25 million) and the fair value was $40 million (October 31, 2016 – $28 million). A gain or loss on sale of the loans is recognized immediately in other income. The gain (loss) on sale of the loans for the year ended October 31, 2017, was $21 million (October 31, 2016 – $24 million).

NOTE 10: STRUCTURED ENTITIES

The Bank uses structured entities for a variety of purposes including: (1) to facilitate the transfer of specified risks to clients; (2) as financing vehicles for itself or for clients; or (3) to segregate assets on behalf of investors. The Bank is typically restricted from accessing the assets of the structured entity under the relevant arrangements.

The Bank is involved with structured entities that it sponsors, as well as entities sponsored by third-parties. Factors assessed when determining if the Bank is the sponsor of a structured entity include whether the Bank is the predominant user of the entity; whether the entity's branding or marketing identity is linked with the Bank; and whether the Bank provides an implicit or explicit guarantee of the entity's performance to investors or other third parties. The Bank is not considered to be the sponsor of a structured entity if it only provides arm's-length services to the entity, for example, by acting as administrator, distributor, custodian, or loan servicer. Sponsorship of a structured entity may indicate that the Bank had power over the entity at inception; however, this is not sufficient to determine if the Bank consolidates the entity. Regardless of whether or not the Bank sponsors an entity, consolidation is determined on a case-by-case basis.

TD BANK GROUP • 2017 FINANCIAL STATEMENTS & NOTES	Page 42

SPONSORED STRUCTURED ENTITIES

The following section outlines the Bank's involvement with key sponsored structured entities.

Securitizations

The Bank securitizes its own assets and facilitates the securitization of client assets through structured entities, such as conduits, which issue asset-backed commercial paper (ABCP) or other securitization entities which issue longer-dated term securities. Securitizations are an important source of liquidity for the Bank, allowing it to diversify its funding sources and to optimize its balance sheet management approach. The Bank has no rights to the assets as they are owned by the securitization entity.

The Bank sponsors both single-seller and multi-seller securitization conduits. Depending on the specifics of the entity, the variable returns absorbed through ABCP may be significantly mitigated by variable returns retained by the sellers. The Bank provides liquidity facilities to certain single-seller and multi-seller conduits for the benefit of ABCP investors which are structured as loan facilities between the Bank, as the sole liquidity lender, and the Bank-sponsored trusts. If a trust experiences difficulty issuing ABCP due to illiquidity in the commercial market, the trust may draw on the loan facility, and use the proceeds to pay maturing ABCP. The liquidity facilities can only be drawn if preconditions are met ensuring that the Bank does not provide credit enhancement through the loan facilities to the conduit. The Bank's exposure to the variable returns of these conduits from its provision of liquidity facilities and any related commitments is mitigated by the sellers' continued exposure to variable returns, as described below. The Bank provides administration and securities distribution services to its sponsored securitization conduits, which may result in it holding an investment in the ABCP issued by these entities. In some cases, the Bank may also provide credit enhancements or may transact derivatives with securitization conduits. The Bank earns fees from the conduits which are recognized when earned.

The Bank sells assets to single-seller conduits which it controls and consolidates. Control results from the Bank's power over the entity's key economic decisions, predominantly, the mix of assets sold into the conduit and exposure to the variable returns of the transferred assets, usually through a derivative or the provision of credit mitigation in the form of cash reserves, over-collateralization, or guarantees over the performance of the entity's portfolio of assets.

Multi-seller conduits provide customers with alternate sources of financing through the securitization of their assets. These conduits are similar to single-seller conduits except that assets are received from more than one seller and comingled into a single portfolio of assets. The Bank is typically deemed to have power over the entity's key economic decisions, namely, the selection of sellers and related assets sold as well as other decisions related to the management of risk in the vehicle. Sellers of assets in multi-seller conduits typically continue to be exposed to the variable returns of their portion of transferred assets, through derivatives or the provision of credit mitigation. The Bank's exposure to the variable returns of multi-seller conduits from its provision of liquidity facilities and any related commitments is mitigated by the sellers' continued exposure to variable returns from the entity. While the Bank may have power over multi-seller conduits, it is not exposed to significant variable returns and does not consolidate such entities.

Investment Funds and Other Asset Management Entities

As part of its asset management business, the Bank creates investment funds and trusts (including mutual funds), enabling it to provide its clients with a broad range of diversified exposure to different risk profiles, in accordance with the client's risk appetite. Such entities may be actively managed or may be passively directed, for example, through the tracking of a specified index, depending on the entity's investment strategy. Financing for these entities is obtained through the issuance of securities to investors, typically in the form of fund units. Based on each entity's specific strategy and risk profile, the proceeds from this issuance are used by the entity to purchase a portfolio of assets. An entity's portfolio may contain investments in securities, derivatives, or other assets, including cash. At the inception of a new investment fund or trust, the Bank will typically invest an amount of seed capital in the entity, allowing it to establish a performance history in the market. Over time, the Bank sells its seed capital holdings to third-party investors, as the entity's AUM increases. As a result, the Bank's holding of seed capital investment in its own sponsored investment funds and trusts is typically not significant to the Consolidated Financial Statements. Aside from any seed capital investments, the Bank's interest in these entities is generally limited to fees earned for the provision of asset management services. The Bank does not typically provide guarantees over the performance of these funds.

The Bank also sponsors the TD Mortgage Fund (the "Fund"), which is a mutual fund containing a portfolio of Canadian residential mortgages sold by the Bank into the Fund. The Bank has a put option with the Fund under which it is required to repurchase defaulted mortgage loans at their carrying amount from the Fund. The Bank's exposure under this put option is mitigated as the mortgages in the Fund are collateralized and government guaranteed. In addition to the put option, the Bank provides a liquidity facility to the Fund for the benefit of fund unit investors. Under the liquidity facility, the Bank is obligated to repurchase mortgages at their fair value to enable the Fund to honour unit-holder redemptions in the event that the Fund experiences a liquidity event.

As disclosed in Note 27, on April 22, 2016, the Fund was discontinued and merged with another mutual fund managed by the Bank. The mortgages held by the Fund were not merged into the other mutual fund and as a result of the Fund's discontinuation, the mortgages were repurchased from the Fund at a fair value of $155 million. Prior to the discontinuation of the Fund, during the year ended October 31, 2016, the fair value of the mortgages repurchased from the Fund as a result of a liquidity event was $21 million (twelve months ended October 31, 2015 – $29 million). Although the Bank had power over the Fund, the Fund was not consolidated by the Bank prior to its discontinuation as the Bank did not absorb a significant proportion of variable returns. The variability related primarily to the credit risk of the underlying mortgages which are government guaranteed.

The Bank is typically considered to have power over the key economic decisions of sponsored asset management entities; however, it does not consolidate an entity unless it is also exposed to significant variable returns of the entity. This determination is made on a case-by-case basis, in accordance with the Bank's consolidation policy.

Financing Vehicles

The Bank may use structured entities to provide a cost-effective means of financing its operations, including raising capital or obtaining funding. These structured entities include: (1) TD Capital Trust III and TD Capital Trust IV (together the "CaTS Entities") and (2) TD Covered Bond (Legislative) Guarantor Limited Partnership (the "Covered Bond Entity").

The CaTS Entities issued innovative capital securities which currently count as Tier 1 Capital of the Bank, but, under Basel III, are considered non-qualifying capital instruments and are subject to the Basel III phase-out rules. The proceeds from these issuances were invested in assets purchased from the Bank which generate income for distribution to investors. The Bank is considered to have decision-making power over the key economic activities of the CaTS Entities; however, it does not consolidate an entity unless it is also exposed to significant variable returns of the entity. The Bank is exposed to the risks and returns from certain CaTS Entities as it holds the residual risks in those entities, typically through retaining all the voting securities of the entity. Where the entity's portfolio of assets are exposed to risks which are not related to the Bank's own credit risk, the Bank is considered to be exposed to significant variable returns of the entity and consolidates the entity. However, certain CaTS Entities hold assets which are only exposed to the Bank's own credit risk. In this case, the Bank does not absorb significant variable returns of the entity as it is ultimately exposed only to its own credit risk, and does not consolidate. Refer to Note 20 for further details.

TD BANK GROUP • 2017 FINANCIAL STATEMENTS & NOTES	Page 43

The Bank issues, or has issued, debt under its covered bond program where the principal and interest payments of the notes are guaranteed by the Covered Bond Entity. The Bank sold a portfolio of assets to the Covered Bond Entity and provided a loan to the Covered Bond Entity to facilitate the purchase. The Bank is restricted from accessing the Covered Bond Entity's assets under the relevant agreement. Investors in the Bank’s covered bonds may have recourse to the Bank should the assets of the Covered Bond Entity be insufficient to satisfy the covered bond liabilities. The Bank consolidates the Covered Bond Entity as it has power over the key economic activities and retains all the variable returns in this entity.

THIRD-PARTY SPONSORED STRUCTURED ENTITIES

In addition to structured entities sponsored by the Bank, the Bank is also involved with structured entities sponsored by third parties. Key involvement with third-party sponsored structured entities is described in the following section.

Third-party Sponsored Securitization Programs

The Bank participates in the securitization program of government-sponsored structured entities, including the CMHC, a Crown corporation of the Government of Canada, and similar U.S. government-sponsored entities. The CMHC guarantees CMB issued through the CHT.

The Bank is exposed to the variable returns in the CHT, through its retention of seller swaps resulting from its participation in the CHT program. The Bank does not have power over the CHT as its key economic activities are controlled by the Government of Canada. The Bank's exposure to the CHT is included in the balance of residential mortgage loans as noted in Note 9, and is not disclosed in the table accompanying this Note.

The Bank participates in the securitization programs sponsored by U.S. government agencies. The Bank is not exposed to significant variable returns from these agencies and does not have power over the key economic activities of the agencies, which are controlled by the U.S. government.

Investment Holdings and Derivatives

The Bank may hold interests in third-party structured entities, predominantly in the form of direct investments in securities or partnership interests issued by those structured entities, or through derivatives transacted with counterparties which are structured entities. Investments in, and derivatives with, structured entities are recognized on the Bank's Consolidated Balance Sheet. The Bank does not typically consolidate third-party structured entities where its involvement is limited to investment holdings and/or derivatives as the Bank would not generally have power over the key economic decisions of these entities.

Financing Transactions

In the normal course of business, the Bank may enter into financing transactions with third-party structured entities including commercial loans, reverse repurchase agreements, prime brokerage margin lending, and similar collateralized lending transactions. While such transactions expose the Bank to the structured entities' counterparty credit risk, this exposure is mitigated by the collateral related to these transactions. The Bank typically has neither power nor significant variable returns due to financing transactions with structured entities and would not generally consolidate such entities. Financing transactions with third party-sponsored structured entities are included on the Bank's Consolidated Financial Statements and have not been included in the table accompanying this Note.

Arm's-length Servicing Relationships

In addition to the involvement outlined above, the Bank may also provide services to structured entities on an arm's-length basis, for example as sub-advisor to an investment fund or asset servicer. Similarly, the Bank's asset management services provided to institutional investors may include transactions with structured entities. As a consequence of providing these services, the Bank may be exposed to variable returns from these structured entities, for example, through the receipt of fees or short-term exposure to the structured entity's securities. Any such exposure is typically mitigated by collateral or some other contractual arrangement with the structured entity or its sponsor. The Bank generally has neither power nor significant variable returns from the provision of arm's-length services to a structured entity and, consequently does not consolidate such entities. Fees and other exposures through servicing relationships are included on the Bank's Consolidated Financial Statements and have not been included in the table accompanying this Note.

INVOLVEMENT WITH CONSOLIDATED STRUCTURED ENTITIES

Securitizations

The Bank securitizes consumer instalment, and other personal loans through securitization entities, predominantly single-seller conduits. These conduits are consolidated by the Bank based on the factors described above. Aside from the exposure resulting from its involvement as seller and sponsor of consolidated securitization conduits described above, including the liquidity facilities provided, the Bank has no contractual or non-contractual arrangements to provide financial support to consolidated securitization conduits. The Bank's interests in securitization conduits generally rank senior to interests held by other parties, in accordance with the Bank's investment and risk policies. As a result, the Bank has no significant obligations to absorb losses before other holders of securitization issuances.

Other Structured Consolidated Structured Entities

Depending on the specific facts and circumstances of the Bank's involvement with structured entities, the Bank may consolidate asset management entities, financing vehicles, or third party-sponsored structured entities, based on the factors described above. Aside from its exposure resulting from its involvement as sponsor or investor in the structured entities as previously discussed, the Bank does not typically have other contractual or non-contractual arrangements to provide financial support to these consolidated structured entities.

INVOLVEMENT WITH UNCONSOLIDATED STRUCTURED ENTITIES

The following table presents information related to the Bank's unconsolidated structured entities. Unconsolidated structured entities include both TD and third-party sponsored entities. Securitizations include holdings in TD-sponsored multi-seller conduits, as well as third-party sponsored mortgage and asset-backed securitizations, including government-sponsored agency securities such as CMBs, and U.S. government agency issuances. Investment Funds and Trusts include holdings in third party funds and trusts, as well as holdings in TD-sponsored asset management funds and trusts and commitments to certain U.S. municipal funds. Amounts in Other are predominantly related to investments in community-based U.S. tax-advantage entities described in Note 12. These holdings do not result in the consolidation of these entities as TD does not have power over these entities.

TD BANK GROUP • 2017 FINANCIAL STATEMENTS & NOTES	Page 44

Carrying Amount and Maximum Exposure to Unconsolidated Structured Entities
(millions of Canadian dollars)							As at
			October 31, 2017				October 31, 2016
		Investment				Investment
		funds and				funds and
	Securitizations	trusts	Other	Total	Securitizations	trusts	Other	Total
FINANCIAL ASSETS
Trading loans, securities,
and other	$7,395	$609	$14	$8,018	$5,793	$642	$–	$6,435
Derivatives[1]	–	13	–	13	–	30	–	30
Financial assets designated at
fair value through profit or loss	–	163	30	193	16	172	26	214
Available-for-sale securities	63,615	2,622	–	66,237	42,083	509	95	42,687
Held-to-maturity securities	42,095	–	–	42,095	48,575	–	–	48,575
Loans	4,174	–	–	4,174	2,891	–	–	2,891
Other	8	–	2,872	2,880	9	–	2,903	2,912
Total assets	117,287	3,407	2,916	123,610	99,367	1,353	3,024	103,744

FINANCIAL LIABILITIES
Derivatives[1]	–	493	–	493	–	346	–	346
Obligations related to securities
sold short	2,330	1,005	–	3,335	3,002	265	–	3,267
Total liabilities	2,330	1,498	–	3,828	3,002	611	–	3,613

Off-balance sheet exposure[2]	14,702	3,094	935	18,731	16,274	131	3,776	20,181
Maximum exposure to loss from
involvement with unconsolidated
structured entities	129,659	5,003	3,851	138,513	112,639	873	6,800	120,312

Size of sponsored unconsolidated
structured entities[3]	$13,020	$1,860	$1,750	$16,630	$14,215	$1,005	$1,750	$16,970
1	Derivatives primarily subject to vanilla interest rate or foreign exchange risk are not included in these amounts as those derivatives are designed to align the structured entity's cash flows with risks absorbed by investors and are not predominantly designed to expose the Bank to variable returns created by the entity.
2	For the purposes of this disclosure, off balance-sheet exposure represents the notional value of liquidity facilities, guarantees, or other off-balance sheet commitments without considering the effect of collateral or other credit enhancements.
3	The size of sponsored unconsolidated structured entities is provided based on the most appropriate measure of size for the type of entity: (1) The par value of notes issued by securitization conduits and similar liability issuers; (2) the total AUM of investment funds and trusts; and (3) the total fair value of partnership or equity shares in issue for partnerships and similar equity issuers.

Sponsored Unconsolidated Structured Entities in which the Bank has no Significant Investment at the End of the Period

Sponsored unconsolidated structured entities in which the Bank has no significant investment at the end of the period are predominantly investment funds and trusts created for the asset management business. The Bank would not typically hold investments, with the exception of seed capital, in these structured entities. However, the Bank continues to earn fees from asset management services provided to these entities, some of which could be based on the performance of the fund. Fees payable are generally senior in the entity's priority of payment and would also be backed by collateral, limiting the Bank's exposure to loss from these entities. The Bank's non-interest income received from its involvement with these asset management entities was $1.8 billion (October 31, 2016 − $1.7 billion) for the year ended October 31, 2017. The total AUM in these entities as at October 31, 2017, was $196.8 billion (October 31, 2016 − $191.6 billion). Any assets transferred by the Bank during the period are co-mingled with assets obtained from third parties in the market. Except as previously disclosed, the Bank has no contractual or non-contractual arrangements to provide financial support to unconsolidated structured entities.

NOTE 11: DERIVATIVES

DERIVATIVE PRODUCT TYPES AND RISK EXPOSURES

The majority of the Bank’s derivative contracts are OTC transactions that are bilaterally negotiated between the Bank and the counterparty to the contract. The remainder are exchange-traded contracts transacted through organized and regulated exchanges and consist primarily of certain options and futures.

The Bank's derivative transactions relate to trading and non-trading activities. The purpose of derivatives held for non-trading activities is primarily for managing interest rate, foreign exchange and equity risk related to the Bank's funding, lending, investment activities, and other asset/liability management activities. The Bank's risk management strategy for these risks is discussed in shaded sections of the 'Managing Risk' section of the MD&A. The Bank also enters into derivative transactions to economically hedge certain exposures that do not otherwise qualify for hedge accounting, or where hedge accounting is not considered feasible.

Where hedge accounting is applied, only a specific or a combination of risk components are hedged, including benchmark interest rate, foreign exchange rate, and equity price components. All these risk components are observable in the relevant market environment and the change in the fair value or the variability in cash flows attributable to these risk components can be reliably measured for hedged items.

Where the derivatives are in hedge relationships, the main sources of ineffectiveness can be attributed to differences between hedging instruments and hedged items:

•	Differences in fixed rates, when contractual coupons of the fixed rate hedged items are designated;
•	Differences in the discounting factors, when hedging derivatives are collateralized and discounted using Overnight Indexed Swaps (OIS) curves, which are not applied to the fixed rate hedged items;
•	CRVA on the hedging derivatives; and
•	Mismatch in critical terms.
TD BANK GROUP • 2017 FINANCIAL STATEMENTS & NOTES	Page 45

To mitigate a portion of the ineffectiveness, the Bank designates the benchmark risk component of contractual cash flows of hedged items and executes hedging derivatives with high quality counterparties. The majority of the Bank's hedging derivatives are collateralized.

Interest Rate Derivatives

Interest rate swaps are OTC contracts in which two counterparties agree to exchange cash flows over a period of time based on rates applied to a specified notional amount. A typical interest rate swap would require one counterparty to pay a fixed market interest rate in exchange for a variable market interest rate determined from time to time, with both calculated on a specified notional amount. No exchange of principal amount takes place. Certain interest rate swaps are transacted and settled through a clearing house which acts as a central counterparty.

Forward rate agreements are OTC contracts that effectively fix a future interest rate for a period of time. A typical forward rate agreement provides that at a pre-determined future date, a cash settlement will be made between the counterparties based upon the difference between a contracted rate and a market rate to be determined in the future, calculated on a specified notional amount. No exchange of principal amount takes place.

Interest rate options are contracts in which one party (the purchaser of an option) acquires from another party (the writer of an option), in exchange for a premium, the right, but not the obligation, either to buy or sell, on a specified future date or series of future dates or within a specified time, a specified financial instrument at a contracted price. The underlying financial instrument will have a market price which varies in response to changes in interest rates. In managing the Bank’s interest rate exposure, the Bank acts as both a writer and purchaser of these options. Options are transacted both OTC and through exchanges. Interest rate futures are standardized contracts transacted on an exchange. They are based upon an agreement to buy or sell a specified quantity of a financial instrument on a specified future date, at a contracted price. These contracts differ from forward rate agreements in that they are in standard amounts with standard settlement dates and are transacted on an exchange.

The Bank uses interest rate swaps to hedge its exposure to benchmark interest rate risk by modifying the repricing or maturity characteristics of existing and/or forecasted assets and liabilities, including funding and investment activities. These swaps are designated in either fair value hedge against fixed rate asset/liability or cash flow hedge against floating rate asset/liability. For fair value hedges, the Bank assesses and measures the hedge effectiveness based on the change in the fair value or cash flows of the derivative hedging instrument relative to the change in the fair value or cash flows of the hedged item attributable to benchmark interest rate risk. For cash flow hedges, the Bank uses the hypothetical derivative having terms that identically match the critical terms of the hedged item as the proxy for measuring the change in fair value or cash flows of the hedged item.

Foreign Exchange Derivatives

Foreign exchange forwards are OTC contracts in which one counterparty contracts with another to exchange a specified amount of one currency for a specified amount of a second currency, at a future date or range of dates.

Swap contracts comprise foreign exchange swaps and cross-currency interest rate swaps. Foreign exchange swaps are transactions in which a foreign currency is simultaneously purchased in the spot market and sold in the forward market, or vice-versa. Cross-currency interest rate swaps are transactions in which counterparties exchange principal and interest cash flows in different currencies over a period of time. These contracts are used to manage currency and/or interest rate exposures.

Foreign exchange futures contracts are similar to foreign exchange forward contracts but differ in that they are in standard currency amounts with standard settlement dates and are transacted on an exchange.

Where hedge accounting is applied, the Bank assesses and measures the hedge effectiveness based on the change in the fair value of the hedging instrument relative to translation gains and losses of net investment in foreign operations or the change in cash flows of the foreign currency denominated asset/liability attributable to foreign exchange risk, using the hypothetical derivative method.

The Bank uses non-derivative instruments such as foreign currency deposit liabilities and derivative instruments such as cross-currency swaps and foreign exchange forwards to hedge its foreign currency exposure. These hedging instruments are designated in either net investment hedges or cash flow hedges.

Credit Derivatives

The Bank uses credit derivatives such as credit default swaps (CDS) and total return swaps in managing risks of the Bank's corporate loan portfolio and other cash instruments. Credit risk is the risk of loss if a borrower or counterparty in a transaction fails to meet its agreed payment obligations. The Bank uses credit derivatives to mitigate industry concentration and borrower-specific exposure as part of the Bank's portfolio risk management techniques. The credit, legal, and other risks associated with these transactions are controlled through well established procedures. The Bank's policy is to enter into these transactions with investment grade financial institutions. Credit risk to these counterparties is managed through the same approval, limit, and monitoring processes that is used for all counterparties to which the Bank has credit exposure.

Credit derivatives are OTC contracts designed to transfer the credit risk in an underlying financial instrument (usually termed as a reference asset) from one counterparty to another. The most common credit derivatives are CDS (referred to as option contracts) and total return swaps (referred to as swap contracts). In option contracts, an option purchaser acquires credit protection on a reference asset or group of assets from an option writer in exchange for a premium. The option purchaser may pay the agreed premium at inception or over a period of time. The credit protection compensates the option purchaser for deterioration in value of the reference asset or group of assets upon the occurrence of certain credit events such as bankruptcy, or changes in specified credit rating or credit index. Settlement may be cash based or physical, requiring the delivery of the reference asset to the option writer. In swap contracts, one counterparty agrees to pay or receive from the other cash amounts based on changes in the value of a reference asset or group of assets, including any returns such as interest earned on these assets in exchange for amounts that are based on prevailing market funding rates. These cash settlements are made regardless of whether there is a credit event.

Other Derivatives

The Bank also transacts in equity and commodity derivatives in both the exchange and OTC markets.

Equity swaps are OTC contracts in which one counterparty agrees to pay, or receive from the other, cash amounts based on changes in the value of a stock index, a basket of stocks or a single stock. These contracts sometimes include a payment in respect of dividends.

Equity options give the purchaser of the option, for a premium, the right, but not the obligation, to buy from or sell to the writer of an option, an underlying stock index, basket of stocks or single stock at a contracted price. Options are transacted both OTC and through exchanges.

Equity index futures are standardized contracts transacted on an exchange. They are based on an agreement to pay or receive a cash amount based on the difference between the contracted price level of an underlying stock index and its corresponding market price level at a specified future date. There is no actual delivery of stocks that comprise the underlying index. These contracts are in standard amounts with standard settlement dates.

Commodity contracts include commodity forwards, futures, swaps, and options, such as precious metals and energy-related products in both OTC and exchange markets.

TD BANK GROUP • 2017 FINANCIAL STATEMENTS & NOTES	Page 46

Where hedge accounting is applied, the Bank uses equity forwards and total return swaps to hedge its exposure to equity price risk. These derivatives are designated as cash flow hedges. The Bank assesses and measures the hedge effectiveness based on the change in the fair value of the hedging instrument relative to the change in the cash flows of the hedged item attributable to movement in equity price, using the hypothetical derivative method.

Fair Value of Derivatives
(millions of Canadian dollars)	October 31, 2017		October 31, 2016
	Fair value as at		Fair value as at
	balance sheet date		balance sheet date
	Positive	Negative	Positive	Negative
Derivatives held or issued for trading purposes
Interest rate contracts
Futures	$1	$–	$1	$–
Forward rate agreements	69	72	122	49
Swaps	13,861	11,120	24,069	20,232
Options written	–	326	–	414
Options purchased	358	–	452	–
Total interest rate contracts	14,289	11,518	24,644	20,695
Foreign exchange contracts
Futures	–	–	–	–
Forward contracts	16,461	14,589	16,087	16,743
Swaps	–	–	–	–
Cross-currency interest rate swaps	16,621	15,619	17,470	18,613
Options written	–	310	–	568
Options purchased	330	–	542	–
Total foreign exchange contracts	33,412	30,518	34,099	35,924
Credit derivatives
Credit default swaps – protection purchased	–	250	–	101
Credit default swaps – protection sold	34	1	–	2
Total credit derivative contracts	34	251	–	103
Other contracts
Equity contracts	534	2,093	798	1,413
Commodity contracts	778	634	873	663
Total other contracts	1,312	2,727	1,671	2,076
Fair value – trading	49,047	45,014	60,414	58,798
Derivatives held or issued for non-trading purposes
Interest rate contracts
Forward rate agreements	1	–	1	–
Swaps	1,023	1,296	2,676	1,492
Options written	–	1	–	3
Options purchased	32	–	47	–
Total interest rate contracts	1,056	1,297	2,724	1,495
Foreign exchange contracts
Forward contracts	647	639	1,870	393
Swaps	–	–	–	–
Cross-currency interest rate swaps	3,768	2,452	5,912	3,239
Total foreign exchange contracts	4,415	3,091	7,782	3,632
Credit derivatives
Credit default swaps – protection purchased	–	105	–	154
Total credit derivative contracts	–	105	–	154
Other contracts
Equity contracts	1,677	1,707	1,322	1,346
Total other contracts	1,677	1,707	1,322	1,346
Fair value – non-trading	7,148	6,200	11,828	6,627
Total fair value	$56,195	$51,214	$72,242	$65,425

TD BANK GROUP • 2017 FINANCIAL STATEMENTS & NOTES	Page 47

The following table distinguishes the derivatives held or issued for non-trading purposes between those that have been designated in qualifying hedge accounting relationships and those which have not been designated in qualifying hedge accounting relationships as at October 31.

Fair Value of Non-Trading Derivatives[1]
(millions of Canadian dollars)									As at
									October 31, 2017
	Derivative Assets								Derivative Liabilities
	Derivatives in					Derivatives in
	qualifying			Derivatives		qualifying			Derivatives
	hedging			not in		hedging			not in
	relationships			qualifying		relationships			qualifying
	Fair	Cash	Net	hedging		Fair	Cash	Net	hedging
	value	flow	investment	relationships	Total	value	flow	investment	relationships	Total
Derivatives held or issued for
non-trading purposes
Interest rate contracts	$129	$39	$–	$888	$1,056	$56	$777	$12	$452	$1,297
Foreign exchange contracts	–	4,376	2	37	4,415	–	2,733	316	42	3,091
Credit derivatives	–	–	–	–	–	–	–	–	105	105
Other contracts	–	760	–	917	1,677	–	5	–	1,702	1,707
Fair value – non-trading	$129	$5,175	$2	$1,842	$7,148	$56	$3,515	$328	$2,301	$6,200

									October 31, 2016
Derivatives held or issued for
non-trading purposes
Interest rate contracts	$495	$529	$–	$1,700	$2,724	$869	$(170)	$48	$748	$1,495
Foreign exchange contracts	–	7,676	66	40	7,782	–	2,847	643	142	3,632
Credit derivatives	–	–	–	–	–	–	–	–	154	154
Other contracts	–	525	–	797	1,322	–	5	–	1,341	1,346
Fair value – non-trading	$495	$8,730	$66	$2,537	$11,828	$869	$2,682	$691	$2,385	$6,627
1	Certain derivatives assets qualify to be offset with certain derivative liabilities on the Consolidated Balance Sheet. Refer to Note 6 for further details.

The following table discloses the impact of derivatives and non-derivative instruments designated in hedge accounting relationships and the related hedged items, where appropriate, in the Consolidated Statement of Income and in OCI for the years ended October 31.

Results of Hedge Activities Recorded in Net Income and Other Comprehensive Income
(millions of Canadian dollars)	For the years ended October 31
	2017	2016	2015
Fair value hedges
Gains (losses) recognized in income on derivatives[1,2]	$914	$23	$(773)
Gains (losses) recognized in income on hedged items attributable to the hedged risk[2]	(933)	(4)	776
Hedge ineffectiveness[2]	(19)	19	3
Cash flow hedges
Gains (losses) recognized in OCI on derivatives[3]	(2,229)	1,448	7,725
Gains (losses) reclassified from OCI into income[4]	1,077	1,285	7,047
Hedge ineffectiveness[2]	(2)	(11)	(4)
Net investment hedges
Gains (losses) recognized in OCI on derivatives[1,3]	890	36	(3,732)
Gains (losses) reclassified from OCI into income hedges[4]	(8)	–	–
Hedge ineffectiveness[2]	–	–	–
1	Includes non-derivative financial instruments such as foreign currency deposit liabilities. The fair value attributable to the foreign exchange risk of these non-derivative financial instruments was $24 billion as at October 31, 2017 (October 31, 2016 – $21 billion).
2	Amounts are recorded in non-interest income.
3	OCI is presented on a pre-tax basis.
4	Amounts are recorded in net interest income or non-interest income, as applicable.

The following table indicates the periods when hedged cash flows in designated cash flow hedge accounting relationships are expected to occur as at October 31.

Hedged Cash Flows
(millions of Canadian dollars)						As at
					October 31, 2017
	Within	Over 1 year	Over 3 years	Over 5 years	Over 10
	1 year	to 3 years	to 5 years	to 10 years	years	Total
Cash flow hedges
Cash inflows	$15,674	$18,375	$9,856	$3,048	$85	$47,038
Cash outflows	(18,249)	(20,458)	(14,388)	(6,831)	–	(59,926)
Net cash flows	$(2,575)	$(2,083)	$(4,532)	$(3,783)	$85	$(12,888)

					October 31, 2016
Cash flow hedges
Cash inflows	$20,119	$19,364	$7,514	$1,988	$168	$49,153
Cash outflows	(10,311)	(26,491)	(15,765)	(6,075)	–	(58,642)
Net cash flows	$9,808	$(7,127)	$(8,251)	$(4,087)	$168	$(9,489)

Income related to interest cash flows is recognized using the EIRM over the life of the underlying instrument. Foreign currency translation gains and losses related to future cash flows on hedged items are recognized as incurred.

During the years ended October 31, 2017, and October 31, 2016, there were no significant instances where forecasted hedged transactions failed to occur.

TD BANK GROUP • 2017 FINANCIAL STATEMENTS & NOTES	Page 48

The following table presents gains (losses) on non-trading derivatives that have not been designated in qualifying hedge accounting relationships. These gains (losses) are partially offset by gains (losses) recorded on the Consolidated Statement of Income and on the Consolidated Statement of Other Comprehensive Income on related non-derivative instruments.

Gains (Losses) on Non-Trading Derivatives not Designated in Qualifying Hedge Accounting Relationships[1]
(millions of Canadian dollars)	For the years ended October 31
	2017	2016	2015
Interest rate contracts	$93	$(147)	$(108)
Foreign exchange contracts	54	7	(23)
Credit derivatives	(45)	(70)	(35)
Equity	16	2	2
Total	$118	$(208)	$(164)
1	Amounts are recorded in non-interest income.

NOTIONAL AMOUNTS

The notional amounts are not recorded as assets or liabilities as they represent the face amount of the contract to which a rate or price is applied to determine the amount of cash flows to be exchanged. Notional amounts do not represent the potential gain or loss associated with the market risk nor indicative of the credit risk associated with derivative financial instruments.

The following table discloses the notional amount of over-the-counter and exchange-traded derivatives.

Over-the-Counter and Exchange-Traded Derivatives
(millions of Canadian dollars)							As at
						October 31	October 31
						2017	2016
	Trading
	Over-the-Counter[1]
		Non
	Clearing	clearing	Exchange-		Non-
	house[2]	house	traded	Total	trading[3]	Total	Total
Notional
Interest rate contracts
Futures	$–	$–	$445,848	$445,848	$–	$445,848	$438,709
Forward rate agreements	392,742	136,008	–	528,750	195	528,945	507,485
Swaps	5,534,758	506,189	–	6,040,947	1,336,421	7,377,368	6,063,466
Options written	–	17,629	90,214	107,843	292	108,135	57,724
Options purchased	–	13,163	112,087	125,250	1,535	126,785	87,787
Total interest rate contracts	5,927,500	672,989	648,149	7,248,638	1,338,443	8,587,081	7,155,171
Foreign exchange contracts
Futures	–	–	3	3	–	3	7
Forward contracts	–	1,457,790	–	1,457,790	27,162	1,484,952	1,160,653
Swaps	–	–	–	–	–	–	–
Cross-currency interest rate swaps	–	592,222	–	592,222	82,311	674,533	645,783
Options written	–	22,272	–	22,272	–	22,272	32,097
Options purchased	–	22,713	–	22,713	–	22,713	32,683
Total foreign exchange contracts	–	2,094,997	3	2,095,000	109,473	2,204,473	1,871,223
Credit derivatives
Credit default swaps – protection purchased	8,973	581	–	9,554	2,673	12,227	9,433
Credit default swaps – protection sold	1,427	267	–	1,694	–	1,694	858
Total credit derivative contracts	10,400	848	–	11,248	2,673	13,921	10,291
Other contracts
Equity contracts	–	51,535	58,367	109,902	32,502	142,404	120,884
Commodity contracts	210	22,869	24,719	47,798	–	47,798	46,287
Total other contracts	210	74,404	83,086	157,700	32,502	190,202	167,171
Total	$5,938,110	$2,843,238	$731,238	$9,512,586	$1,483,091	$10,995,677	$9,203,856
1	Collateral held under a Credit Support Annex to help reduce counterparty credit risk is in the form of high quality and liquid assets such as cash and high quality government securities. Acceptable collateral is governed by the Collateralized Trading Policy.
2	Derivatives executed through a central clearing house reduces settlement risk due to the ability to net settle offsetting positions for capital purposes and therefore receive preferential capital treatment compared to those settled with non-central clearing house counterparties.
3	Includes $1,173 billion of over-the-counter derivatives that are transacted with clearing houses (October 31, 2016 – $894 billion) and $310 billion of over-the-counter derivatives that are transacted with non-clearing houses (October 31, 2016 – $340 billion) as at October 31, 2017. There were no exchange-traded derivatives both as at October 31, 2017 and October 31, 2016.
TD BANK GROUP • 2017 FINANCIAL STATEMENTS & NOTES	Page 49

The following table discloses the notional principal amount of over-the-counter derivatives and exchange-traded derivatives based on their contractual terms to maturity.

Derivatives by Term to Maturity
(millions of Canadian dollars)					As at
				October 31	October 31
				2017	2016
	Remaining term to maturity
	Within	Over 1 year	Over
Notional Principal	1 year	to 5 years	5 years	Total	Total
Interest rate contracts
Futures	$360,820	$85,028	$–	$445,848	$438,709
Forward rate agreements	493,160	35,785	–	528,945	507,485
Swaps	2,844,182	3,535,464	997,722	7,377,368	6,063,466
Options written	90,566	15,718	1,851	108,135	57,724
Options purchased	110,874	14,309	1,602	126,785	87,787
Total interest rate contracts	3,899,602	3,686,304	1,001,175	8,587,081	7,155,171
Foreign exchange contracts
Futures	3	–	–	3	7
Forward contracts	1,431,623	50,181	3,148	1,484,952	1,160,653
Swaps	–	–	–	–	–
Cross-currency interest rate swaps	173,881	382,707	117,945	674,533	645,783
Options written	18,629	3,613	30	22,272	32,097
Options purchased	19,519	3,156	38	22,713	32,683
Total foreign exchange contracts	1,643,655	439,657	121,161	2,204,473	1,871,223
Credit derivatives
Credit default swaps – protection purchased	1,888	3,536	6,803	12,227	9,433
Credit default swaps – protection sold	116	1,578	–	1,694	858
Total credit derivative contracts	2,004	5,114	6,803	13,921	10,291
Other contracts
Equity contracts	92,567	49,804	33	142,404	120,884
Commodity contracts	39,609	7,577	612	47,798	46,287
Total other contracts	132,176	57,381	645	190,202	167,171
Total	$5,677,437	$4,188,456	$1,129,784	$10,995,677	$9,203,856

DERIVATIVE-RELATED RISKS

Market Risk

Derivatives, in the absence of any compensating upfront cash payments, generally have no market value at inception. They obtain value, positive or negative, as relevant interest rates, foreign exchange rates, equity, commodity or credit prices or indices change, such that the previously contracted terms of the derivative transactions have become more or less favourable than what can be negotiated under current market conditions for contracts with the same terms and the same remaining period to expiry.

The potential for derivatives to increase or decrease in value as a result of the foregoing factors is generally referred to as market risk. This market risk is managed by senior officers responsible for the Bank's trading and non-trading businesses and is monitored independently by the Bank's Risk Management group.

Credit Risk

Credit risk on derivatives, also known as counterparty credit risk, is the risk of a financial loss occurring as a result of the failure of a counterparty to meet its obligation to the Bank. The Capital Markets Risk Management group is responsible for implementing and ensuring compliance with credit policies established by the Bank for the management of derivative credit exposures.

Derivative-related credit risks are subject to the same credit approval, limit and monitoring standards that are used for managing other transactions that create credit exposure. This includes evaluating the creditworthiness of counterparties, and managing the size, diversification and maturity structure of the portfolios. The Bank actively engages in risk mitigation strategies through the use of multi-product derivative master netting agreements, collateral and other risk mitigation techniques. Master netting agreements reduce risk to the Bank by allowing the Bank to close out and net transactions with counterparties subject to such agreements upon the occurrence of certain events. The effect of these master netting agreements is shown in the following table. Also shown in this table, is the current replacement cost, which is the positive fair value of all outstanding derivatives. The credit equivalent amount is the sum of the current replacement cost and the potential future exposure, which is calculated by applying factors supplied by OSFI to the notional principal amount of the derivatives. The risk-weighted amount is determined by applying standard measures of counterparty credit risk to the credit equivalent amount.

TD BANK GROUP • 2017 FINANCIAL STATEMENTS & NOTES	Page 50

Credit Exposure of Derivatives
(millions of Canadian dollars)						As at
	October 31, 2017			October 31, 2016
	Current	Credit	Risk-	Current	Credit	Risk-
	replacement	equivalent	weighted	replacement	equivalent	weighted
	cost	amount	amount	cost	amount	amount
Interest rate contracts
Forward rate agreements	$22	$202	$86	$132	$256	$64
Swaps	13,516	17,710	6,493	21,542	26,041	11,577
Options purchased	370	433	167	495	569	278
Total interest rate contracts	13,908	18,345	6,746	22,169	26,866	11,919
Foreign exchange contracts
Forward contracts	16,816	32,408	4,156	17,756	32,874	5,652
Cross-currency interest rate swaps	20,388	37,415	7,041	23,382	40,645	9,315
Options purchased	330	685	153	542	954	198
Total foreign exchange contracts	37,534	70,508	11,350	41,680	74,473	15,165
Other contracts
Credit derivatives	5	360	148	3	291	109
Equity contracts	1,553	5,152	952	1,285	4,963	1,087
Commodity contracts	645	1,779	371	777	1,925	516
Total other contracts	2,203	7,291	1,471	2,065	7,179	1,712
Total derivatives	53,645	96,144	19,567	65,914	108,518	28,796
Less: impact of master netting agreements	36,522	54,970	13,606	45,646	63,176	19,856
Total derivatives after netting	17,123	41,174	5,961	20,268	45,342	8,940
Less: impact of collateral	6,889	7,672	1,141	8,533	8,881	2,146
Net derivatives	10,234	33,502	4,820	11,735	36,461	6,794
Qualifying Central Counterparty (QCCP) Contracts	1,566	16,322	1,864	2,106	15,917	3,234
Total	$11,800	$49,824	$6,684	$13,841	$52,378	$10,028

Current Replacement Cost of Derivatives
(millions of Canadian dollars, except as noted)								As at
	Canada[1]		United States[1]		Other international[1]		Total
	October 31	October 31	October 31	October 31	October 31	October 31	October 31	October 31
By sector	2017	2016	2017	2016	2017	2016	2017	2016
Financial	$32,494	$38,574	$2,355	$4,374	$5,159	$6,420	$40,008	$49,368
Government	7,031	9,198	16	80	3,420	2,193	10,467	11,471
Other	1,811	2,336	433	1,128	926	1,611	3,170	5,075
Current replacement cost	$41,336	$50,108	$2,804	$5,582	$9,505	$10,224	$53,645	$65,914
Less: impact of master netting
agreements and collateral							43,411	54,179
Total current replacement cost							$10,234	$11,735

							October 31	October 31
					October 31	October 31	2017	2016
By location of risk[2]					2017	2016	% mix	% mix
Canada					$3,749	$4,913	36.6%	41.9%
United States					3,312	4,009	32.4	34.2
Other international
United Kingdom					712	903	7.0	7.7
Europe – other					1,671	1,002	16.3	8.5
Other					790	908	7.7	7.7
Total Other international					3,173	2,813	31.0	23.9
Total current replacement cost					$10,234	$11,735	100.0%	100.0%
1	Based on geographic location of unit responsible for recording revenue.
2	After impact of master netting agreements and collateral.

TD BANK GROUP • 2017 FINANCIAL STATEMENTS & NOTES	Page 51

Certain of the Bank's derivative contracts are governed by master derivative agreements having provisions that may permit the Bank's counterparties to require, upon the occurrence of a certain contingent event: (1) the posting of collateral or other acceptable remedy such as assignment of the affected contracts to an acceptable counterparty; or (2) settlement of outstanding derivative contracts. Most often, these contingent events are in the form of a downgrade of the senior debt rating of the Bank, either as counterparty or as guarantor of one of the Bank's subsidiaries. At October 31, 2017, the aggregate net liability position of those contracts would require: (1) the posting of collateral or other acceptable remedy totalling $193 million (October 31, 2016 – $233 million) in the event of a one-notch or two-notch downgrade in the Bank's senior debt rating; and (2) funding totalling $26 million (October 31, 2016 – nil) following the termination and settlement of outstanding derivative contracts in the event of a one-notch or two-notch downgrade in the Bank's senior debt rating.

Certain of the Bank's derivative contracts are governed by master derivative agreements having credit support provisions that permit the Bank's counterparties to call for collateral depending on the net mark-to-market exposure position of all derivative contracts governed by that master derivative agreement. Some of these agreements may permit the Bank's counterparties to require, upon the downgrade of the credit rating of the Bank, to post additional collateral. As at October 31, 2017, the fair value of all derivative instruments with credit risk related contingent features in a net liability position was $9 billion (October 31, 2016 – $15 billion). The Bank has posted $13 billion (October 31, 2016 – $18 billion) of collateral for this exposure in the normal course of business. As at October 31, 2017, the impact of a one-notch downgrade in the Bank's credit rating would require the Bank to post an additional $121 million (October 31, 2016 – $111 million) of collateral to that posted in the normal course of business. A two-notch down grade in the Bank's credit rating would require the Bank to post an additional $156 million (October 31, 2016 – $123 million) of collateral to that posted in the normal course of business.

NOTE 12: INVESTMENT IN ASSOCIATES AND JOINT VENTURES

INVESTMENT IN TD AMERITRADE HOLDING CORPORATION

The Bank has significant influence over TD Ameritrade Holding Corporation (TD Ameritrade) and accounts for its investment in TD Ameritrade using the equity method. The Bank's equity share in TD Ameritrade's earnings, excluding dividends, is reported on a one-month lag basis. The Bank takes into account changes in the subsequent period that would significantly affect the results.

In connection with TD Ameritrade's acquisition of Scottrade Financial Services, Inc. (Scottrade) on September 18, 2017, TD Ameritrade issued 38.8 million shares, of which the Bank purchased 11.1 million pursuant to its pre-emptive rights. The Bank purchased the shares at a price of US$36.12. As a result of the share issuance, the Bank's common stock ownership percentage in TD Ameritrade decreased and the Bank realized a dilution gain of $204 million recorded in Other Income on the Consolidated Statement of Income. Refer to Note 13 for a discussion on the acquisition of Scottrade Bank.

As at October 31, 2017, the Bank's reported investment in TD Ameritrade was 41.27% (October 31, 2016 – 42.38%) of the outstanding shares of TD Ameritrade with a fair value of $15 billion (US$12 billion) (October 31, 2016 – $10 billion (US$8 billion)) based on the closing price of US$49.99 (October 31, 2016 – US$34.21) on the New York Stock Exchange.

During the year ended October 31, 2017, TD Ameritrade repurchased nil shares (for the year ended October 31, 2016 – 12.0 million shares). Pursuant to the Stockholders Agreement in relation to the Bank's equity investment in TD Ameritrade, if stock repurchases by TD Ameritrade cause the Bank's ownership percentage to exceed 45%, the Bank is required to use reasonable efforts to sell or dispose of such excess stock, subject to the Bank's commercial judgment as to the optimal timing, amount, and method of sales with a view to maximizing proceeds from such sales. However, in the event that stock repurchases by TD Ameritrade cause the Bank's ownership percentage to exceed 45%, the Bank has no absolute obligation to reduce its ownership percentage to 45%. In addition, stock repurchases by TD Ameritrade cannot result in the Bank's ownership percentage exceeding 47%.

Pursuant to the Stockholders Agreement in relation to the Bank's equity investment in TD Ameritrade, the Bank has the right to designate five of twelve members of TD Ameritrade's Board of Directors. The Bank's designated directors currently include the Bank's Group President and Chief Executive Officer and four independent directors of TD or TD's U.S. subsidiaries.

TD Ameritrade has no significant contingent liabilities to which the Bank is exposed. During the years ended October 31, 2017, and October 31, 2016, TD Ameritrade did not experience any significant restrictions to transfer funds in the form of cash dividends, or repayment of loans or advances.

The condensed financial statements of TD Ameritrade, based on its consolidated financial statements, are included in the following tables.

Condensed Consolidated Balance Sheets[1]
(millions of Canadian dollars)		As at
	September 30	September 30
	2017	2016
Assets
Receivables from brokers, dealers, and clearing organizations	$1,721	$1,596
Receivables from clients, net	22,127	16,014
Other assets, net	25,985	21,038
Total assets	$49,833	$38,648
Liabilities
Payable to brokers, dealers, and clearing organizations	$3,230	$2,736
Payable to clients	32,391	25,555
Other liabilities	4,862	3,583
Total liabilities	40,483	31,874
Stockholders' equity[2]	9,350	6,774
Total liabilities and stockholders' equity	$49,833	$38,648
1	Customers' securities are reported on a settlement date basis whereas the Bank reports customers' securities on a trade date basis.
2	The difference between the carrying value of the Bank's investment in TD Ameritrade and the Bank's share of TD Ameritrade's stockholders' equity is comprised of goodwill, other intangibles, and the cumulative translation adjustment.

TD BANK GROUP • 2017 FINANCIAL STATEMENTS & NOTES	Page 52

Condensed Consolidated Statements of Income
(millions of Canadian dollars, except as noted)	For the years ended September 30
	2017	2016	2015
Revenues
Net interest revenue	$903	$789	$764
Fee-based and other revenue	3,923	3,623	3,227
Total revenues	4,826	4,412	3,991
Operating expenses
Employee compensation and benefits	1,260	1,111	991
Other	1,639	1,553	1,370
Total operating expenses	2,899	2,664	2,361
Other expense (income)	95	70	45
Pre-tax income	1,832	1,678	1,585
Provision for income taxes	686	563	585
Net income[1]	$1,146	$1,115	$1,000
Earnings per share – basic (Canadian dollars)	$2.17	$2.10	$1.84
Earnings per share – diluted (Canadian dollars)	2.16	2.09	1.83
1	The Bank's equity share of net income of TD Ameritrade is based on the published consolidated financial statements of TD Ameritrade after converting into Canadian dollars. The Bank's equity share of net income of TD Ameritrade is also subject to adjustments relating to the amortization of certain intangibles, which are not included.

INVESTMENT IN IMMATERIAL ASSOCIATES OR JOINT VENTURES

Except for TD Ameritrade as disclosed above, no associate or joint venture was individually material to the Bank as of October 31, 2017, or October 31, 2016. The carrying amount of the Bank's investment in individually immaterial associates and joint ventures during the period was $3 billion (October 31, 2016 – $3 billion).

Individually immaterial associates and joint ventures consisted predominantly of investments in private funds or partnerships that make equity investments, provide debt financing or support community-based tax-advantaged investments. The investments in these entities generate a return primarily through the realization of U.S. federal and state income tax credits, including Low Income Housing Tax Credits, New Markets Tax Credits, and Historic Tax Credits.

NOTE 13: SIGNIFICANT ACQUISITIONS AND DISPOSALS

Acquisition of Scottrade Bank

On September 18, 2017, the Bank acquired 100% of the outstanding equity of Scottrade Bank, a federal savings bank wholly-owned by Scottrade, for cash consideration of approximately $1.6 billion (US$1.4 billion). Scottrade Bank merged with TD Bank, N.A. In connection with the acquisition, TD has agreed to accept sweep deposits from Scottrade clients, expanding the Bank's existing sweep deposit activities. The acquisition is consistent with the Bank's U.S. strategy.

The acquisition was accounted for as a business combination under the purchase method. Goodwill of $34 million reflects the excess of the consideration paid over the fair value of the identifiable net assets. Goodwill will be deductible for tax purposes. The results of the acquisition have been consolidated with the Bank's results and are reported in the U.S. Retail segment. Since the acquisition date, the contribution of Scottrade Bank to the Bank's revenue and net income was not significant nor would it have been significant if the acquisition had occurred as of November 1, 2016.

The following table presents the estimated fair values of the assets and liabilities acquired as of the date of acquisition. The valuation of assets acquired and liabilities assumed is subject to refinement and may be adjusted to reflect new information about facts and circumstances that existed at the acquisition date during the measurement period.

Fair Value of Identifiable Net Assets Acquired
(millions of Canadian dollars)	Amount
Assets acquired
Cash and due from banks	$750
Securities	14,474
Loans	5,284
Other assets	149
20,657
Less: Liabilities assumed
Deposits	18,992
Other liabilities	57
Fair value of identifiable net assets acquired	1,608
Goodwill	34
Total purchase consideration	$1,642

Acquisition of Nordstrom Inc.'s U.S. Credit Card Portfolio

On October 1, 2015, the Bank, through its subsidiary, TD Bank USA, National Association (TD Bank USA, N.A.), acquired substantially all of Nordstrom Inc.'s (Nordstrom) existing U.S. Visa and private label consumer credit card portfolio, with a gross outstanding balance of $2.9 billion (US$2.2 billion). In addition, the Bank and Nordstrom entered into a long-term agreement under which the Bank became the exclusive U.S. issuer of Nordstrom-branded Visa and private label consumer credit cards to Nordstrom customers.

At the date of acquisition the Bank recorded the credit card receivables at their fair value of $2.9 billion. The transaction was treated as an asset acquisition and the pre-tax difference of $73 million on the date of acquisition of the transaction price over the fair value of assets acquired has been recorded in non-interest income. The gross amounts of revenue and credit losses have been recorded on the Consolidated Statement of Income in the U.S. Retail segment since that date. Nordstrom shares in a fixed percentage of the revenue and credit losses incurred. Nordstrom's share of revenue and credit losses is recorded in Non-interest expenses on the Consolidated Statement of Income and related receivables from, or payables to Nordstrom are recorded in Other assets or Other liabilities, respectively, on the Consolidated Balance Sheet.

TD BANK GROUP • 2017 FINANCIAL STATEMENTS & NOTES	Page 53

NOTE 14: GOODWILL AND OTHER INTANGIBLES

The recoverable amount of the Bank's CGUs is determined from internally developed valuation models that consider various factors and assumptions such as forecasted earnings, growth rates, price-earnings multiples, discount rates and terminal multiples. Management is required to use judgment in estimating the recoverable amount of CGUs, and the use of different assumptions and estimates in the calculations could influence the determination of the existence of impairment and the valuation of goodwill. Management believes that the assumptions and estimates used are reasonable and supportable. Where possible, fair values generated internally are compared to relevant market information. The carrying amounts of the Bank's CGUs are determined by management using risk-based capital models to adjust net assets and liabilities by CGU. These models consider various factors including market risk, credit risk and operational risk, including investment capital (comprised of goodwill and other intangibles). Any capital not directly attributable to the CGUs is held within the Corporate segment. As at the date of the last impairment test, the amount of capital was approximately $14 billion and primarily related to treasury assets and excess capital managed within the Corporate segment. The Bank's capital oversight committees provide oversight to the Bank's capital allocation methodologies.

Key Assumptions

The recoverable amount of each CGU or group of CGUs has been determined based on its estimated value-in-use. In assessing value-in-use, estimated future cash flows based on the Bank's internal forecast are discounted using an appropriate pre-tax discount rate.

The following were the key assumptions applied in the goodwill impairment testing:

Discount Rate

The pre-tax discount rates used reflect current market assessments of the risks specific to each group of CGUs and are dependent on the risk profile and capital requirements of each group of CGUs.

Terminal Multiple

The earnings included in the goodwill impairment testing for each operating segment were based on the Bank's internal forecast, which projects expected cash flows over the next five years. The pre-tax terminal multiple for the period after the Bank's internal forecast was derived from observable terminal multiples of comparable financial institutions and ranged from 10 times to 14 times.

In considering the sensitivity of the key assumptions discussed above, management determined that a reasonable change in any of the above would not result in the recoverable amount of any of the groups of CGUs to be less than their carrying amount.

During fiscal 2016, the Bank recorded impairment losses of $98.9 million on goodwill, which is reflected in the Canadian Retail segment, and certain intangibles relating to a business that had been experiencing continued losses. The impairment losses on intangibles are reported in the Corporate segment as other non-interest expenses.

Goodwill by Segment
(millions of Canadian dollars)	Canadian		Wholesale
	Retail	U.S. Retail[1]	Banking	Total
Carrying amount of goodwill as at November 1, 2015	$2,369	$13,818	$150	$16,337
Impairment losses[2]	(52)	–	–	(52)
Foreign currency translation adjustments and other	20	357	–	377
Carrying amount of goodwill as at October 31, 2016	2,337	14,175	150	16,662
Impairment losses[2]	–	–	–	–
Additions	–	34	10	44
Foreign currency translation adjustments and other	(34)	(516)	–	(550)
Carrying amount of goodwill as at October 31, 2017	$2,303	$13,693	$160	$16,156

Pre-tax discount rates
2016	9.1–10.7%	9.9–10.5%	12.4%
2017	9.1–10.7	10.1–10.5	12.2
1	Goodwill predominantly relates to U.S. personal and commercial banking.
2	Accumulated impairment as at October 31, 2017, was nil (October 31, 2016 – $52 million).

TD BANK GROUP • 2017 FINANCIAL STATEMENTS & NOTES	Page 54

OTHER INTANGIBLES

The following table presents details of other intangibles as at October 31.

Other Intangibles
(millions of Canadian dollars)		Credit card	Internally
	Core deposit	related	generated	Other	Other
	intangibles	intangibles	software	software	intangibles	Total
Cost
As at November 1, 2015	$2,557	$758	$1,938	$301	$660	$6,214
Additions	–	–	598	64	9	671
Disposals	–	–	(42)	(7)	–	(49)
Fully amortized intangibles	–	–	(226)	(3)	–	(229)
Foreign currency translation adjustments
and other	66	4	(2)	32	6	106
As at October 31, 2016	2,623	762	2,266	387	675	6,713
Additions	–	–	576	82	74	732
Disposals	–	–	(93)	(16)	(58)	(167)
Fully amortized intangibles	–	–	(171)	(142)	(110)	(423)
Foreign currency translation adjustments
and other	(100)	(6)	(29)	(3)	(16)	(154)
As at October 31, 2017	$2,523	$756	$2,549	$308	$565	$6,701

Amortization and impairment
As at November 1, 2015	$2,024	$270	$683	$187	$379	$3,543
Disposals	–	–	(37)	(6)	–	(43)
Impairment losses	–	–	36	3	22	61
Amortization charge for the year	147	85	333	82	44	691
Fully amortized intangibles	–	–	(226)	(3)	–	(229)
Foreign currency translation adjustments
and other	54	1	(3)	(2)	1	51
As at October 31, 2016	2,225	356	786	261	446	4,074
Disposals	–	–	(91)	(16)	(58)	(165)
Impairment losses	–	–	1	–	–	1
Amortization charge for the year	121	90	368	80	44	703
Fully amortized intangibles	–	–	(171)	(142)	(110)	(423)
Foreign currency translation adjustments
and other	(86)	(4)	(5)	(3)	(9)	(107)
As at October 31, 2017	$2,260	$442	$888	$180	$313	$4,083

Net Book Value:
As at October 31, 2016	$398	$406	$1,480	$126	$229	$2,639
As at October 31, 2017	263	314	1,661	128	252	2,618

TD BANK GROUP • 2017 FINANCIAL STATEMENTS & NOTES	Page 55

NOTE 15: LAND, BUILDINGS, EQUIPMENT, AND OTHER DEPRECIABLE ASSETS

The following table presents details of the Bank's land, buildings, equipment, and other depreciable assets as at October 31.

Land, Buildings, Equipment, and Other Depreciable Assets
(millions of Canadian dollars)				Furniture,
				fixtures,
				and other
			Computer	depreciable	Leasehold
	Land	Buildings	equipment	assets	improvements	Total
Cost
As at November 1, 2015	$1,018	$3,256	$790	$1,443	$1,754	$8,261
Additions	–	175	265	163	143	746
Disposals	–	(72)	(4)	(34)	(27)	(137)
Fully depreciated assets	–	(68)	(195)	(241)	(47)	(551)
Foreign currency translation adjustments and other	(6)	58	3	(11)	35	79
As at October 31, 2016	1,012	3,349	859	1,320	1,858	8,398
Additions	–	168	153	145	114	580
Disposals	(2)	(19)	(21)	(30)	(31)	(103)
Fully depreciated assets	–	(73)	(122)	(101)	(48)	(344)
Foreign currency translation adjustments and other	(41)	(110)	(16)	(49)	(9)	(225)
As at October 31, 2017	$969	$3,315	$853	$1,285	$1,884	$8,306

Accumulated depreciation and
impairment/losses
As at November 1, 2015	$–	$1,135	$419	$681	$712	$2,947
Depreciation charge for the year	–	148	172	154	147	621
Disposals	–	(42)	(4)	(32)	(27)	(105)
Impairment losses	–	–	2	–	6	8
Fully depreciated assets	–	(68)	(195)	(241)	(47)	(551)
Foreign currency translation adjustments and other	–	(26)	12	4	6	(4)
As at October 31, 2016	–	1,147	406	566	797	2,916
Depreciation charge for the year	–	132	175	142	154	603
Disposals	–	(15)	(22)	(29)	(30)	(96)
Impairment losses	–	–	–	–	–	–
Fully depreciated assets	–	(73)	(122)	(101)	(48)	(344)
Foreign currency translation adjustments and other	–	(40)	(4)	(26)	(16)	(86)
As at October 31, 2017	$–	$1,151	$433	$552	$857	$2,993

Net Book Value:
As at October 31, 2016	$1,012	$2,202	$453	$754	$1,061	$5,482
As at October 31, 2017	969	2,164	420	733	1,027	5,313

NOTE 16: OTHER ASSETS

Other Assets
(millions of Canadian dollars)		As at
	October 31	October 31
	2017	2016
Accounts receivable and other items	$7,932	$8,092
Accrued interest	1,945	1,634
Current income tax receivable	832	389
Defined benefit asset	13	11
Insurance-related assets, excluding investments	1,536	1,758
Prepaid expenses	1,006	906
Total	$13,264	$12,790

TD BANK GROUP • 2017 FINANCIAL STATEMENTS & NOTES	Page 56

NOTE 17: DEPOSITS

Demand deposits are those for which the Bank does not have the right to require notice prior to withdrawal. These deposits are in general chequing accounts.

Notice deposits are those for which the Bank can legally require notice prior to withdrawal. These deposits are in general savings accounts.

Term deposits are those payable on a fixed date of maturity purchased by customers to earn interest over a fixed period. The terms are from one day to ten years. Accrued interest on deposits, calculated using the EIRM, is included in Other liabilities on the Consolidated Balance Sheet. The deposits are generally term deposits, guaranteed investment certificates, senior debt, and similar instruments. The aggregate amount of term deposits in denominations of $100,000 or more as at October 31, 2017, was $258 billion (October 31, 2016 – $231 billion).

Certain deposit liabilities are classified as Trading deposits on the Consolidated Balance Sheet and accounted for at fair value with the change in fair value recognized on the Consolidated Statement of Income.

Deposits
(millions of Canadian dollars)							As at
							October 31	October 31
	By Type			By Country			2017	2016
	Demand	Notice	Term	Canada	United States	International	Total	Total
Personal	$13,664	$403,984	$50,507	$213,890	$254,160	$105	$468,155	$439,232
Banks[1]	7,223	48	18,616	11,576	5,168	9,143	25,887	17,201
Business and government[2]	76,066	119,774	142,942	237,706	93,023	8,053	338,782	317,227
Designated at fair value
through profit or loss[3]	–	–	–	–	–	–	–	176
Trading[1]	–	–	79,940	19,770	43,707	16,463	79,940	79,786
Total	$96,953	$523,806	$292,005	$482,942	$396,058	$33,764	$912,764	$853,622
Non-interest-bearing deposits
included above
In domestic offices							$39,547	$35,401
In foreign offices							52,915	53,089
Interest-bearing deposits
included above
In domestic offices							443,395	409,657
In foreign offices							371,728	355,456
U.S. federal funds deposited[1]							5,179	19
Total[2,4]							$912,764	$853,622
1	Includes deposits and advances with the Federal Home Loan Bank.
2	As at October 31, 2017, includes $29 billion in Deposits on the Consolidated Balance Sheet relating to covered bondholders (October 31, 2016 – $29 billion) and $2 billion (October 31, 2016 – $2 billion) due to TD Capital Trust IV.
3	Included in Other financial liabilities designated at fair value through profit or loss on the Consolidated Balance Sheet.
4	As at October 31, 2017, includes deposits of $522 billion (October 31, 2016 – $474 billion) denominated in U.S. dollars and $44 billion (October 31, 2016 – $48 billion) denominated in other foreign currencies.

Term Deposits by Remaining Term to Maturity
(millions of Canadian dollars)							As at
							October 31	October 31
							2017	2016
		Over	Over	Over	Over
	Within	1 year to	2 years to	3 years to	4 years to	Over
	1 year	2 years	3 years	4 years	5 years	5 years	Total	Total
Personal	$30,793	$9,487	$5,094	$2,585	$2,483	$65	$50,507	$50,180
Banks	18,602	3	–	–	–	11	18,616	9,133
Business and government	69,139	15,783	16,354	15,025	12,086	14,555	142,942	127,582
Designated at fair value through profit
or loss[1]	–	–	–	–	–	–	–	176
Trading	76,266	1,494	289	546	634	711	79,940	79,786
Total	$194,800	$26,767	$21,737	$18,156	$15,203	$15,342	$292,005	$266,857
1	Included in Other financial liabilities designated at fair value through profit or loss on the Consolidated Balance Sheet.

Term Deposits due within a Year
(millions of Canadian dollars)				As at
				October 31	October 31
				2017	2016
		Over 3	Over 6
	Within	months to	months to
	3 months	6 months	12 months	Total	Total
Personal	$11,010	$6,424	$13,359	$30,793	$28,897
Banks	17,141	1,354	107	18,602	9,115
Business and government	42,767	15,492	10,880	69,139	48,211
Designated at fair value through profit or loss[1]	–	–	–	–	176
Trading	31,183	25,071	20,012	76,266	76,677
Total	$102,101	$48,341	$44,358	$194,800	$163,076
1	Included in Other financial liabilities designated at fair value through profit or loss on the Consolidated Balance Sheet.
TD BANK GROUP • 2017 FINANCIAL STATEMENTS & NOTES	Page 57

NOTE 18: OTHER LIABILITIES

Other Liabilities
(millions of Canadian dollars)		As at
October 31		October 31
	2017	2016
Accounts payable, accrued expenses, and other items	$4,492	$4,401
Accrued interest	988	960
Accrued salaries and employee benefits	3,348	2,829
Cheques and other items in transit	2,060	1,598
Current income tax payable	82	58
Deferred tax liabilities	178	345
Defined benefit liability	2,463	3,011
Liabilities related to structured entities	5,835	5,469
Provisions	1,016	1,025
Total	$20,462	$19,696

NOTE 19: SUBORDINATED NOTES AND DEBENTURES

Subordinated notes and debentures are direct unsecured obligations of the Bank or its subsidiaries and are subordinated in right of payment to the claims of depositors and certain other creditors. Redemptions, cancellations, exchanges, and modifications of subordinated debentures qualifying as regulatory capital are subject to the consent and approval of OSFI.

Subordinated Notes and Debentures
(millions of Canadian dollars, except as noted)					As at
			Earliest par
	Interest	Reset	redemption	October 31	October 31
Maturity date	rate (%)	spread (%)	date	2017	2016
September 20, 2022	4.644[1]	1.000[1]	September 20, 2017[2]	$–	$260
July 9, 2023	5.828[1]	2.550[1]	July 9, 2018	650	650
May 26, 2025	9.150	n/a3	–	199	200
June 24, 2025[4]	2.692[1]	1.210[1]	June 24, 2020	1,492	1,517
September 30, 2025[4]	2.982[1]	1.830[1]	September 30, 2020	987	1,004
July 25, 2029[4]	3.224[1]	1.250[1]	July 25, 2024[5]	1,460	–
March 4, 2031[4]	4.859[1]	3.490[1]	March 4, 2026	1,164	1,242
September 15, 2031[4]	3.625[6]	2.205[6]	September 15, 2026	1,776	1,968
December 14, 2105	4.779[7]	1.740[7]	December 14, 2016[8]	–	2,250
December 18, 2106	5.763[7]	1.990[7]	December 18, 2017[9]	1,800	1,800
Total				$9,528	$10,891
1	Interest rate is for the period to but excluding the earliest par redemption date, and thereafter, it will be reset at a rate of 3-month Bankers' Acceptance rate plus the reset spread noted.
2	On September 20, 2017 (the "Redemption Date"), TD Bank, N.A., an indirect subsidiary of the Bank, redeemed all of its outstanding $270 million 4.644% fixed rate/floating rate subordinated notes due September 20, 2022, at a redemption price of 100% of the principal amount, together with any accrued and unpaid interest thereon up to the Redemption Date.
3	Not applicable.
4	Non-viability contingent capital (NVCC). The subordinated notes and debentures qualify as regulatory capital under OSFI's Capital Adequacy Requirements (CAR) guideline. If a NVCC conversion were to occur in accordance with the NVCC Provisions, the maximum number of common shares that could be issued based on the formula for conversion set out in the respective prospectus supplements, assuming there are no declared and unpaid interest on the respective subordinated notes, as applicable, would be 450 million for the 2.692% subordinated debentures due June 24, 2025, 300 million for the 2.982% subordinated debentures due September 30, 2025, 450 million for the 3.224% subordinated debentures due July 25, 2029, 375 million for the 4.859% subordinated debentures due March 4, 2031 and assuming a Canadian to U.S. dollar exchange rate of 1.00, 450 million for the 3.625% subordinated debentures due September 15, 2031.
5	On July 25, 2017, the Bank issued $1.5 billion of NVCC medium term notes constituting subordinated indebtedness of the Bank (the "Notes"). The Notes will bear interest at a fixed rate of 3.224% per annum (paid semi-annually) until July 25, 2024, and at the three-month Bankers' Acceptance rate plus 1.25% thereafter (paid quarterly) until maturity on July 25, 2029. With the prior approval of OSFI, the Bank may, at its option, redeem the Notes on or after July 25, 2024, in whole or in part, at par plus accrued and unpaid interest. Not more than 60 nor less than 30 days' notice is required to be given to the Notes' holders for such redemptions.
6	Interest rate is for the period to but excluding the earliest par redemption date, and thereafter, it will be reset at a rate of 5-year Mid-Swap Rate plus the reset spread noted.
7	Interest rate is for the period to but excluding the earliest par redemption date, and thereafter, it will be reset every 5 years at a rate of 5-year Government of Canada yield plus the reset spread noted.
8	On December 14, 2016, the Bank redeemed all of its outstanding $2.25 billion 4.779% subordinated debentures due December 14, 2105, at a redemption price of 100% of the principal amount.
9	Subsequent to year end, on November 7, 2017, the Bank announced its intention to exercise its right to redeem on December 18, 2017, all of its outstanding $1.8 billion 5.763% subordinated debentures due December 18, 2106, at a redemption price of 100% of the principal amount.

TD BANK GROUP • 2017 FINANCIAL STATEMENTS & NOTES	Page 58

REPAYMENT SCHEDULE

The aggregate remaining maturities of the Bank's subordinated notes and debentures are as follows:

Maturities
(millions of Canadian dollars)		As at
	October 31	October 31
	2017	2016
Within 1 year	$–	$2,250
Over 1 year to 3 years	–	–
Over 3 years to 4 years	–	–
Over 4 years to 5 years	–	–
Over 5 years	9,528	8,641
Total	$9,528	$10,891

NOTE 20: CAPITAL TRUST SECURITIES

The Bank issued innovative capital securities through two structured entities: TD Capital Trust III (Trust III) and TD Capital Trust IV (Trust IV).

TD CAPITAL TRUST III SECURITIES – SERIES 2008

On September 17, 2008, Trust III, a closed-end trust, issued TD Capital Trust III Securities – Series 2008 (TD CaTS III). The proceeds from the issuance were invested in trust assets purchased from the Bank. Each TD CaTS III may be automatically exchanged, without the consent of the holders, into 40 non-cumulative Class A First Preferred Shares, Series A9 of the Bank on the occurrence of certain events. TD CaTS III are reported on the Consolidated Balance Sheet as Non-controlling interests in subsidiaries because the Bank consolidates Trust III.

TD CAPITAL TRUST IV NOTES – SERIES 1 TO 3

On January 26, 2009, Trust IV issued TD Capital Trust IV Notes – Series 1 due June 30, 2108 (TD CaTS IV − 1) and TD Capital Trust IV Notes – Series 2 due June 30, 2108 (TD CaTS IV − 2) and on September 15, 2009, issued TD Capital Trust IV Notes – Series 3 due June 30, 2108 (TD CaTS IV − 3, and collectively TD CaTS IV Notes). The proceeds from the issuances were invested in bank deposit notes. Each TD CaTS IV − 1 and TD CaTS IV − 2 may be automatically exchanged into non-cumulative Class A First Preferred Shares, Series A10 of the Bank and each TD CaTS IV − 3 may be automatically exchanged into non-cumulative Class A First Preferred Shares, Series A11 of the Bank, in each case, without the consent of the holders, on the occurrence of certain events. On each interest payment date in respect of which certain events have occurred, holders of TD CaTS IV Notes will be required to invest interest paid on such TD CaTS IV Notes in a new series of non-cumulative Class A First Preferred Shares of the Bank. The Bank does not consolidate Trust IV because it does not absorb significant returns of Trust IV as it is ultimately exposed only to its own credit risk. Therefore, TD CaTS IV Notes are not reported on the Bank's Consolidated Balance Sheet but the deposit notes issued to Trust IV are reported in Deposits on the Consolidated Balance Sheet. Refer to Notes 10 and 17 for further details.

TD announced on February 7, 2011, that, based on OSFI's February 4, 2011 Advisory which outlined OSFI's expectations regarding the use of redemption rights triggered by regulatory event clauses in non-qualifying capital instruments, it expects to exercise a regulatory event redemption right only in 2022 in respect of the TD Capital Trust IV Notes – Series 2 outstanding at that time. As of October 31, 2017, there was $450 million (October 31, 2016 – $450 million) in principal amount of TD Capital Trust IV Notes – Series 2 issued and outstanding.

Capital Trust Securities
(millions of Canadian dollars, except as noted)						As at
				Redemption
				date
	Thousands	Distribution/Interest	Annual	At the option	October 31	October 31
	of units	payment dates	yield	of the issuer	2017	2016
Included in Non-controlling interests in subsidiaries
on the Consolidated Balance Sheet
TD Capital Trust III Securities – Series 2008	1,000	June 30, Dec. 31	7.243%[1]	Dec. 31, 2013[2]	$983	$989

TD CaTS IV Notes issued by Trust IV
TD Capital Trust IV Notes – Series 1	550	June 30, Dec. 31	9.523%[3]	June 30, 2014[4]	550	550
TD Capital Trust IV Notes – Series 2	450	June 30, Dec. 31	10.000%[5]	June 30, 2014[4]	450	450
TD Capital Trust IV Notes – Series 3	750	June 30, Dec. 31	6.631%[6]	Dec. 31, 2014[4]	750	750
	1,750				$1,750	$1,750
1	From and including September 17, 2008, to but excluding December 31, 2018, and thereafter at a rate of one half of the sum of 6-month Bankers' Acceptance rate plus 4.30%.
2	On the redemption date and on any distribution date thereafter, Trust III may, with regulatory approval, redeem TD CaTS III in whole, without the consent of the holders.
3	From and including January 26, 2009, to but excluding June 30, 2019. Starting on June 30, 2019, and on every fifth anniversary thereafter, the interest rate will reset to equal the then 5-year Government of Canada yield plus 10.125%.
4	On or after the redemption date, Trust IV may, with regulatory approval, redeem the TD CaTS IV – 1, TD CaTS IV – 2 or TD CaTS IV – 3, respectively, in whole or in part, without the consent of the holders. Due to the phase-out of non-qualifying instruments under OSFI's CAR guideline, the Bank expects to exercise a regulatory event redemption right in 2022 in respect of the TD CaTS IV – 2 outstanding at that time.
5	From and including January 26, 2009, to but excluding June 30, 2039. Starting on June 30, 2039, and on every fifth anniversary thereafter, the interest rate will reset to equal the then 5-year Government of Canada yield plus 9.735%.
6	From and including September 15, 2009, to but excluding June 30, 2021. Starting on June 30, 2021, and on every fifth anniversary thereafter, the interest rate will reset to equal the then 5-year Government of Canada yield plus 4.0%.

TD BANK GROUP • 2017 FINANCIAL STATEMENTS & NOTES	Page 59

NOTE 21: EQUITY

COMMON SHARES

The Bank is authorized by its shareholders to issue an unlimited number of common shares, without par value, for unlimited consideration. The common shares are not redeemable or convertible. Dividends are typically declared by the Board of Directors of the Bank on a quarterly basis and the amount may vary from quarter to quarter.

PREFERRED SHARES

The Bank is authorized by its shareholders to issue, in one or more series, an unlimited number of Class A First Preferred Shares, without nominal or par value. Non-cumulative preferential dividends are payable quarterly, as and when declared by the Board of Directors of the Bank. Preferred shares issued after January 1, 2013, include NVCC Provisions, necessary for the preferred shares to qualify as regulatory capital under OSFI's CAR guideline. NVCC Provisions require the conversion of the preferred shares into a variable number of common shares of the Bank if OSFI determines that the Bank is, or is about to become, non-viable and that after conversion of all non-common capital instruments, the viability of the Bank is expected to be restored, or if the Bank has accepted or agreed to accept a capital injection or equivalent support from a federal or provincial government without which the Bank would have been determined by OSFI to be non-viable.

The following table summarizes the shares issued and outstanding and treasury shares held as at October 31.

Common and Preferred Shares Issued and Outstanding and Treasury Shares Held
(millions of shares and millions of Canadian dollars)	October 31, 2017		October 31, 2016
	Number		Number
	of shares	Amount	of shares	Amount
Common Shares
Balance as at beginning of year	1,857.6	$20,711	1,856.2	$20,294
Proceeds from shares issued on exercise of stock options	3.0	148	4.9	186
Shares issued as a result of dividend reinvestment plan	4.9	329	6.0	335
Purchase of shares for cancellation	(23.0)	(257)	(9.5)	(104)
Balance as at end of year – common shares	1,842.5	$20,931	1,857.6	$20,711
Preferred Shares – Class A
Series S	5.4	$135	5.4	$135
Series T	4.6	115	4.6	115
Series Y	5.5	137	5.5	137
Series Z	4.5	113	4.5	113
Series 1[1]	20.0	500	20.0	500
Series 3[1]	20.0	500	20.0	500
Series 5[1]	20.0	500	20.0	500
Series 7[1]	14.0	350	14.0	350
Series 9[1]	8.0	200	8.0	200
Series 11[1]	6.0	150	6.0	150
Series 12[1]	28.0	700	28.0	700
Series 14[1]	40.0	1,000	40.0	1,000
Series 16[1]	14.0	350	–	–
Balance as at end of year – preferred shares	190.0	$4,750	176.0	$4,400
Treasury shares – common[2]
Balance as at beginning of year	0.4	$(31)	1.1	$(49)
Purchase of shares	148.3	(9,654)	104.9	(5,769)
Sale of shares	(145.8)	9,509	(105.6)	5,787
Balance as at end of year – treasury shares – common	2.9	$(176)	0.4	$(31)
Treasury shares – preferred[2]
Balance as at beginning of year	0.2	$(5)	0.1	$(3)
Purchase of shares	7.3	(175)	5.1	(115)
Sale of shares	(7.2)	173	(5.0)	113
Balance as at end of year – treasury shares – preferred	0.3	$(7)	0.2	$(5)
1	NVCC Series 1, 3, 5, 7, 9, 11, 12, 14, and 16 Preferred Shares qualify as regulatory capital under OSFI's CAR guideline. If a NVCC conversion were to occur in accordance with the NVCC Provisions, the maximum number of common shares that could be issued based on the formula for conversion set out in the respective terms and conditions applicable to each Series of shares, assuming there are no declared and unpaid dividends on the respective Series of shares at the time of conversion, as applicable, would be 100 million, 100 million, 100 million, 70 million, 40 million, 30 million, 140 million, 200 million, and 70 million, respectively.
2	When the Bank purchases its own shares as part of its trading business, they are classified as treasury shares and the cost of these shares is recorded as a reduction in equity.

TD BANK GROUP • 2017 FINANCIAL STATEMENTS & NOTES	Page 60

Preferred Shares Terms and Conditions
		Annual	Reset	Next redemption/	Convertible
	Issue date	yield (%)[1]	spread (%)[1]	conversion date[1]	into[1]
Fixed Rate Preferred Shares
Series 11[2]	July 21, 2015	4.9	n/a	October 31, 2020[3]	n/a
Rate Reset Preferred Shares[4]
Series S	June 11, 2008	3.371	1.60	July 31, 2018	Series T
Series Y	July 16, 2008	3.5595	1.68	October 31, 2018	Series Z
Series 1[2]	June 4, 2014	3.9	2.24	October 31, 2019	Series 2
Series 3[2]	July 31, 2014	3.8	2.27	July 31, 2019	Series 4
Series 5[2]	December 16, 2014	3.75	2.25	January 31, 2020	Series 6
Series 7[2]	March 10, 2015	3.6	2.79	July 31, 2020	Series 8
Series 9[2]	April 24, 2015	3.7	2.87	October 31, 2020	Series 10
Series 12[2]	January 14, 2016	5.5	4.66	April 30, 2021	Series 13
Series 14[2]	September 8, 2016	4.85	4.12	October 31, 2021	Series 15
Series 16[2]	July 14, 2017	4.50	3.01	October 31, 2022	Series 17
Floating Rate Preferred Shares[4,5]
Series T	July 31, 2013	n/a	1.60	July 31, 2018	Series S
Series Z	October 31, 2013	n/a	1.68	October 31, 2018	Series Y
1	Non-cumulative preferred dividends for each Series are payable quarterly, as and when declared by the Board of Directors. The dividend rate of the Rate Reset Preferred Shares will reset on the next redemption/conversion date and every five years thereafter to equal the then five-year Government of Canada bond yield plus the reset spread noted. Rate Reset Preferred Shares are convertible to the corresponding Series of Floating Rate Preferred Shares, and vice versa. If converted into a Series of Floating Rate Preferred Shares, the dividend rate for the quarterly period will be equal to the then 90-day Government of Canada Treasury bill yield plus the reset spread noted.
2	Non-viability contingent capital.
3	Subject to regulatory consent, redeemable on or after October 31, 2020, at a redemption price of $26.00, and thereafter, at a declining redemption price.
4	Subject to regulatory consent, redeemable on the redemption date noted and every five years thereafter, at $25 per share. Convertible on the conversion date noted and every five years thereafter if not redeemed. If converted, the holders have the option to convert back to the original Series of preferred shares every five years.
5	Subject to a redemption price of $25.50 per share if redeemed prior to July 31, 2018, for Series T and October 31, 2018, for Series Z.

NORMAL COURSE ISSUER BID

On September 18, 2017, the Bank announced that the Toronto Stock Exchange (TSX) and OSFI approved the Bank's amended normal course issuer bid (NCIB) to repurchase for cancellation up to an additional 20 million of the Bank’s common shares. On October 4, 2017, in connection with its amended NCIB, the Bank announced its intention to purchase for cancellation up to 7.98 million of its common shares pursuant to specific share repurchase programs. During the quarter ended October 31, 2017, the Bank completed the purchase of common shares pursuant to the specific share repurchase programs, which shares were purchased at a discount to the prevailing market price of the Bank's common shares on the TSX at the time of purchase. During the three months ended October 31, 2017, the Bank repurchased 7.98 million common shares under its amended NCIB at an average price of $64.80 per share for a total amount of $517 million.

On March 16, 2017, the Bank announced that the TSX and OSFI approved the Bank's previously announced NCIB to repurchase for cancellation up to 15 million of the Bank's common shares. On March 28, 2017, in connection with its NCIB, the Bank announced its intention to purchase for cancellation up to 14.5 million of its common shares pursuant to a specific share repurchase program. During the quarter ended April 30, 2017, the Bank completed the purchase of common shares pursuant to the specific share repurchase program, which shares were purchased at a discount to the prevailing market price of the Bank's common shares on the TSX at the time of purchase. During the three months ended April 30, 2017, the Bank repurchased 15 million common shares under its NCIB at an average price of $58.65 per share for a total amount of $880 million.

On December 9, 2015, the Bank announced that the TSX and OSFI approved the Bank's previously announced NCIB to repurchase for cancellation up to 9.5 million of the Bank's common shares. On January 11, 2016, in connection with its NCIB, the Bank announced its intention to purchase for cancellation up to 3 million of its common shares pursuant to private agreements between the Bank and an arm's length third party seller. During the quarter ended January 31, 2016, the Bank completed the purchase of common shares by way of private agreements, which shares were purchased at a discount to the prevailing market price of the Bank's common shares on the TSX at the time of purchase. During the three months ended January 31, 2016, the Bank repurchased 9.5 million common shares under its NCIB at an average price of $51.23 per share for a total amount of $487 million.

DIVIDEND REINVESTMENT PLAN

The Bank offers a dividend reinvestment plan for its common shareholders. Participation in the plan is optional and under the terms of the plan, cash dividends on common shares are used to purchase additional common shares. At the option of the Bank, the common shares may be issued from the Bank's treasury at an average market price based on the last five trading days before the date of the dividend payment, with a discount of between 0% to 5% at the Bank's discretion, or from the open market at market price. During the year, 4.9 million common shares at a discount of 0% were issued from the Bank's treasury (2016 – 6.0 million common shares at a discount of 0%) under the dividend reinvestment plan.

DIVIDEND RESTRICTIONS

The Bank is prohibited by the Bank Act from declaring dividends on its preferred or common shares if there are reasonable grounds for believing that the Bank is, or the payment would cause the Bank to be, in contravention of the capital adequacy and liquidity regulations of the Bank Act or directions of OSFI. The Bank does not anticipate that this condition will restrict it from paying dividends in the normal course of business.

The Bank is also restricted from paying dividends in the event that either Trust III or Trust IV fails to pay semi-annual distributions or interest in full to holders of their respective trust securities, TD CaTS III and TD CaTS IV Notes. In addition, the ability to pay dividends on common shares without the approval of the holders of the outstanding preferred shares is restricted unless all dividends on the preferred shares have been declared and paid or set apart for payment. Currently, these limitations do not restrict the payment of dividends on common shares or preferred shares.

TD BANK GROUP • 2017 FINANCIAL STATEMENTS & NOTES	Page 61

NON-CONTROLLING INTERESTS IN SUBSIDIARIES
The following are included in non-controlling interests in subsidiaries of the Bank.

(millions of Canadian dollars)		As at
	October 31	October 31
	2017	2016
REIT preferred shares, Series A1	$–	$661
TD Capital Trust III Securities – Series 2008[2]	983	989
Total	$983	$1,650
1	On October 15, 2017, Northgroup Preferred Capital Corporation, a subsidiary of TD Bank, N.A., redeemed all of its 500,000 outstanding fixed-to-floating rate exchangeable non-cumulative perpetual preferred stock, Series A ("REIT Preferred Shares") at the cash redemption price of US$1,000 per REIT Preferred Share, for total redemption proceeds of US$500 million.
2	Refer to Note 20 for a description of the TD Capital Trust III securities.

NOTE 22: INSURANCE

INSURANCE REVENUE AND EXPENSES

Insurance revenue and expenses are presented on the Consolidated Statement of Income under insurance revenue and insurance claims and related expenses, respectively, net of impact of reinsurance.

Insurance Revenue and Insurance Claims and Related Expenses
(millions of Canadian dollars)	For the years ended October 31
	2017	2016	2015
Insurance Revenue
Earned Premiums
Gross	$4,132	$4,226	$4,186
Reinsurance ceded	915	933	891
Net earned premiums	3,217	3,293	3,295
Fee income and other revenue[1]	543	503	463
Insurance Revenue	3,760	3,796	3,758
Insurance Claims and Related Expenses
Gross	2,381	3,086	2,734
Reinsurance ceded	135	624	234
Insurance Claims and Related Expenses	$2,246	$2,462	$2,500
1	Ceding commissions received and paid are included within fee income and other revenue. Ceding commissions paid and netted against fee income in 2017 were $127 million (2016 – $142 million; 2015 – $177 million).

RECONCILIATION OF CHANGES IN LIABILITIES FOR PROPERTY AND CASUALTY INSURANCE

For property and casualty insurance, the recognized liabilities are comprised of provision for unpaid claims (section (a) below), unearned premiums (section (b) below) and other liabilities (section (c) below).

(a) Movement in Provision for Unpaid Claims

The following table presents movements in the property and casualty insurance provision for unpaid claims during the year.

Movement in Provision for Unpaid Claims
(millions of Canadian dollars)		October 31, 2017			October 31, 2016
		Reinsurance/			Reinsurance/
		Other			Other
	Gross	recoverable	Net	Gross	recoverable	Net
Balance as at beginning of year	$5,214	$388	$4,826	$4,757	$138	$4,619
Claims costs for current accident year	2,425	–	2,425	2,804	366	2,438
Prior accident years claims development
(favourable) unfavourable	(370)	(52)	(318)	(264)	(16)	(248)
Increase (decrease) due to changes in
assumptions:
Discount rate	(83)	1	(84)	(4)	(3)	(1)
Provision for adverse deviation	(11)	(6)	(5)	30	6	24
Claims and related expenses	1,961	(57)	2,018	2,566	353	2,213
Claims paid during the year for:
Current accident year	(1,052)	–	(1,052)	(1,189)	(135)	(1,054)
Prior accident years	(1,153)	(134)	(1,019)	(960)	(8)	(952)
	(2,205)	(134)	(2,071)	(2,149)	(143)	(2,006)
Increase (decrease) in reinsurance/
other recoverables	(5)	(5)	–	40	40	–
Balance as at end of year	$4,965	$192	$4,773	$5,214	$388	$4,826

TD BANK GROUP • 2017 FINANCIAL STATEMENTS & NOTES	Page 62

(b) Movement in Unearned Premiums

The following table presents movements in the property and casualty insurance unearned premiums during the year.

Movement in Provision for Unearned Premiums
(millions of Canadian dollars)		October 31, 2017			October 31, 2016
	Gross	Reinsurance	Net	Gross	Reinsurance	Net
Balance as at beginning of year	$1,575	$–	$1,575	$1,590	$–	$1,590
Written premiums	2,993	92	2,901	3,039	105	2,934
Earned premiums	(2,987)	(92)	(2,895)	(3,054)	(105)	(2,949)
Balance as at end of year	$1,581	$–	$1,581	$1,575	$–	$1,575

(c) Other Movements in Insurance Liabilities

Other insurance liabilities were $229 million as at October 31, 2017 (October 31, 2016 – $257 million). The decrease of $28 million (2016 – increase of $85 million) is due to settlement of property and casualty insurance payable to reinsurers, partially offset by changes in life and health insurance policy benefit liabilities that were caused primarily by the aging of in-force business and changes in actuarial assumptions.

PROPERTY AND CASUALTY CLAIMS DEVELOPMENT

The following table shows the estimates of cumulative claims incurred, including IBNR, with subsequent developments during the periods and together with cumulative payments to date. The original reserve estimates are evaluated monthly for redundancy or deficiency. The evaluation is based on actual payments in full or partial settlement of claims and current estimates of claims liabilities for claims still open or claims still unreported.

Incurred Claims by Accident Year
(millions of Canadian dollars)								Accident Year
	2008
	and prior	2009	2010	2011	2012	2013	2014	2015	2016	2017	Total
Net ultimate claims cost at end of
accident year	$3,335	$1,598	$1,742	$1,724	$1,830	$2,245	$2,465	$2,409	$2,438	$2,425
Revised estimates
One year later	3,366	1,627	1,764	1,728	1,930	2,227	2,334	2,367	2,421	–
Two years later	3,359	1,663	1,851	1,823	1,922	2,191	2,280	2,310	–	–
Three years later	3,423	1,720	1,921	1,779	1,884	2,158	2,225	–	–	–
Four years later	3,527	1,763	1,926	1,768	1,860	2,097	–	–	–	–
Five years later	3,631	1,753	1,931	1,739	1,818	–	–	–	–	–
Six years later	3,612	1,756	1,904	1,702	–	–	–	–	–	–
Seven years later	3,646	1,740	1,884	–	–	–	–	–	–	–
Eight years later	3,623	1,732	–	–	–	–	–	–	–	–
Nine years later	3,602	–	–	–	–	–	–	–	–	–
Current estimates of cumulative
claims	3,602	1,732	1,884	1,702	1,818	2,097	2,225	2,310	2,421	2,425
Cumulative payments to date	(3,465)	(1,674)	(1,795)	(1,601)	(1,597)	(1,745)	(1,672)	(1,514)	(1,426)	(1,052)
Net undiscounted provision for
unpaid claims	137	58	89	101	221	352	553	796	995	1,373	$4,675
Effect of discounting											(334)
Provision for adverse deviation											432
Net provision for unpaid claims											$4,773

SENSITIVITY TO INSURANCE RISK

A variety of assumptions are made related to the future level of claims, policyholder behaviour, expenses and sales levels when products are designed and priced, as well as when actuarial liabilities are determined. Such assumptions require a significant amount of professional judgment. The insurance claims provision is sensitive to certain assumptions. It has not been possible to quantify the sensitivity of certain assumptions such as legislative changes or uncertainty in the estimation process. Actual experience may differ from the assumptions made by the Bank.

For property and casualty insurance, the main assumption underlying the claims liability estimates is that past claims development experience can be used to project future claims development and hence ultimate claims costs. As such, these methods extrapolate the development of paid and incurred losses, average costs per claim and claim numbers based on the observed development of earlier years and expected loss ratios. Claims liabilities estimates are based on various quantitative and qualitative factors including the discount rate, the margin for adverse deviation, reinsurance, trends in claims severity and frequency, and other external drivers.

Qualitative and other unforeseen factors could negatively impact the Bank's ability to accurately assess the risk of the insurance policies that the Bank underwrites. In addition, there may be significant lags between the occurrence of an insured event and the time it is actually reported to the Bank and additional lags between the time of reporting and final settlements of claims.

TD BANK GROUP • 2017 FINANCIAL STATEMENTS & NOTES	Page 63

The following table outlines the sensitivity of the Bank's property and casualty insurance claims liabilities to reasonably possible movements in the discount rate, the margin for adverse deviation, and the frequency and severity of claims, with all other assumptions held constant. Movements in the assumptions may be non-linear.

Sensitivity of Critical Assumptions – Property and Casualty Insurance Contract Liabilities
(millions of Canadian dollars)				As at
	October 31, 2017		October 31, 2016
	Impact on net		Impact on net
	income (loss)		income (loss)
	before	Impact on	before	Impact on
	income taxes	equity	income taxes	equity
Impact of a 1% change in key assumptions
Discount rate
Increase in assumption	$117	$85	$135	$98
Decrease in assumption	(125)	(91)	(145)	(106)
Margin for adverse deviation
Increase in assumption	(46)	(34)	(47)	(35)
Decrease in assumption	46	34	47	35

Impact of a 5% change in key assumptions
Frequency of claims
Increase in assumption	(31)	(23)	(32)	(23)
Decrease in assumption	31	23	32	23
Severity of claims
Increase in assumption	(218)	(159)	(240)	(175)
Decrease in assumption	218	159	240	175

For life and health insurance, critical assumptions used in the measurement of insurance contract liabilities are determined by the Appointed Actuary. The processes used to determine critical assumptions are as follows:

•	Mortality, morbidity and lapse assumptions are based on industry and historical company data.
•	Expense assumptions are based on an annually updated expense study that is used to determine expected expenses for future years.
•	Asset reinvestment rates are based on projected earned rates, and liabilities are calculated using the Canadian Asset Liability Method (CALM).

A sensitivity analysis for possible movements in the life and health insurance business assumptions was performed and the impact is not significant to the Bank's Consolidated Financial Statements.

CONCENTRATION OF INSURANCE RISK

Concentration risk is the risk resulting from large exposures to similar risks that are positively correlated.

Risk associated with automobile, residential and other products may vary in relation to the geographical area of the risk insured. Exposure to concentrations of insurance risk, by type of risk, is mitigated by ceding these risks through reinsurance contracts, as well as careful selection and implementation of underwriting strategies, which is in turn largely achieved through diversification by line of business and geographical areas. For automobile insurance, legislation is in place at a provincial level and this creates differences in the benefits provided among the provinces.

As at October 31, 2017, for the property and casualty insurance business, 65.9% of net written premiums were derived from automobile policies (October 31, 2016 – 67.3%) followed by residential with 33.6% (October 31, 2016 – 32.2%). The distribution by provinces show that business is mostly concentrated in Ontario with 55.7% of net written premiums (October 31, 2016 – 57.6%). The Western provinces represented 30% (October 31, 2016 – 28.6%), followed by the Atlantic provinces with 8.3% (October 31, 2016 – 7.8%), and Québec at 6.0% (October 31, 2016 – 6.0%).

Concentration risk is not a major concern for the life and health insurance business as it does not have a material level of regional specific characteristics like those exhibited in the property and casualty insurance business. Reinsurance is used to limit the liability on a single claim. Concentration risk is further limited by diversification across uncorrelated risks. This limits the impact of a regional pandemic and other concentration risks. To improve understanding of exposure to this risk, a pandemic scenario is tested annually.

NOTE 23: SHARE-BASED COMPENSATION

STOCK OPTION PLAN

The Bank maintains a stock option program for certain key employees. Options on common shares are periodically granted to eligible employees of the Bank under the plan for terms of ten years and vest over a four-year period. These options provide holders with the right to purchase common shares of the Bank at a fixed price equal to the closing market price of the shares on the day prior to the date the options were issued. Under this plan, 19.8 million common shares have been reserved for future issuance (October 31, 2016 – 21.7 million). The outstanding options expire on various dates to December 12, 2026. The following table summarizes the Bank's stock option activity and related information, adjusted to reflect the impact of the stock dividend on a retrospective basis, for the years ended October 31.

TD BANK GROUP • 2017 FINANCIAL STATEMENTS & NOTES	Page 64

Stock Option Activity
(millions of shares and Canadian dollars)	2017		2016		2015
		Weighted-		Weighted-		Weighted-
	Number	average	Number	average	Number	average
	of shares	exercise price	of shares	exercise price	of shares	exercise price
Number outstanding, beginning of year	15.4	$44.18	18.4	$40.65	19.4	$36.72
Granted	2.0	65.75	2.5	53.15	2.6	52.46
Exercised	(3.0)	38.59	(4.9)	35.21	(3.3)	30.31
Forfeited/cancelled	(0.1)	54.58	(0.6)	48.29	(0.3)	44.25
Number outstanding, end of year	14.3	$48.17	15.4	$44.18	18.4	$40.65
Exercisable, end of year	5.4	$38.00	5.5	$37.19	7.0	$35.90

The weighted average share price for the options exercised in 2017 was $67.79 (2016 – $54.69; 2015 – $53.98).

The following table summarizes information relating to stock options outstanding and exercisable as at October 31, 2017.

Range of Exercise Prices
(millions of shares and Canadian dollars)	Options outstanding			Options exercisable
		Weighted-
		average	Weighted-		Weighted-
	Number	remaining	average	Number	average
	of shares	contractual	exercise	of shares	exercise
	outstanding	life (years)	price	exercisable	price
$32.99 – $36.63	1.6	2.6	35.20	1.6	35.20
$36.64 – $40.54	3.5	4.6	38.81	3.5	38.81
$43.04 – $47.59	2.6	5.5	47.09	0.3	43.04
$52.46 – $53.15	4.6	7.5	52.80	–	–
$65.75	2.0	9.0	65.75	–	–

For the year ended October 31, 2017, the Bank recognized compensation expense for stock option awards of $14.8 million (October 31, 2016 – $6.5 million; October 31, 2015 – $19.8 million). For the year ended October 31, 2017, 2.0 million (October 31, 2016 – 2.5 million; October 31, 2015 – 2.6 million) options were granted by the Bank at a weighted-average fair value of $5.81 per option (2016 – $4.93 per option; 2015 – $9.06 per option).

The following table summarizes the assumptions used for estimating the fair value of options for the twelve months ended October 31.

Assumptions Used for Estimating the Fair Value of Options
(in Canadian dollars, except as noted)	2017	2016	2015
Risk-free interest rate	1.24%	1.00%	1.44%
Expected option life	6.3 years	6.3 years	6.3 years
Expected volatility[1]	14.92%	15.82%	25.06%
Expected dividend yield	3.47%	3.45%	3.65%
Exercise price/share price	$65.75	$53.15	$52.46
1	Expected volatility is calculated based on the average daily volatility measured over a historical period corresponding to the expected option life.

OTHER SHARE-BASED COMPENSATION PLANS

The Bank operates restricted share unit and performance share unit plans which are offered to certain employees of the Bank. Under these plans, participants are awarded share units equivalent to the Bank's common shares that generally vest over three years. During the vesting period, dividend equivalents accrue to the participants in the form of additional share units. At the maturity date, the participant receives cash representing the value of the share units. The final number of performance share units will vary from 80% to 120% of the number of units outstanding at maturity (consisting of initial units awarded plus additional units in lieu of dividends) based on the Bank's total shareholder return relative to the average of a peer group of large financial institutions. The number of such share units outstanding under these plans as at October 31, 2017, was 25 million (2016 – 26 million).

The Bank also offers deferred share unit plans to eligible employees and non-employee directors. Under these plans, a portion of the participant's annual incentive award may be deferred, or in the case of non-employee directors, a portion of their annual compensation may be delivered as share units equivalent to the Bank's common shares. The deferred share units are not redeemable by the participant until termination of employment or directorship. Once these conditions are met, the deferred share units must be redeemed for cash no later than the end of the next calendar year. Dividend equivalents accrue to the participants in the form of additional units. As at October 31, 2017, 6.4 million deferred share units were outstanding (October 31, 2016 – 6.2 million).

Compensation expense for these plans is recorded in the year the incentive award is earned by the plan participant. Changes in the value of these plans are recorded, net of the effects of related hedges, on the Consolidated Statement of Income. For the year ended October 31, 2017, the Bank recognized compensation expense, net of the effects of hedges, for these plans of $490 million (2016 – $467 million; 2015 – $441 million). The compensation expense recognized before the effects of hedges was $917 million (2016 – $720 million; 2015 – $471 million). The carrying amount of the liability relating to these plans, based on the closing share price, was $2.2 billion at October 31, 2017 (October 31, 2016 – $1.8 billion), and is reported in Other liabilities on the Consolidated Balance Sheet.

TD BANK GROUP • 2017 FINANCIAL STATEMENTS & NOTES	Page 65

EMPLOYEE OWNERSHIP PLAN

The Bank also operates a share purchase plan available to Canadian employees. Employees can contribute any amount of their eligible earnings (net of source deductions), subject to an annual cap of 10% of salary to the Employee Ownership Plan. For participating employees below the level of Vice President, the Bank matches 100% of the first $250 of employee contributions each year and the remainder of employee contributions at 50% to an overall maximum of 3.5% of the employee's eligible earnings or $2,250, whichever comes first. The Bank's contributions vest once an employee has completed two years of continuous service with the Bank. For the year ended October 31, 2017, the Bank's contributions totaled $70 million (2016 – $66 million; 2015 – $67 million) and were expensed as salaries and employee benefits. As at October 31, 2017, an aggregate of 20 million common shares were held under the Employee Ownership Plan (October 31, 2016 – 20 million). The shares in the Employee Ownership Plan are purchased in the open market and are considered outstanding for computing the Bank's basic and diluted earnings per share. Dividends earned on the Bank's common shares held by the Employee Ownership Plan are used to purchase additional common shares for the Employee Ownership Plan in the open market.

NOTE 24: EMPLOYEE BENEFITS

DEFINED BENEFIT PENSION AND OTHER POST-EMPLOYMENT BENEFIT (OPEB) PLANS

The Bank's principal pension plans, consisting of The Pension Fund Society of The Toronto-Dominion Bank (the "Society") and the TD Pension Plan (Canada) (TDPP), are defined benefit plans for Canadian Bank employees. The Society was closed to new members on January 30, 2009, and the TDPP commenced on March 1, 2009. Benefits under the principal pension plans are determined based upon the period of plan participation and the average salary of the member in the best consecutive five years in the last ten years of combined plan membership.

Funding for the Bank's principal pension plans is provided by contributions from the Bank and members of the plans, as applicable. In accordance with legislation, the Bank contributes amounts, as determined on an actuarial basis to the plans and has the ultimate responsibility for ensuring that the liabilities of the plan are adequately funded over time. The Bank's contributions to the principal pension plans during 2017 were $565 million (2016 – $384 million). The 2017 and 2016 contributions were made in accordance with the actuarial valuation reports for funding purposes as at October 31, 2016 and October 31, 2015, respectively, for both of the principal pension plans. The next valuation date for funding purposes is as at October 31, 2017, for both of the principal pension plans.

The Bank also provides certain post-retirement benefits, which are generally unfunded. Post-retirement benefit plans, where offered, generally include health care and dental benefits. Employees must meet certain age and service requirements to be eligible for post-retirement benefits and are generally required to pay a portion of the cost of the benefits. Effective June 1, 2017, the Bank's principal non-pension post-retirement benefit plan was closed to new employees hired on or after that date.

INVESTMENT STRATEGY AND ASSET ALLOCATION

The primary objective of each of the Society and the TDPP is to achieve a rate of return that meets or exceeds the change in value of the plan's respective liabilities over rolling five-year periods. The investments of the Society and the TDPP are managed with the primary objective of providing reasonable and stable rates of return, consistent with available market opportunities, prudent portfolio management, and levels of risk commensurate with the return expectations and asset mix policy as set out by the risk budget of 7% and 14% surplus volatility, respectively. The investment policies for the principal pension plans generally do not apply to the Pension Enhancement Account (PEA) assets which are invested at the members’ discretion in certain mutual funds.

Public debt instruments of both the Society and the TDPP must meet or exceed a credit rating of BBB- at the time of purchase. There are no limitations on the maximum amount allocated to each credit rating above BBB+ for the total public debt portfolio.

With respect to the Society's public debt portfolio, up to 15% of the total fund can be invested in a bond mandate subject to the following constraints: debt instruments rated BBB+ to BBB- must not exceed 25%; asset-backed securities must have a minimum credit rating of AAA and not exceed 25% of the mandate; debt instruments of non-government entities must not exceed 80%; debt instruments of non-Canadian government entities must not exceed 20%; debt instruments of a single non-government or non-Canadian government entity must not exceed 10%; and debt instruments issued by the Government of Canada, provinces of Canada, or municipalities must not exceed 100%, 75%, or 10%, respectively. Also with respect to the Society's public debt portfolio, up to 14% of the total fund can be invested in a bond mandate subject to the following constraints: debt instruments rated BBB+ to BBB- must not exceed 50%; asset-backed securities must have a minimum credit rating of AAA and not exceed 25% of the mandate; and there is a limitation of 10% for any one issuer. The remainder of the public debt portfolio is not permitted to invest in debt instruments of non-government entities.

The TDPP is not permitted to invest in debt instruments of non-government entities.

The equity portfolios of both the Society and the TDPP are broadly diversified primarily across medium to large capitalization quality companies and income trusts with no individual holding exceeding 10% of the equity portfolio or 10% of the outstanding securities of any one company at any time. Foreign equities are permitted to be included to further diversify the portfolio. A maximum of 10% of a total fund may be invested in emerging market equities.

For both the Society and the TDPP, derivatives can be utilized, provided they are not used to create financial leverage, but rather for risk management purposes. Both the Society and the TDPP are also permitted to invest in other alternative investments, such as private equity, infrastructure equity and real estate.

TD BANK GROUP • 2017 FINANCIAL STATEMENTS & NOTES	Page 66

The asset allocations by asset category for the principal pension plans are as follows:

Plan Asset Allocation
(millions of Canadian dollars except as noted)				Society[1]				TDPP[1]
	Acceptable	% of	Fair value		Acceptable	% of	Fair value
As at October 31, 2017	range	total	Quoted	Unquoted	range	total	Quoted	Unquoted
Debt	40-70%	57%	$–	$2,903	25-56%	36%	$–	$484
Equity	24-42	35	1,248	511	30-65	59	324	478
Alternative investments[2]	0-35	8	42	376	0-20	5	–	68
Other[3]	n/a	n/a		46	n/a	n/a		56
Total		100%	$1,290	$3,836		100%	$324	$1,086

As at October 31, 2016
Debt	40-70%	62%	$–	$2,962	25-56%	43%	$–	$413
Equity	24-42	33	1,165	407	44-65	56	51	488
Alternative investments[2]	0-35	5	31	208	0-20	1	–	11
Other[3]	n/a	n/a	–	43	n/a	n/a	–	44
Total		100%	$1,196	$3,620		100%	$51	$956

As at October 31, 2015
Debt	58-76%	64%	$–	$2,852	44-56%	50%	$–	$369
Equity	24-42	30	1,015	346	44-56	50	–	374
Alternative investments[2]	0-10	6	37	227	n/a	n/a	n/a	n/a
Other[3]	n/a	n/a	–	74	n/a	n/a	–	33
Total		100%	$1,052	$3,499		100%	$–	$776
1	The principal pension plans invest in investment vehicles which may hold shares or debt issued by the Bank.
2	The principal pension plans' alternative investments primarily include private equity, infrastructure, and real estate funds, none of which are invested in the Bank and its affiliates.
3	Consists mainly of PEA assets, interest and dividends receivable, and amounts due to and due from brokers for securities traded but not yet settled.

RISK MANAGEMENT PRACTICES

The principal pension plans' investments include financial instruments which are exposed to various risks. These risks include market risk (including foreign currency, interest rate, inflation, price risks, credit spread and credit risk), and liquidity risk. Key material risks faced by all plans are a decline in interest rates or credit spreads, which could increase the defined benefit obligation by more than the change in the value of plan assets, or from longevity risk (that is, lower mortality rates).

Asset-liability matching strategies are focused on obtaining an appropriate balance between earning an adequate return and having changes in liability values being hedged by changes in asset values.

The principal pension plans manage these financial risks in accordance with the Pension Benefits Standards Act, 1985, applicable regulations, as well as both the principal pension plans' Statement of Investment Policies and Procedures (SIPP) and the Management Operating Policies and Procedures (MOPP). The following are some specific risk management practices employed by the principal pension plans:

•	Monitoring credit exposure of counterparties
•	Monitoring adherence to asset allocation guidelines
•	Monitoring asset class performance against benchmarks
•	Monitoring the return on the plans’ assets relative to the plans’ liabilities

The Bank's principal pension plans are overseen by a single retirement governance structure established by the Human Resources Committee of the Bank's Board of Directors. The governance structure utilizes retirement governance committees who have responsibility to oversee plan operations and investments, acting in a fiduciary capacity. Strategic, material plan changes require the approval of the Bank's Board of Directors.

OTHER PENSION AND RETIREMENT PLANS

CT Pension Plan

As a result of the acquisition of CT Financial Services Inc. (CT), the Bank sponsors a pension plan consisting of a defined benefit portion and a defined contribution portion. The defined benefit portion was closed to new members after May 31, 1987, and newly eligible employees joined the defined contribution portion of the plan. The Bank received regulatory approval to wind-up the defined contribution portion of the plan and the wind-up was completed on May 31, 2012. Funding for the defined benefit portion is provided by contributions from the Bank and members of the plan.

TD Bank, N.A. Retirement Plans

TD Bank, N.A. and its subsidiaries maintain a defined contribution 401(k) plan covering all employees. The contributions to the plan for the year ended October 31, 2017, were $124 million (October 31, 2016 – $121 million; October 31, 2015 – $103 million), which included core and matching contributions. Annual expense is equal to the Bank's contributions to the plan.

TD Bank, N.A. also has frozen defined benefit retirement plans covering certain legacy TD Banknorth and TD Auto Finance (legacy Chrysler Financial) employees. TD Bank, N.A. also has closed post-retirement benefit plans, which include limited medical coverage and life insurance benefits, covering certain TD Auto Finance (legacy Chrysler Financial) employees.

Supplemental Employee Retirement Plans

Supplemental employee retirement plans are unfunded by the Bank for eligible employees.

TD BANK GROUP • 2017 FINANCIAL STATEMENTS & NOTES	Page 67

The following table presents the financial position of the Bank's principal pension plans, the principal non-pension post-retirement benefit plan, and the Bank's significant other pension and retirement plans.

Employee Benefit Plans' Obligations, Assets and Funded Status
(millions of Canadian dollars, except as noted)			Principal non-pension
			post-retirement			Other pension
	Principal pension plans		benefit plan[1]			and retirement plans[2]
	2017	2016	2015	2017	2016	2015	2017	2016	2015
Change in projected benefit obligation
Projected benefit obligation at beginning of year	$6,805	$5,377	$5,321	$568	$553	$557	$2,863	$2,743	$2,644
Obligations included due to TD Auto Finance plan merger	–	–	–	–	–	–	–	–	19
Service cost – benefits earned	439	331	359	16	17	20	11	10	13
Interest cost on projected benefit obligation	196	191	219	17	21	23	95	105	113
Remeasurement (gain) loss – financial	(148)	1,179	(279)	–	(9)	(12)	(27)	259	(35)
Remeasurement (gain) loss – demographic	25	–	18	(42)	–	–	13	(11)	(11)
Remeasurement (gain) loss – experience	(15)	8	(71)	15	2	(21)	1	(12)	17
Members' contributions	80	66	69	–	–	–	–	–	–
Benefits paid	(291)	(347)	(259)	(16)	(16)	(14)	(138)	(265)	(251)
Change in foreign currency exchange rate	–	–	–	–	–	–	(68)	45	264
Past service cost (credit)[3,4]	(9)	–	–	–	–	–	–	(11)	(30)
Projected benefit obligation as at October 31	7,082	6,805	5,377	558	568	553	2,750	2,863	2,743
Change in plan assets
Plan assets at fair value at beginning of year	5,823	5,327	4,805	–	–	–	1,895	1,910	1,734
Assets included due to TD Auto Finance plan merger	–	–	–	–	–	–	–	–	18
Interest income on plan assets	174	195	205	–	–	–	64	74	76
Remeasurement gain (loss) – return on plan assets less
interest income	195	207	158	–	–	–	59	40	(31)
Members' contributions	80	66	69	–	–	–	–	–	–
Employer's contributions	565	384	357	16	16	14	37	101	153
Benefits paid	(291)	(347)	(259)	(16)	(16)	(14)	(138)	(265)	(251)
Change in foreign currency exchange rate	–	–	–	–	–	–	(58)	39	216
Defined benefit administrative expenses	(10)	(9)	(8)	–	–	–	(4)	(4)	(5)
Plan assets at fair value as at October 31	6,536	5,823	5,327	–	–	–	1,855	1,895	1,910
Net defined benefit asset (liability)	(546)	(982)	(50)	(558)	(568)	(553)	(895)	(968)	(833)
Annual expense
Net employee benefits expense includes the following:
Service cost – benefits earned	439	331	359	16	17	20	11	10	13
Net interest cost (income) on net defined benefit liability (asset)	22	(4)	14	17	21	23	31	31	37
Past service cost (credit)[3,4]	(9)	–	–	–	–	–	–	(11)	(30)
Defined benefit administrative expenses	10	9	8	–	–	–	4	7	8
Total expense	$462	$336	$381	$33	$38	$43	$46	$37	$28
Actuarial assumptions used to determine the
projected benefit obligation as at
October 31 (percentage)
Weighted-average discount rate for projected benefit
obligation	3.60%	3.52%	4.42%	3.60%	3.60%	4.40%	3.74%	3.65%	4.39%
Weighted-average rate of compensation increase	2.54	2.66	2.63	3.00	3.25	3.25	1.14	1.18	1.20
1	The rate of increase for health care costs for the next year used to measure the expected cost of benefits covered for the principal non-pension post-retirement benefit plan is 4.59%. The rate is assumed to decrease gradually to 3.12% by the year 2028 and remain at that level thereafter.
2	Includes CT defined benefit pension plan, TD Banknorth defined benefit pension plan, TD Auto Finance retirement plans, and supplemental employee retirement plans. Other employee benefit plans operated by the Bank and certain of its subsidiaries are not considered material for disclosure purposes. The TD Banknorth defined benefit pension plan was frozen as of December 31, 2008, and no service credits can be earned after that date. Certain TD Auto Finance defined benefit pension plans were frozen as of April 1, 2012, and no service credits can be earned after March 31, 2012.
3	Includes a settlement gain of $12 million related to a portion of the TDAF defined benefit pension plan that was settled during 2016.
4	Includes a settlement gain of $35 million related to a portion of the TD Banknorth defined benefit pension plan that was settled during 2015.

During the year ended October 31, 2018, the Bank expects to contribute $485 million to its principal pension plans, $16 million to its principal non-pension post-retirement benefit plan, and $39 million to its other pension and retirement plans. Future contribution amounts may change upon the Bank's review of its contribution levels during the year.

Assumptions related to future mortality which have been used to determine the defined benefit obligation and net benefit cost are as follows:

Assumed Life Expectancy at Age 65
(number of years)					Principal non-pension
			Principal		post-retirement			Other pension and
		pension plans			benefit plan			retirement plans
								As at October 31
	2017	2016	2015	2017	2016	2015	2017	2016	2015
Male aged 65 at measurement date	23.2	22.1	22.1	23.2	22.1	22.1	21.8	21.4	22.0
Female aged 65 at measurement date	24.0	24.0	23.9	24.0	24.0	23.9	23.4	23.4	24.0
Male aged 40 at measurement date	24.5	23.4	23.3	24.5	23.4	23.3	22.9	22.5	22.5
Female aged 40 at measurement date	25.2	25.1	25.1	25.2	25.1	25.1	25.1	25.0	25.0

The weighted-average duration of the defined benefit obligation for the Bank's principal pension plans, principal non-pension post-retirement benefit plan and other pension and retirement plans at the end of the reporting period are 15 years (2016 – 16 years, 2015 – 16 years), 18 years (2016 – 17 years, 2015 – 17 years), and 13 years (2016 – 13 years, 2015 – 13 years), respectively.

TD BANK GROUP • 2017 FINANCIAL STATEMENTS & NOTES	Page 68

The following table provides the sensitivity of the projected benefit obligation for the Bank's principal pension plans, the principal non-pension post-retirement benefit plan, and the Bank's significant other pension and retirement plans to actuarial assumptions considered significant by the Bank. These include discount rate, life expectancy, rates of compensation increase, and health care cost initial trend rates, as applicable. For each sensitivity test, the impact of a reasonably possible change in a single factor is shown with other assumptions left unchanged.

Sensitivity of Significant Actuarial Assumptions
(millions of Canadian dollars, except as noted)	As at
	October 31, 2017
	Obligation
		Principal	Other
		non-pension	pension
	Principal	post-	and
	pension	retirement	retirement
	plans	benefit plan	plans
Impact of an absolute change in
significant actuarial assumptions
Discount rate
1% decrease in assumption	$1,165	$103	$387
1% increase in assumption	(903)	(81)	(313)
Rates of compensation increase
1% decrease in assumption	(264)	n/a1	–
1% increase in assumption	265	n/a1	–
Life expectancy
1 year decrease in assumption	(132)	(18)	(84)
1 year increase in assumption	129	19	83
Health care cost initial trend rate
1% decrease in assumption	n/a	(76)	(3)
1% increase in assumption	n/a	96	4
1	An absolute change in this assumption is immaterial.

The Bank recognized the following amounts on the Consolidated Balance Sheet.

Amounts Recognized in the Consolidated Balance Sheet
(millions of Canadian dollars)		As at
	October 31	October 31	October 31
	2017	2016	2015
Other assets
Principal pension plans	$–	$–	$95
Other pension and retirement plans	7	3	–
Other employee benefit plans[1]	6	8	9
Total other assets	13	11	104
Other liabilities
Principal pension plans	546	982	145
Principal non-pension post-retirement benefit plan	558	568	553
Other pension and retirement plans	902	971	833
Other employee benefit plans[1]	457	490	416
Total other liabilities	2,463	3,011	1,947
Net amount recognized	$(2,450)	$(3,000)	$(1,843)
1	Consists of other defined benefit pension and other post-employment benefit plans operated by the Bank and its subsidiaries that are not considered material for disclosure purposes.

The Bank recognized the following amounts in the Consolidated Statement of Other Comprehensive Income.

Amounts Recognized in the Consolidated Statement of Other Comprehensive Income[1]
(millions of Canadian dollars)	For the years ended
	October 31	October 31	October 31
	2017	2016	2015
Actuarial gains (losses) recognized in Other Comprehensive Income
Principal pension plans	$333	$(980)	$490
Principal non-pension post-retirement benefit plan	27	7	33
Other pension and retirement plans	72	(193)	1
Other employee benefit plans[2]	22	(56)	23
Total actuarial gains (losses) recognized in Other Comprehensive Income	$454	$(1,222)	$547
1	Amounts are presented on pre-tax basis.
2	Consists of other defined benefit pension and other post-employment benefit plans operated by the Bank and its subsidiaries that are not considered material for disclosure purposes.

TD BANK GROUP • 2017 FINANCIAL STATEMENTS & NOTES	Page 69

NOTE 25: INCOME TAXES

The provision for (recovery of) income taxes is comprised of the following:

Provision for (Recovery of) Income Taxes
(millions of Canadian dollars)	For the years ended October 31
	2017	2016	2015
Provision for income taxes – Consolidated Statement of Income
Current income taxes
Provision for (recovery of) income taxes for the current period	$2,073	$2,106	$1,881
Adjustments in respect of prior years and other	5	(66)	(6)
Total current income taxes	2,078	2,040	1,875
Deferred income taxes
Provision for (recovery of) deferred income taxes related to the origination
and reversal of temporary differences	215	50	(372)
Effect of changes in tax rates	13	2	(1)
Provision for (recovery of) income taxes due to recognition of previously unrecognized deductible
temporary differences and unrecognized tax losses of a prior period	–	–	8
Adjustments in respect of prior years and other	(53)	51	13
Total deferred income taxes	175	103	(352)
Total provision for income taxes – Consolidated Statement of Income	2,253	2,143	1,523
Provision for (recovery of) income taxes – Statement of Other Comprehensive Income
Current income taxes	244	51	(1,279)
Deferred income taxes	(755)	(229)	414
	(511)	(178)	(865)
Income taxes – other non-income related items including business combinations and other adjustments
Current income taxes	29	26	14
Deferred income taxes	–	(5)	51
	29	21	65
Total provision for (recovery of) income taxes	1,771	1,986	723
Current income taxes
Federal	1,115	1,003	53
Provincial	797	693	61
Foreign	439	421	496
	2,351	2,117	610
Deferred income taxes
Federal	(233)	(171)	220
Provincial	(156)	(116)	134
Foreign	(191)	156	(241)
	(580)	(131)	113
Total provision for (recovery of) income taxes	$1,771	$1,986	$723

Reconciliation to Statutory Income Tax Rate
(millions of Canadian dollars, except as noted)		2017		2016		2015
Income taxes at Canadian statutory income tax rate	$3,262	26.5%	$2,819	26.5%	$2,409	26.3%
Increase (decrease) resulting from:
Dividends received	(498)	(4.0)	(233)	(2.2)	(319)	(3.5)
Rate differentials on international operations	(515)	(4.2)	(439)	(4.1)	(556)	(6.1)
Other – net	4	–	(4)	(0.1)	(11)	(0.1)
Provision for income taxes and effective income tax rate	$2,253	18.3%	$2,143	20.1%	$1,523	16.6%

During the year ended October 31, 2017, the Canada Revenue Agency (CRA) reassessed the Bank approximately $151 million and $189 million of additional income tax and interest in respect of the 2011 and 2012 taxation years, respectively. The CRA is denying certain dividend deductions claimed by the Bank. The Bank expects the CRA to reassess subsequent years on the same basis and that Alberta and Québec will also reassess all open years. The Bank is of the view that its tax filing positions were appropriate and intends to challenge all reassessments.

TD BANK GROUP • 2017 FINANCIAL STATEMENTS & NOTES	Page 70

Deferred tax assets and liabilities comprise of the following:

Deferred Tax Assets and Liabilities
(millions of Canadian dollars)	As at
	October 31	October 31
	2017	2016
Deferred tax assets
Allowance for credit losses	$924	$865
Land, buildings, equipment, and other depreciable assets	–	29
Deferred (income) expense	83	31
Trading loans	90	114
Employee benefits	814	841
Pensions	269	424
Losses available for carry forward	131	154
Tax credits	22	165
Securities	215	–
Other	144	346
Total deferred tax assets	2,692	2,969
Deferred tax liabilities
Land, buildings, equipment, and other depreciable assets	7	–
Securities	–	793
Intangibles	244	331
Goodwill	122	106
Total deferred tax liabilities	373	1,230
Net deferred tax assets	2,319	1,739
Reflected on the Consolidated Balance Sheet as follows:
Deferred tax assets	2,497	2,084
Deferred tax liabilities[1]	178	345
Net deferred tax assets	$2,319	$1,739
1	Included in Other liabilities on the Consolidated Balance Sheet.

The movement in the net deferred tax asset for the years ended October 31 was as follows:

Deferred Income Tax Expense (Recovery)
(millions of Canadian dollars)	2017				2016
	Consolidated	Other	Business		Consolidated	Other	Business
	statement of	comprehensive	combinations		statement of	comprehensive	combinations
	income	income	and other	Total	income	income	and other	Total
Deferred income tax expense
(recovery)
Allowance for credit losses	$(59)	$–	$–	$(59)	$(128)	$–	$–	$(128)
Land, buildings, equipment,
and other depreciable assets	36	–	–	36	(10)	–	–	(10)
Deferred (income) expense	(52)	–	–	(52)	34	–	–	34
Trading loans	24	–	–	24	10	–	–	10
Pensions	27	128	–	155	30	(340)	–	(310)
Employee benefits	20	7	–	27	(132)	5	–	(127)
Losses available for carry
forward	23	–	–	23	106	–	–	106
Tax credits	143	–	–	143	234	–	–	234
Other deferred tax assets	202	–	–	202	(19)	–	(5)	(24)
Securities	(118)	(890)	–	(1,008)	23	106	–	129
Intangible assets	(87)	–	–	(87)	(73)	–	–	(73)
Goodwill	16	–	–	16	28	–	–	28
Total deferred income tax
expense (recovery)	$175	$(755)	$–	$(580)	$103	$(229)	$(5)	$(131)

The amount of temporary differences, unused tax losses, and unused tax credits for which no Deferred tax asset is recognized on the Consolidated Balance Sheet was $633 million as at October 31, 2017 (October 31, 2016 – $884 million), of which $2 million (October 31, 2016 – $8 million) is scheduled to expire within five years.

Certain taxable temporary differences associated with the Bank's investments in subsidiaries, branches and associates, and interests in joint ventures did not result in the recognition of deferred tax liabilities as at October 31, 2017. The total amount of these temporary differences was $55 billion as at October 31, 2017 (October 31, 2016 – $51 billion).

NOTE 26: EARNINGS PER SHARE

Basic earnings per share is calculated by dividing net income attributable to common shareholders by the weighted-average number of common shares outstanding for the period.

Diluted earnings per share is calculated using the same method as basic earnings per share except that certain adjustments are made to net income attributable to common shareholders and the weighted-average number of shares outstanding for the effects of all dilutive potential common shares that are assumed to be issued by the Bank.

TD BANK GROUP • 2017 FINANCIAL STATEMENTS & NOTES	Page 71

The following table presents the Bank's basic and diluted earnings per share for the years ended October 31.

Basic and Diluted Earnings Per Share
(millions of Canadian dollars, except as noted)	For the years ended October 31
	2017	2016	2015
Basic earnings per share
Net income attributable to common shareholders	$10,203	$8,680	$7,813
Weighted-average number of common shares outstanding (millions)	1,850.6	1,853.4	1,849.2
Basic earnings per share (Canadian dollars)	$5.51	$4.68	$4.22
Diluted earnings per share
Net income attributable to common shareholders	$10,203	$8,680	$7,813
Net income available to common shareholders including impact of dilutive securities	10,203	8,680	7,813
Weighted-average number of common shares outstanding (millions)	1,850.6	1,853.4	1,849.2
Effect of dilutive securities
Stock options potentially exercisable (millions)[1]	4.2	3.4	4.9
Weighted-average number of common shares outstanding – diluted (millions)	1,854.8	1,856.8	1,854.1
Diluted earnings per share (Canadian dollars)[1]	$5.50	$4.67	$4.21
1	For the years ended October 31, 2017, October 31, 2016, and October 31, 2015, no outstanding options were excluded from the computation of diluted earnings per share.

NOTE 27: PROVISIONS, CONTINGENT LIABILITIES, COMMITMENTS, GUARANTEES, PLEDGED ASSETS, AND COLLATERAL

PROVISIONS

The following table summarizes the Bank's provisions.

Provisions
(millions of Canadian dollars)
		Litigation and
	Restructuring[1]	Other	Total
Balance as at November 1, 2016	$198	$327	$525
Additions	25	152	177
Amounts used	(79)	(108)	(187)
Release of unused amounts	(23)	(33)	(56)
Foreign currency translation adjustments and other	(4)	(6)	(10)
Balance as at October 31, 2017, before allowance for
credit losses for off-balance sheet instruments	$117	$332	$449
Add: allowance for credit losses for off-balance sheet instruments[2]			567
Balance as at October 31, 2017			$1,016
1	Includes provisions for onerous lease contracts.
2	Refer to Note 8 for further details.

LITIGATION

In the ordinary course of business, the Bank and its subsidiaries are involved in various legal and regulatory actions. The Bank establishes legal provisions when it becomes probable that the Bank will incur a loss and the amount can be reliably estimated. The Bank also estimates the aggregate range of reasonably possible losses (RPL) in its legal and regulatory actions (that is, those which are neither probable nor remote), in excess of provisions. As at October 31, 2017, the Bank's RPL is from zero to approximately $559 million. The Bank's provisions and RPL represent the Bank's best estimates based upon currently available information for actions for which estimates can be made, but there are a number of factors that could cause the Bank's provisions and/or RPL to be significantly different from its actual or reasonably possible losses. For example, the Bank’s estimates involve significant judgment due to the varying stages of the proceedings, the existence of multiple defendants in many proceedings whose share of liability has yet to be determined, the numerous yet-unresolved issues in many of the proceedings, some of which are beyond the Bank’s control and/or involve novel legal theories and interpretations, the attendant uncertainty of the various potential outcomes of such proceedings, and the fact that the underlying matters will change from time to time. In addition, some actions seek very large or indeterminate damages.

In management’s opinion, based on its current knowledge and after consultation with counsel, the ultimate disposition of these actions, individually or in the aggregate, will not have a material adverse effect on the consolidated financial condition or the consolidated cash flows of the Bank. However, because of the factors listed above, as well as other uncertainties inherent in litigation and regulatory matters, there is a possibility that the ultimate resolution of legal or regulatory actions may be material to the Bank’s consolidated results of operations for any particular reporting period.

Stanford Litigation ─ The Toronto-Dominion Bank was named as a defendant in Rotstain v. Trustmark National Bank, et al., a putative class action lawsuit in the United States District Court for the Northern District of Texas related to a US$7.2 billion Ponzi scheme perpetrated by R. Allen Stanford, the owner of Stanford International Bank, Limited (SIBL), an offshore bank based in Antigua. Plaintiffs purport to represent a class of investors in SIBL-issued certificates of deposit. The Bank provided certain correspondent banking services to SIBL. Plaintiffs allege that the Bank and four other banks aided and abetted or conspired with Mr. Stanford to commit fraud and that the bank defendants received fraudulent transfers from SIBL by collecting fees for providing certain services.

The Official Stanford Investors Committee (OSIC), a court-approved committee representing investors, received permission to intervene in the lawsuit and has brought similar claims against all the bank defendants.

The court denied in part and granted in part The Toronto-Dominion Bank’s motion to dismiss the lawsuit on April 21, 2015. The court also entered a class certification scheduling order requiring the parties to conduct discovery and submit briefing regarding class certification. The class certification motion was fully submitted on October 26, 2015. The class plaintiffs filed an amended complaint asserting certain additional state law claims against the Bank on June 23, 2015. The Bank's motion to dismiss the newly amended complaint in its entirety was fully submitted on August 18, 2015. On April 22, 2016, the Bank filed a motion to reconsider the court's April 2015 dismissal decision with respect to certain claims by OSIC under the Texas Uniform Fraudulent Transfer Act based on an intervening change in the law announced by the Texas Supreme Court on April 1, 2016. On July 28, 2016, the court issued a decision denying defendants’ motions to dismiss the class plaintiffs’ complaint and to reconsider with respect to OSIC’s complaint. TD filed its answer to the class plaintiffs' complaint on August 26, 2016. OSIC filed an amended intervenor complaint against the Bank on November 4, 2016 and the Bank filed its answer to this amended complaint on December 19, 2016.

TD BANK GROUP • 2017 FINANCIAL STATEMENTS & NOTES	Page 72

On November 7, 2017, the Court issued a decision denying the class certification motion. The court found that the plaintiffs failed to show that common issues of fact would predominate given the varying sales presentations they allegedly received.

The Toronto-Dominion Bank is also a defendant in two cases filed in the Ontario Superior Court of Justice: (1) Wide & Dickson v. The Toronto-Dominion Bank, an action filed by the Joint Liquidators of SIBL appointed by the Eastern Caribbean Supreme Court, and (2) Dynasty Furniture Manufacturing Ltd., et al. v. The Toronto-Dominion Bank, an action filed by five investors in certificates of deposits sold by Stanford. The suits assert that the Bank acted negligently and provided knowing assistance to SIBL’s fraud. The court denied the Bank's motion for summary judgment in the Joint Liquidators case to dismiss the action based on the applicable statute of limitations on November 9, 2015, and designated the limitations issues to be addressed as part of a future trial on the merits. The two cases filed in the Ontario Superior Court of Justice are being managed jointly, and discovery is ongoing.

Overdraft Litigation ─ TD Bank, N.A. was originally named as a defendant in six putative nationwide class actions challenging the manner in which it calculates and collects overdraft fees. The actions were transferred to the United States District Court for the Southern District of Florida and have now been dismissed or settled. Settlement payments were made to class members in June 2013, October 2014, and September 2016. The Court issued an order in August 2016 stating that the third distribution marks the completion of the payments required by TD Bank, N.A., and TD Bank, N.A. has no obligation to oversee or monitor any remaining funds.

TD Bank, N.A. was named as a defendant in eleven putative nationwide class actions challenging the overdraft practices of TD Bank, N.A. from August 16, 2010 to the present and the overdraft practices of Carolina First Bank prior to its merger into TD Bank, N.A. in September 2010.

These actions have been consolidated for pretrial proceedings as MDL 2613 in the United States District Court for the District of South Carolina: In re TD Bank, N.A. Debit Card Overdraft Fee Litigation, No. 6:15-MN-02613 (D.S.C.). On December 10, 2015, TD Bank, N.A.'s motion to dismiss the consolidated class action was granted in part and denied in part. Discovery, briefing, and a hearing on class certification were complete as of May 24, 2017. On January 5, 2017, TD Bank, N.A. was named as a defendant in a twelfth class action complaint challenging an overdraft practice that is already the subject of the consolidated amended class action complaint. This action has been consolidated into MDL 2613, and TD Bank, N.A. has moved to dismiss the claims.

Credit Card Fees ─ Between 2011 and 2013, seven proposed class actions were commenced in British Columbia, Alberta, Saskatchewan, Ontario, and Québec: Coburn and Watson's Metropolitan Home v. Bank of America Corporation, et al.; 1023916 Alberta Ltd. v. Bank of America Corporation, et al.; Macaronies Hair Club v. BOFA Canada Bank, et al.; The Crown & Hand Pub Ltd. v. Bank of America Corporation, et al.; Hello Baby Equipment Inc. v. BOFA Canada Bank, et al.; Bancroft-Snell, et al. v. Visa Canada Corporation, et al.; and 9085-4886 Quebec Inc. v. Visa Canada Corporation, et al. The defendants in each action are Visa Canada Corporation (Visa) and MasterCard International Incorporated (MasterCard) (collectively, the "Networks"), along with TD and several other financial institutions. The plaintiff class members are Canadian merchants who accept payment for products and services by Visa and/or MasterCard. While there is some variance, in most of the actions it is alleged that, from March 2001 to the present, the Networks conspired with their issuing banks and acquirers to fix excessive fees and that certain rules have the effect of increasing the merchant fees. The five actions that remain include claims of civil conspiracy, breach of the Competition Act, interference with economic relations, and unjust enrichment. Plaintiffs seek general and punitive damages. In the lead case proceeding in British Columbia, the decision to partially certify the action as a class proceeding was released on March 27, 2014. The certification decision was appealed by both plaintiff class representatives and defendants. The appeal hearing took place in December 2014 and the decision was released on August 19, 2015. While both the plaintiffs and defendants succeeded in part on their respective appeals, the class period for the plaintiffs' key claims was shortened significantly. At a hearing in October 2016, the plaintiffs sought to amend their claims to reinstate the extended class period. The plaintiffs' motion to amend their claims to reinstate the extended class period was denied by the motions judge and subsequently by the B.C. Court of Appeal. The plaintiffs have sought leave to appeal to the Supreme Court of Canada. The trial of the British Columbia action is scheduled to proceed in September 2018. In Québec, the motion for authorization is scheduled to proceed on November 6-7, 2017.

COMMITMENTS

Credit-related Arrangements

In the normal course of business, the Bank enters into various commitments and contingent liability contracts. The primary purpose of these contracts is to make funds available for the financing needs of customers. The Bank's policy for requiring collateral security with respect to these contracts and the types of collateral security held is generally the same as for loans made by the Bank.

Financial and performance standby letters of credit represent irrevocable assurances that the Bank will make payments in the event that a customer cannot meet its obligations to third parties and they carry the same credit risk, recourse and collateral security requirements as loans extended to customers. Refer to the Guarantees section in this Note for further details.

Documentary and commercial letters of credit are instruments issued on behalf of a customer authorizing a third party to draw drafts on the Bank up to a certain amount subject to specific terms and conditions. The Bank is at risk for any drafts drawn that are not ultimately settled by the customer, and the amounts are collateralized by the assets to which they relate.

Commitments to extend credit represent unutilized portions of authorizations to extend credit in the form of loans and customers' liability under acceptances. A discussion on the types of liquidity facilities the Bank provides to its securitization conduits is included in Note 10.

The values of credit instruments reported as follows represent the maximum amount of additional credit that the Bank could be obligated to extend should contracts be fully utilized.

Credit Instruments
(millions of Canadian dollars)		As at
	October 31	October 31
	2017	2016
Financial and performance standby letters of credit	$23,723	$22,747
Documentary and commercial letters of credit	198	436
Commitments to extend credit[1]
Original term to maturity of one year or less	41,587	41,096
Original term to maturity of more than one year	115,692	106,274
Total	$181,200	$170,553
1	Commitments to extend credit exclude personal lines of credit and credit card lines, which are unconditionally cancellable at the Bank's discretion at any time.
TD BANK GROUP • 2017 FINANCIAL STATEMENTS & NOTES	Page 73

In addition, as at October 31, 2017, the Bank is committed to fund $123 million (October 31, 2016 – $131 million) of private equity investments.

Long-term Commitments or Leases

The Bank has obligations under long-term non-cancellable leases for premises and equipment. Future minimum operating lease commitments for premises and for equipment, where the annual rental is in excess of $100 thousand, is estimated at $939 million for 2018; $881 million for 2019; $788 million for 2020, $704 million for 2021, $623 million for 2022, and $3,505 million for 2023, and thereafter.

Future minimum finance lease commitments where the annual payment is in excess of $100 thousand, is estimated at $28 million for 2018; $26 million for 2019; $12 million for 2020, $8 million for 2021, $5 million for 2022, and $10 million for 2023, and thereafter.

The premises and equipment net rental expense, included under Non-interest expenses in the Consolidated Statement of Income, was $1.1 billion for the year ended October 31, 2017 (October 31, 2016 – $1.1 billion; October 31, 2015 – $1.1 billion).

PLEDGED ASSETS AND COLLATERAL

In the ordinary course of business, securities and other assets are pledged against liabilities or contingent liabilities, including repurchase agreements, securitization liabilities, covered bonds, obligations related to securities sold short, and securities borrowing transactions. Assets are also deposited for the purposes of participation in clearing and payment systems and depositories or to have access to the facilities of central banks in foreign jurisdictions, or as security for contract settlements with derivative exchanges or other derivative counterparties.

Details of assets pledged against liabilities and collateral assets held or repledged are shown in the following table:

Sources and Uses of Pledged Assets and Collateral[1]
(millions of Canadian dollars)		As at
	October 31	October 31
	2017	2016
Sources of pledged assets and collateral
Bank assets
Cash and due from banks	$442	$187
Interest-bearing deposits with banks	3,329	6,106
Loans	77,107	76,150
Securities	74,706	64,843
Other assets	635	751
	156,219	148,037
Third-party assets[2]
Collateral received and available for sale or repledging	216,252	152,440
Less: Collateral not repledged	(61,467)	(48,034)
	154,785	104,406
	311,004	252,443
Uses of pledged assets and collateral[3]
Derivatives	8,340	12,595
Obligations related to securities sold under repurchase agreements	94,945	63,223
Securities borrowing and lending	61,856	39,194
Obligations related to securities sold short	35,281	30,301
Securitization	35,147	34,601
Covered bond	30,273	28,668
Clearing systems, payment systems, and depositories	5,686	4,521
Foreign governments and central banks	1,222	1,480
Other	38,254	37,860
Total	$311,004	$252,443
1	Certain comparative amounts have been restated to conform with the presentation adopted in the current period.
2	Includes collateral received from reverse repurchase agreements, securities borrowing, margin loans, and other client activity.
3	Includes $39.3 billion of on-balance sheet assets that the Bank has pledged and that the counterparty can subsequently repledge as at October 31, 2017 (October 31, 2016 – $30.4 billion).

ASSETS SOLD WITH RECOURSE

In connection with its securitization activities, the Bank typically makes customary representations and warranties about the underlying assets which may result in an obligation to repurchase the assets. These representations and warranties attest that the Bank, as the seller, has executed the sale of assets in good faith, and in compliance with relevant laws and contractual requirements. In the event that they do not meet these criteria, the loans may be required to be repurchased by the Bank.

GUARANTEES

The following types of transactions represent the principal guarantees that the Bank has entered into.

Assets Sold With Contingent Repurchase Obligations

The Bank sells mortgage loans, which it continues to service, to the TD Mortgage Fund (the "Fund"), a mutual fund managed by the Bank. As part of its responsibilities, the Bank has an obligation to repurchase mortgage loans when they default or if the Fund experiences a liquidity event such that it does not have sufficient cash to honour unit-holder redemptions. On April 22, 2016, the Fund was discontinued and merged with another mutual fund managed by the Bank. The mortgages held by the Fund were not merged into the other mutual fund and as a result of the Fund's discontinuation, the mortgages were repurchased from the Fund at a fair value of $155 million. Prior to the discontinuation of the Fund, during the year ended October 31, 2016, the fair value of the mortgages repurchased from the Fund as a result of a liquidity event was $21 million (twelve months ended October 31, 2015 – $29 million). For further details on the Bank's involvement with the Fund, refer to Note 10.

TD BANK GROUP • 2017 FINANCIAL STATEMENTS & NOTES	Page 74

Credit Enhancements

The Bank guarantees payments to counterparties in the event that third party credit enhancements supporting asset pools are insufficient.

Indemnification Agreements

In the normal course of operations, the Bank provides indemnification agreements to various counterparties in transactions such as service agreements, leasing transactions, and agreements relating to acquisitions and dispositions. Under these agreements, the Bank is required to compensate counterparties for costs incurred as a result of various contingencies such as changes in laws and regulations and litigation claims. The nature of certain indemnification agreements prevent the Bank from making a reasonable estimate of the maximum potential amount that the Bank would be required to pay such counterparties.

The Bank also indemnifies directors, officers and other persons, to the extent permitted by law, against certain claims that may be made against them as a result of their services to the Bank or, at the Bank's request, to another entity.

The following table summarizes as at October 31, the maximum potential amount of future payments that could be made under guarantees without consideration of possible recoveries under recourse provisions or from collateral held or pledged.

Maximum Potential Amount of Future Payments
(millions of Canadian dollars)		As at
	October 31	October 31
	2017	2016
Financial and performance standby letters of credit	$23,723	$22,747
Assets sold with contingent repurchase obligations	15	39
Total	$23,738	$22,786

NOTE 28: RELATED PARTY TRANSACTIONS

Parties are considered to be related if one party has the ability to directly or indirectly control the other party or exercise significant influence over the other party in making financial or operational decisions. The Bank's related parties include key management personnel, their close family members and their related entities, subsidiaries, associates, joint ventures, and post-employment benefit plans for the Bank's employees.

TRANSACTIONS WITH KEY MANAGEMENT PERSONNEL, THEIR CLOSE FAMILY MEMBERS, AND THEIR RELATED ENTITIES

Key management personnel are those persons having authority and responsibility for planning, directing, and controlling the activities of the Bank, directly or indirectly. The Bank considers certain of its officers and directors to be key management personnel. The Bank makes loans to its key management personnel, their close family members, and their related entities on market terms and conditions with the exception of banking products and services for key management personnel, which are subject to approved policy guidelines that govern all employees.

As at October 31, 2017, $180 million (October 31, 2016 – $231 million) of related party loans were outstanding from key management personnel, their close family members, and their related entities.

COMPENSATION

The remuneration of key management personnel was as follows:

Compensation
(millions of Canadian dollars)	For the years ended October 31
	2017	2016	2015
Short-term employee benefits	$33	$25	$22
Post-employment benefits	3	3	3
Share-based payments	32	32	31
Total	$68	$60	$56

In addition, the Bank offers deferred share and other plans to non-employee directors, executives, and certain other key employees. Refer to Note 23 for further details.

In the ordinary course of business, the Bank also provides various banking services to associated and other related corporations on terms similar to those offered to non-related parties.

TRANSACTIONS WITH SUBSIDIARIES, TD AMERITRADE, AND SYMCOR INC.

Transactions between the Bank and its subsidiaries meet the definition of related party transactions. If these transactions are eliminated on consolidation, they are not disclosed as related party transactions.

Transactions between the Bank, TD Ameritrade, and Symcor Inc. (Symcor) also qualify as related party transactions. There were no significant transactions between the Bank, TD Ameritrade, and Symcor during the year ended October 31, 2017, other than as described in the following sections and in Note 12.

TD BANK GROUP • 2017 FINANCIAL STATEMENTS & NOTES	Page 75

Other Transactions with TD Ameritrade and Symcor

(1) TRANSACTIONS WITH TD AMERITRADE HOLDING CORPORATION

The Bank is party to an insured deposit account (IDA) agreement with TD Ameritrade, pursuant to which the Bank makes available to clients of TD Ameritrade and Scottrade, FDIC-insured money market deposit accounts as either designated sweep vehicles or as non-sweep deposit accounts. TD Ameritrade provides marketing and support services with respect to the IDA. The Bank paid $1.5 billion during the year ended October 31, 2017 (October 31, 2016 – $1.2 billion; October 31, 2015 – $1.1 billion) to TD Ameritrade related to deposit accounts. The amount paid by the Bank is based on the average insured deposit balance of $124 billion for the year ended October 31, 2017 (October 31, 2016 – $112 billion; October 31, 2015 – $95 billion) with a portion of the amount tied to the actual yield earned by the Bank on the investments, less the actual interest paid to clients of TD Ameritrade and Scottrade, and the balance tied to an agreed rate of return. The Bank earns a servicing fee of 25 basis points (bps) on the aggregate average daily balance in the sweep accounts (subject to adjustment based on a specified formula).

As at October 31, 2017, amounts receivable from TD Ameritrade were $68 million (October 31, 2016 – $72 million). As at October 31, 2017, amounts payable to TD Ameritrade were $167 million (October 31, 2016 – $141 million).

(2) TRANSACTIONS WITH SYMCOR

The Bank has one-third ownership in Symcor, a Canadian provider of business process outsourcing services offering a diverse portfolio of integrated solutions in item processing, statement processing and production, and cash management services. The Bank accounts for Symcor's results using the equity method of accounting. During the year ended October 31, 2017, the Bank paid $93 million (October 31, 2016 – $97 million; October 31, 2015 – $124 million) for these services. As at October 31, 2017, the amount payable to Symcor was $15 million (October 31, 2016 – $16 million).

The Bank and two other shareholder banks have also provided a $100 million unsecured loan facility to Symcor which was undrawn as at October 31, 2017, and October 31, 2016.

NOTE 29: SEGMENTED INFORMATION

For management reporting purposes, the Bank reports its results under three key business segments: Canadian Retail, which includes the results of the Canadian personal and commercial banking businesses, Canadian credit cards, TD Auto Finance Canada, and Canadian wealth and insurance businesses; U.S. Retail, which includes the results of the U.S. personal and business banking operations, U.S. credit cards, TD Auto Finance U.S., U.S. wealth business and the Bank's investment in TD Ameritrade; and Wholesale Banking. The Bank's other activities are grouped into the Corporate segment.

Canadian Retail is comprised of Canadian personal and commercial banking, which provides financial products and services to personal, small business, and commercial customers, TD Auto Finance Canada, the Canadian credit card business, the Canadian wealth business, which provides investment products and services to institutional and retail investors, and the insurance business. U.S. Retail is comprised of the personal and business banking operations in the U.S. operating under the brand TD Bank, America's Most Convenient Bank®, primarily in the Northeast and Mid-Atlantic regions and Florida, and the U.S. wealth business, including Epoch and the Bank's equity investment in TD Ameritrade. Wholesale banking provides a wide range of capital markets, investment banking, and corporate banking products and services, including underwriting and distribution of new debt and equity issues, providing advice on strategic acquisitions and divestitures, and meeting the daily trading, funding, and investment needs of the Bank's clients. The Bank's other activities are grouped into the Corporate segment. The Corporate segment includes the effects of certain asset securitization programs, treasury management, the collectively assessed allowance for incurred but not identified credit losses in Canadian Retail and Wholesale Banking, elimination of taxable equivalent adjustments and other management reclassifications, corporate level tax items, and residual unallocated revenue and expenses.

The results of each business segment reflect revenue, expenses and assets generated by the businesses in that segment. Due to the complexity of the Bank, its management reporting model uses various estimates, assumptions, allocations and risk-based methodologies for funds transfer pricing, inter-segment revenue, income tax rates, capital, indirect expenses and cost transfers to measure business segment results. The basis of allocation and methodologies are reviewed periodically to align with management’s evaluation of the Bank’s business segments. Transfer pricing of funds is generally applied at market rates. Inter-segment revenue is negotiated between each business segment and approximates the fair value of the services provided. Income tax provision or recovery is generally applied to each segment based on a statutory tax rate and may be adjusted for items and activities unique to each segment. Amortization of intangibles acquired as a result of business combinations is included in the Corporate segment. Accordingly, net income for business segments is presented before amortization of these intangibles.

Net interest income within Wholesale Banking is calculated on a taxable equivalent basis (TEB), which means that the value of non-taxable or tax-exempt income, including dividends, is adjusted to its equivalent before-tax value. Using TEB allows the Bank to measure income from all securities and loans consistently and makes for a more meaningful comparison of net interest income with similar institutions. The TEB adjustment reflected in Wholesale Banking is reversed in the Corporate segment.

The Bank purchases CDS to hedge the credit risk in Wholesale Banking's corporate lending portfolio. These CDS do not qualify for hedge accounting treatment and are measured at fair value with changes in fair value recognized in current period's earnings. The related loans are accounted for at amortized cost. Management believes that this asymmetry in the accounting treatment between CDS and loans would result in periodic profit and loss volatility which is not indicative of the economics of the corporate loan portfolio or the underlying business performance in Wholesale Banking. As a result, these CDS are accounted for on an accrual basis in Wholesale Banking and the gains and losses on these CDS, in excess of the accrued cost, are reported in the Corporate segment.

The Bank reclassified certain debt securities from trading to the available-for-sale category effective August 1, 2008. As part of the Bank's trading strategy, these debt securities are economically hedged, primarily with CDS and interest rate swap contracts. These derivatives are not eligible for reclassification and are recorded on a fair value basis with changes in fair value recorded in the period's earnings. Effective February 1, 2017, the total gains and losses as a result of changes in fair value of the CDS and interest rate swap contracts hedging the reclassified available-for-sale securities portfolio are recorded in Wholesale Banking. Previously, these derivatives were accounted for on an accrual basis in the Wholesale Banking segment and the gains and losses related to the derivatives, in excess of the accrued costs were reported in the Corporate segment.

TD BANK GROUP • 2017 FINANCIAL STATEMENTS & NOTES	Page 76

The following table summarizes the segment results for the years ended October 31.

Results by Business Segment[1]
(millions of Canadian dollars)	For the years ended October 31
					2017
	Canadian	U.S.	Wholesale
	Retail	Retail	Banking[2,3]	Corporate[2,3]	Total
Net interest income (loss)	$10,611	$7,486	$1,804	$946	$20,847
Non-interest income (loss)	10,451	2,735	1,467	649	15,302
Total revenue[4]	21,062	10,221	3,271	1,595	36,149
Provision for (recovery of) credit losses	986	792	(28)	466	2,216
Insurance claims and related expenses	2,246	–	–	–	2,246
Non-interest expenses	8,934	5,878	1,929	2,625	19,366
Income (loss) before income taxes	8,896	3,551	1,370	(1,496)	12,321
Provision for (recovery of) income taxes	2,371	671	331	(1,120)	2,253
Equity in net income of an investment in
TD Ameritrade	–	442	–	7	449
Net income (loss)	$6,525	$3,322	$1,039	$(369)	$10,517

Total assets as at October 31	$404,444	$403,937	$406,138	$64,476	$1,278,995

					2016
Net interest income (loss)	$9,979	$7,093	$1,685	$1,166	$19,923
Non-interest income (loss)	10,230	2,366	1,345	451	14,392
Total revenue	20,209	9,459	3,030	1,617	34,315
Provision for (recovery of) credit losses	1,011	744	74	501	2,330
Insurance claims and related expenses	2,462	–	–	–	2,462
Non-interest expenses	8,557	5,693	1,739	2,888	18,877
Income (loss) before income taxes	8,179	3,022	1,217	(1,772)	10,646
Provision for (recovery of) income taxes	2,191	498	297	(843)	2,143
Equity in net income of an investment in
TD Ameritrade	–	435	–	(2)	433
Net income (loss)	$5,988	$2,959	$920	$(931)	$8,936

Total assets as at October 31	$383,011	$388,749	$342,478	$62,729	$1,176,967

					2015
Net interest income (loss)	$9,781	$6,131	$2,295	$517	$18,724
Non-interest income (loss)	9,904	2,098	631	69	12,702
Total revenue	19,685	8,229	2,926	586	31,426
Provision for (recovery of) credit losses	887	535	18	243	1,683
Insurance claims and related expenses	2,500	–	–	–	2,500
Non-interest expenses	8,407	5,188	1,701	2,777	18,073
Income (loss) before income taxes	7,891	2,506	1,207	(2,434)	9,170
Provision for (recovery of) income taxes	1,953	394	334	(1,158)	1,523
Equity in net income of an investment in
TD Ameritrade	–	376	–	1	377
Net income (loss)	$5,938	$2,488	$873	$(1,275)	$8,024

Total assets as at October 31	$360,100	$347,249	$343,485	$53,539	$1,104,373
1	The presentation of the U.S. strategic cards portfolio revenues, provision for credit losses, and expenses in the U.S. Retail segment includes only the Bank's agreed portion of the U.S. strategic cards portfolio, while the Corporate segment includes the retailer program partners' share.
2	Net interest income within Wholesale Banking is calculated on a taxable equivalent basis. The TEB adjustment reflected in Wholesale Banking is reversed in the Corporate segment.
3	Effective February 1, 2017, the total gains and losses as a result of changes in fair value of the credit default swap (CDS) and interest rate swap contracts hedging the reclassified available-for-sale securities portfolio are recorded in Wholesale Banking. Previously, these derivatives were accounted for on an accrual basis in Wholesale Banking and the gains and losses related to the derivatives, in excess of the accrued costs were reported in Corporate Segment.
4	Effective fiscal 2017, the impact from certain treasury and balance sheet management activities relating to the U.S. Retail segment is recorded in the Corporate segment.

TD BANK GROUP • 2017 FINANCIAL STATEMENTS & NOTES	Page 77

RESULTS BY GEOGRAPHY

For reporting of geographic results, segments are grouped into Canada, United States, and Other international. Transactions are primarily recorded in the location responsible for recording the revenue or assets. This location frequently corresponds with the location of the legal entity through which the business is conducted and the location of the customer.

(millions of Canadian dollars)	For the years ended October 31			As at October 31
			2017	2017
		Income before
	Total revenue	income taxes	Net income	Total assets
Canada	$20,862	$7,250	$5,660	$648,924
United States	13,371	3,677	3,075	515,478
Other international	1,916	1,394	1,782	114,593
Total	$36,149	$12,321	$10,517	$1,278,995

			2016	2016
Canada	$20,374	$6,760	$5,133	$632,215
United States	12,217	2,873	2,436	462,330
Other international	1,724	1,013	1,367	82,422
Total	$34,315	$10,646	$8,936	$1,176,967

			2015	2015
Canada	$20,224	$6,625	$5,361	$623,061
United States	10,140	2,040	1,802	417,186
Other international	1,062	505	861	64,126
Total	$31,426	$9,170	$8,024	$1,104,373

NOTE 30: INTEREST RATE RISK

The Bank earns and pays interest on certain assets and liabilities. To the extent that the assets and liabilities mature or reprice at different points in time, the Bank is exposed to interest rate risk. The following table details the balances of interest-rate sensitive assets and liabilities by the earlier of the maturity or repricing date. Contractual repricing dates may be adjusted according to management's estimates for prepayments or early redemptions that are independent of changes in interest rates. Certain assets and liabilities are shown as non-rate sensitive although the profile assumed for actual management may be different. Derivatives are presented in the floating rate category. The Bank's risk management policies and procedures relating to credit, market, and liquidity risks as required under IFRS 7 are outlined in the shaded sections of the "Managing Risk" section of the MD&A.

Interest Rate Risk
(millions of Canadian dollars, except as noted)								As at
							October 31, 2017
				Total	Over 1		Non-
	Floating	Within 3	3 months	within	year to	Over	interest
	rate	months	to 1 year	1 year	5 years	5 years	sensitive	Total
Assets
Cash resources and other	$25,159	$29,886	$18	$55,063	$–	$–	$93	$55,156
Trading loans, securities, and other	1,300	4,360	11,271	16,931	30,506	17,209	39,272	103,918
Financial assets designated at fair value through
profits or loss	745	836	551	2,132	1,024	766	110	4,032
Available-for-sale	282	34,637	12,277	47,196	83,467	15,224	524	146,411
Held-to-maturity	–	9,627	9,500	19,127	39,456	12,780	–	71,363
Securities purchased under reverse repurchase agreements	6,776	111,941	14,367	133,084	–	–	1,345	134,429
Loans	30,326	240,969	82,482	353,777	204,697	38,353	15,764	612,591
Other	73,493	–	–	73,493	–	–	77,602	151,095
Total assets	138,081	432,256	130,466	700,803	359,150	84,332	134,710	1,278,995
Liabilities and equity
Trading deposits	20	39,249	37,107	76,376	498	334	2,732	79,940
Other financial liabilities designated at fair value through
profit or loss	7	–	–	7	–	1	–	8
Other deposits	276,083	95,841	52,574	424,498	136,040	35,068	237,218	832,824
Securitization liabilities at fair value	–	1,122	849	1,971	7,797	2,989	–	12,757
Obligations related to securities sold short	35,482	–	–	35,482	–	–	–	35,482
Obligations related to securities sold under repurchase
agreements	1,147	81,136	4,244	86,527	–	–	2,064	88,591
Securitization liabilities at amortized cost	–	6,025	1,309	7,334	5,803	2,939	–	16,076
Subordinated notes and debentures	–	1,535	650	2,185	2,500	4,843	–	9,528
Other	68,511	–	–	68,511	–	–	60,088	128,599
Equity	–	–	250	250	4,150	350	70,440	75,190
Total liabilities and equity	381,250	224,908	96,983	703,141	156,788	46,524	372,542	1,278,995
Net position	$(243,169)	$207,348	$33,483	$(2,338)	$202,362	$37,808	$(237,832)	$–
							October 31, 2016
Total assets	$143,698	$395,620	$105,529	$644,847	$331,331	$80,255	$120,534	$1,176,967
Total liabilities and equity	398,358	155,752	93,650	647,760	150,731	42,832	335,644	1,176,967
Net position	$(254,660)	$239,868	$11,879	$(2,913)	$180,600	$37,423	$(215,110)	$–
TD BANK GROUP • 2017 FINANCIAL STATEMENTS & NOTES	Page 78

Interest Rate Risk by Category
(millions of Canadian dollars)								As at
							October 31, 2017
				Total	Over 1		Non-
	Floating	Within	3 months	within	year to	Over	interest
	Rate	3 months	to 1 year	1 year	5 years	5 years	sensitive	Total
Canadian currency	$(229,801)	$116,720	$51,293	$(61,788)	$132,913	$8,978	$(126,313)	$(46,210)
Foreign currency	(13,368)	90,628	(17,810)	59,450	69,449	28,830	(111,519)	46,210
Net position	$(243,169)	$207,348	$33,483	$(2,338)	$202,362	$37,808	$(237,832)	$–

							October 31, 2016
Canadian currency	$(226,294)	$119,905	$35,798	$(70,591)	$132,887	$5,992	$(121,817)	$(53,529)
Foreign currency	(28,366)	119,963	(23,919)	67,678	47,713	31,431	(93,293)	53,529
Net position	$(254,660)	$239,868	$11,879	$(2,913)	$180,600	$37,423	$(215,110)	$–

NOTE 31: CREDIT RISK

Concentration of credit risk exists where a number of borrowers or counterparties are engaged in similar activities, are located in the same geographic area or have comparable economic characteristics. Their ability to meet contractual obligations may be similarly affected by changing economic, political or other conditions. The Bank's portfolio could be sensitive to changing conditions in particular geographic regions.

Concentration of Credit Risk
(millions of Canadian dollars,						As at
except as noted)	Loans and customers' liability				Derivative financial
	under acceptances[1]		Credit Instruments[2,3]		instruments[4,5]
	October 31	October 31	October 31	October 31	October 31	October 31
	2017	2016	2017	2016	2017	2016
Canada[6]	66%	66%	42%	41%	29%	30%
United States[7]	33	33	55	56	26	28
United Kingdom	–	–	1	1	17	18
Europe – other	–	–	1	1	21	18
Other international	1	1	1	1	7	6
Total	100%	100%	100%	100%	100%	100%
	$629,888	$601,362	$181,200	$170,553	$53,645	$65,914
1	Of the total loans and customers' liability under acceptances, the only industry segment which equalled or exceeded 5% of the total concentration as at October 31, 2017, was: real estate 10% (October 31, 2016 – 10%).
2	As at October 31, 2017, the Bank had commitments and contingent liability contracts in the amount of $181 billion (October 31, 2016 – $171 billion). Included are commitments to extend credit totalling $157 billion (October 31, 2016 – $147 billion), of which the credit risk is dispersed as detailed in the table above.
3	Of the commitments to extend credit, industry segments which equalled or exceeded 5% of the total concentration were as follows as at October 31, 2017: financial institutions 19% (October 31, 2016 – 19%); pipelines, oil and gas 10% (October 31, 2016 – 10%); power and utilities 10% (October 31, 2016 – 9%); sundry manufacturing and wholesale 7% (October 31, 2016 – 7%); automotive 7% (October 31, 2016 – 7%); telecommunications, cable and media 6% (October 31, 2016 – 6%); professional and other services 6% (October 31, 2016 – 6%); government, public sector entities, and education 5% (October 31, 2016 – 5%); non-residential real estate development 5% (October 31, 2016 – 5%).
4	As at October 31, 2017, the current replacement cost of derivative financial instruments amounted to $54 billion (October 31, 2016 – $66 billion). Based on the location of the ultimate counterparty, the credit risk was allocated as detailed in the table above. The table excludes the fair value of exchange traded derivatives.
5	The largest concentration by counterparty type was with financial institutions (including non-banking financial institutions), which accounted for 75% of the total as at October 31, 2017 (October 31, 2016 – 75%). The second largest concentration was with governments, which accounted for 20% of the total as at October 31, 2017 (October 31, 2016 – 17%). No other industry segment exceeded 5% of the total.
6	Debt securities classified as loans were 0.4% as at October 31, 2017 (October 31, 2016 – nil), of the total loans and customers' liability under acceptances.
7	Debt securities classified as loans were 0.1% as at October 31, 2017 (October 31, 2016 – 0.2%), of the total loans and customers' liability under acceptances.
TD BANK GROUP • 2017 FINANCIAL STATEMENTS & NOTES	Page 79

The following table presents the maximum exposure to credit risk of financial instruments, before taking account of any collateral held or other credit enhancements.

Gross Maximum Credit Risk Exposure[1]
(millions of Canadian dollars)		As at
	October 31	October 31
	2017	2016
Cash and due from banks	$3,971	$3,907
Interest-bearing deposits with banks	51,185	53,714
Securities[2]
Financial assets designated at fair value through profit and loss
Government and government-insured securities	2,119	2,127
Other debt securities	1,913	2,156
Trading
Government and government-insured securities	40,012	39,699
Other debt securities	13,358	10,432
Retained interest	32	31
Available-for-sale
Government and government-insured securities	102,361	77,499
Other debt securities	41,763	27,832
Held-to-maturity
Government and government-insured securities	45,623	51,290
Other debt securities	25,740	33,105
Securities purchased under reverse purchase agreements	134,429	86,052
Derivatives[3]	70,120	75,249
Loans
Residential mortgages	221,990	217,220
Consumer instalment and other personal	156,293	143,701
Credit card	31,743	30,700
Business and government	199,503	192,622
Debt securities classified as loans	3,062	1,413
Trading loans	11,235	11,606
Customers' liability under acceptances	17,297	15,706
Amounts receivable from brokers, dealers and clients	29,971	17,436
Other assets	4,556	4,352
Total assets	1,208,276	1,097,849
Credit instruments[4]	181,200	170,553
Unconditionally cancellable commitments to extend credit
relating to personal lines of credit and credit card lines	290,123	269,912
Total credit exposure	$1,679,599	$1,538,314
1	Certain comparative amounts have been reclassified to conform with the presentation adopted in the current period.
2	Excludes equity securities.
3	The gross maximum credit exposure for derivatives is based on the credit equivalent amount less the impact of certain master netting arrangements. The amounts exclude exchange traded derivatives and non-trading credit derivatives. Refer to Note 11 for further details.
4	The balance represents the maximum amount of additional funds that the Bank could be obligated to extend should the contracts be fully utilized. The actual maximum exposure may differ from the amount reported above. Refer to Note 27 for further details.

TD BANK GROUP • 2017 FINANCIAL STATEMENTS & NOTES	Page 80

Credit Quality of Financial Assets

The following table provides the on and off-balance sheet exposures by risk-weight for certain financial assets that are subject to the Standardized Approach to credit risk. Under the Standardized Approach, assets receive an OSFI-prescribed risk-weight based on factors including counterparty type, product type, collateral, and external credit assessments. These assets relate primarily to the Bank's U.S. Retail portfolio. Refer to the "Managing Risk – Credit Risk" section of the MD&A for a discussion on the risk rating for the Standardized Approach and on the Bank's risk ratings.

Financial Assets Subject to the Standardized Approach by Risk-Weights
(millions of Canadian dollars)									As at
					October 31, 2017
	0%	20%	35%	50%	75%[1]	100%[2]	150%	350%	Total
Loans
Residential mortgages	$–	$10	$4,626	$–	$883	$23	$–	$–	$5,542
Consumer instalment and other personal	411	8	11	–	982	–	98	–	1,510
Credit card	–	–	–	–	16,072	–	269	–	16,341
Business and government	10,079	9,247	–	–	783	82,941	265	–	103,315
Debt securities classified as loans	–	–	–	–	–	4	–	–	4
Total loans	10,490	9,265	4,637	–	18,720	82,968	632	–	126,712
Held-to-maturity	1,867	31,741	–	–	–	–	–	–	33,608
Securities purchased under reverse
repurchase agreements	–	–	–	–	–	–	–	–	–
Customers' liability under acceptances	–	–	–	–	–	2	–	–	2
Other assets[3]	9,639	1,099	–	–	–	–	–	–	10,738
Total assets	21,996	42,105	4,637	–	18,720	82,970	632	–	171,060
Off-balance sheet credit instruments	276	3,976	–	–	428	27,481	–	–	32,161
Total	$22,272	$46,081	$4,637	$–	$19,148	$110,451	$632	$–	$203,221

					October 31, 2016
Loans
Residential mortgages	$22	$207	$48	$–	$742	$27	$–	$–	$1,046
Consumer instalment and other personal	488	49	5	–	903	–	95	–	1,540
Credit card	–	–	–	–	15,929	–	290	–	16,219
Business and government	11,208	8,542	–	–	767	82,840	430	–	103,787
Debt securities classified as loans	–	29	–	–	–	5	–	–	34
Total loans	11,718	8,827	53	–	18,341	82,872	815	–	122,626
Held-to-maturity	1,683	47,104	–	–	–	224	–	519	49,530
Securities purchased under reverse
repurchase agreements	–	–	–	–	–	–	–	–	–
Customers' liability under acceptances	–	–	–	–	–	1	–	–	1
Other assets[3]	13,165	917	–	1	–	–	–	–	14,083
Total assets	26,566	56,848	53	1	18,341	83,097	815	519	186,240
Off-balance sheet credit instruments	535	4,012	–	–	394	27,383	–	–	32,324
Total	$27,101	$60,860	$53	$1	$18,735	$110,480	$815	$519	$218,564
1	Based on the Bank's internal risk ratings, 26% of retail exposures are rated 'low risk' or 'normal risk', 37% are rated 'medium risk' and 37% are rated 'high risk' or 'default' as at October 31, 2017 (October 31, 2016 – 27%, 39% and 34%, respectively).
2	Based on the Bank's internal risk ratings, 42% of non-retail exposures are rated 'investment grade', 56% are rated 'non-investment grade' and 2% are rated 'watch/classified' or 'impaired/defaulted' as at October 31, 2017 (October 31, 2016 – 39%, 59% and 2% respectively).
3	Other assets include amounts due from banks and interest-bearing deposits with banks.

TD BANK GROUP • 2017 FINANCIAL STATEMENTS & NOTES	Page 81

The following tables provide the on and off-balance sheet exposures by risk rating for certain non-retail and retail financial assets that are subject to the Advanced Internal Ratings Based (AIRB) Approach to credit risk in the Basel III Capital Accord. Under the AIRB Approach, assets receive a risk rating based on internal models of the Bank's historical loss experience (by counterparty type) and on other key risk assumptions. The non-retail and retail asset risk rating classifications subject to the AIRB Approach reflect whether the exposure is subject to a guarantee, which would result in the exposure being classified based on the internal risk rating of the guarantor. The following risk ratings may not directly correlate with the 'Neither past due nor impaired', 'Past due but not impaired' and 'Impaired' status disclosed in Note 8 – Loans, Impaired Loans and Allowance for Credit Losses, because of the aforementioned risk transference guarantees, and certain loan exposures that remain subject to the Standardized Approach. Refer to the "Managing Risk – Credit Risk" section of the MD&A for a discussion on the credit risk rating for non-retail and retail exposures subject to the AIRB Approach.

Non-Retail Financial Assets Subject to the AIRB Approach by Risk Rating
(millions of Canadian dollars)					As at
		October 31, 2017
		Non-
	Investment	Investment	Watch and	Impaired/
	grade	grade	classified	defaulted	Total
Loans
Residential mortgages[1]	$78,917	$–	$–	$–	$78,917
Consumer instalment and other personal[1]	15,897	1	–	–	15,898
Business and government	44,111	40,751	1,734	184	86,780
Debt securities classified as loans	2,334	36	395	231	2,996
Total loans	141,259	40,788	2,129	415	184,591
Held-to-maturity	37,755	–	–	–	37,755
Securities purchased under reverse repurchase agreements	121,127	13,302	–	–	134,429
Customers' liability under acceptances	8,706	8,402	187	–	17,295
Other assets[2]	41,053	115	–	–	41,168
Total assets	349,900	62,607	2,316	415	415,238
Off-balance sheet credit instruments	101,889	12,639	816	5	115,349
Total	$451,789	$75,246	$3,132	$420	$530,587

		October 31, 2016
Loans
Residential mortgages[1]	$90,124	$–	$–	$–	$90,124
Consumer instalment and other personal[1]	17,925	1	–	–	17,926
Business and government	39,468	38,134	1,776	333	79,711
Debt securities classified as loans	1,024	82	72	250	1,428
Total loans	148,541	38,217	1,848	583	189,189
Held-to-maturity	34,865	–	–	–	34,865
Securities purchased under reverse repurchase agreements	75,441	10,611	–	–	86,052
Customers' liability under acceptances	8,411	7,080	214	–	15,705
Other assets[2]	40,421	72	–	–	40,493
Total assets	307,679	55,980	2,062	583	366,304
Off-balance sheet credit instruments	75,364	10,840	1,039	18	87,261
Total	$383,043	$66,820	$3,101	$601	$453,565
1	Includes CMHC insured exposures classified as sovereign exposure under Basel III and therefore included in the non-retail category under the AIRB Approach.
2	Other assets include amounts due from banks and interest-bearing deposits with banks.
TD BANK GROUP • 2017 FINANCIAL STATEMENTS & NOTES	Page 82

Retail Financial Assets Subject to the AIRB Approach by Risk Rating[1]
(millions of Canadian dollars)						As at
			October 31, 2017
	Low risk	Normal risk	Medium risk	High risk	Default	Total
Loans
Residential mortgages[2]	$76,900	$51,055	$7,024	$2,060	$581	$137,620
Consumer instalment and other personal[2]	53,166	52,598	22,411	10,831	687	139,693
Credit card	3,800	4,571	5,236	2,989	70	16,666
Business and government[3]	1,510	4,262	3,348	1,589	174	10,883
Total loans	135,376	112,486	38,019	17,469	1,512	304,862
Held-to-maturity	–	–	–	–	–	–
Off-balance sheet credit instruments	89,706	20,347	4,804	1,113	4	115,974
Total	$225,082	$132,833	$42,823	$18,582	$1,516	$420,836

			October 31, 2016
Loans
Residential mortgages[2]	$59,331	$56,105	$7,902	$2,185	$643	$126,166
Consumer instalment and other personal[2]	46,710	47,392	20,898	9,336	729	125,065
Credit card	5,030	3,663	4,402	2,530	70	15,695
Business and government[3]	810	3,691	3,967	1,896	212	10,576
Total loans	111,881	110,851	37,169	15,947	1,654	277,502
Held-to-maturity	–	–	–	–	–	–
Off-balance sheet credit instruments	83,184	18,945	5,258	1,272	4	108,663
Total	$195,065	$129,796	$42,427	$17,219	$1,658	$386,165
1	Credit exposures relating to the Bank's insurance subsidiaries have been excluded. The financial instruments held by the insurance subsidiaries are mainly comprised of available-for-sale securities and securities designated at fair value through profit or loss, which are carried at fair value on the Consolidated Balance Sheet.
2	Excludes CMHC insured exposures classified as sovereign exposure under Basel III and therefore included in the non-retail category under the AIRB Approach.
3	Business and government loans in the retail portfolio include small business loans.

NOTE 32: REGULATORY CAPITAL

The Bank manages its capital under guidelines established by OSFI. The regulatory capital guidelines measure capital in relation to credit, market, and operational risks. The Bank has various capital policies, procedures, and controls which it utilizes to achieve its goals and objectives.

The Bank's capital management objectives are:

•	To be an appropriately capitalized financial institution as determined by:
–	the Bank's Risk Appetite Statement;
–	capital requirements defined by relevant regulatory authorities; and
–	the Bank's internal assessment of capital requirements consistent with the Bank's risk profile and risk tolerance levels.
•	To have the most economically achievable weighted average cost of capital, consistent with preserving the appropriate mix of capital elements to meet targeted capitalization levels.
•	To ensure ready access to sources of appropriate capital, at reasonable cost, in order to:
–	insulate the Bank from unexpected events; or
–	support and facilitate business growth and/or acquisitions consistent with the Bank's strategy and risk appetite.
•	To support strong external debt ratings, in order to manage the Bank's overall cost of funds and to maintain accessibility to required funding.

These objectives are applied in a manner consistent with the Bank's overall objective of providing a satisfactory return on shareholders' equity.

Basel III Capital Framework

Capital requirements of the Basel Committee on Banking and Supervision (BCBS) are commonly referred to as Basel III. Under Basel III, Total Capital consists of three components, namely Common Equity Tier 1 (CET1), Additional Tier 1, and Tier 2 Capital. Risk sensitive regulatory capital ratios are calculated by dividing CET1, Tier 1, and Total Capital by their respective RWA. In 2015, Basel III also implemented a non-risk sensitive leverage ratio to act as a supplementary measure to the risk-sensitive capital requirements. The objective of the leverage ratio is to constrain the build-up of excess leverage in the banking sector. The leverage ratio is calculated by dividing Tier 1 Capital by leverage ratio exposure which is primarily comprised of on-balance sheet assets with adjustments made to derivative and securities financing transaction exposures, and credit equivalent amounts of off-balance sheet exposures.

Capital Position and Capital Ratios

The Basel framework allows qualifying banks to determine capital levels consistent with the way they measure, manage, and mitigate risks. It specifies methodologies for the measurement of credit, market, and operational risks. The Bank uses the advanced approaches for the majority of its portfolios. Effective the third quarter of 2016, OSFI approved the Bank to calculate the majority of the retail portfolio credit RWA in the U.S. Retail segment using the AIRB approach. The remaining assets in the U.S. Retail segment continue to use the standardized approach for credit risk.

For accounting purposes, IFRS is followed for consolidation of subsidiaries and joint ventures. For regulatory capital purposes, insurance subsidiaries are deconsolidated and reported as a deduction from capital. Insurance subsidiaries are subject to their own capital adequacy reporting, such as OSFI's Minimum Continuing Capital Surplus Requirements and Minimum Capital Test. Currently, for regulatory capital purposes, all the entities of the Bank are either consolidated or deducted from capital and there are no entities from which surplus capital is recognized.

Some of the Bank's subsidiaries are individually regulated by either OSFI or other regulators. Many of these entities have minimum capital requirements which they must maintain and which may limit the Bank's ability to extract capital or funds for other uses.

During the year ended October 31, 2017, the Bank complied with the OSFI Basel III guideline related to capital ratios and the leverage ratio. Effective January 1, 2016, OSFI's target CET1, Tier 1, and Total Capital ratios for Canadian banks designated as D-SIBs includes a 1% common equity capital surcharge bringing the targets to 8%, 9.5%, and 11.5%, respectively.

TD BANK GROUP • 2017 FINANCIAL STATEMENTS & NOTES	Page 83

OSFI has provided IFRS transitional provisions for the leverage ratio (as previously with the ACM), which allows for the exclusion of assets securitized and sold through CMHC-sponsored programs prior to March 31, 2010, from the calculation.

The following table summarizes the Bank's regulatory capital position as at October 31.

Regulatory Capital Position
(millions of Canadian dollars, except as noted)	As at
	October 31	October 31
	2017	2016
Capital
Common Equity Tier 1 Capital	$46,628	$42,328
Tier 1 Capital	53,751	49,397
Total Capital	65,038	61,816
Risk-weighted assets used in the calculation of capital ratios[1]
Common Equity Tier 1 Capital	$435,750	$405,844
Tier 1 Capital	435,750	405,844
Total Capital	435,750	405,844
Capital and leverage ratios
Common Equity Tier 1 Capital ratio[1]	10.7%	10.4%
Tier 1 Capital ratio[1]	12.3	12.2
Total Capital ratio[1]	14.9	15.2
Leverage ratio	3.9	4.0
1	In accordance with the final CAR guideline, the Credit Valuation Adjustment (CVA) capital charge is being phased in until the first quarter of 2019. Each capital ratio has its own RWA measure due to the OSFI prescribed scalar for inclusion of the CVA. For fiscal 2016, the scalars for inclusion of CVA for CET1, Tier 1, and Total Capital RWA were 64%, 71%, and 77%, respectively. For fiscal 2017, the scalars are 72%, 77%, and 81%, respectively. As the Bank is constrained by the Basel 1 regulatory floor, the RWA as it relates to the regulatory floor is calculated based on the Basel 1 risk weights which are the same for all capital ratios.

NOTE 33: RISK MANAGEMENT

The risk management policies and procedures of the Bank are provided in the MD&A. The shaded sections of the "Managing Risk" section of the MD&A relating to market, liquidity, and insurance risks are an integral part of the 2017 Consolidated Financial Statements.

TD BANK GROUP • 2017 FINANCIAL STATEMENTS & NOTES	Page 84

NOTE 34: INFORMATION ON SUBSIDIARIES

The following is a list of the directly or indirectly held significant subsidiaries.

SIGNIFICANT SUBSIDIARIES[1]
(millions of Canadian dollars)		As at October 31, 2017
	Address of Head	Carrying value of shares
North America	or Principal Office[2]	Description	owned by the Bank
Meloche Monnex Inc.	Montreal, Québec	Holding Company	$1,387
Security National Insurance Company	Montreal, Québec	Insurance Company
Primmum Insurance Company	Toronto, Ontario	Insurance Company
TD Direct Insurance Inc.	Toronto, Ontario	Insurance Company
TD General Insurance Company	Toronto, Ontario	Insurance Company
TD Home and Auto Insurance Company	Toronto, Ontario	Insurance Company
TD Asset Management Inc.	Toronto, Ontario	Investment Counselling and Portfolio Management	403
TD Waterhouse Private Investment Counsel Inc.	Toronto, Ontario	Investment Counselling and Portfolio Management
TD Auto Finance (Canada) Inc.	Toronto, Ontario	Automotive Finance Entity	2,224
TD Auto Finance Services Inc.	Toronto, Ontario	Automotive Finance Entity	1,332
TD Financing Services Home Inc.	Toronto, Ontario	Mortgage Lender	46
TD Financing Services Inc.	Toronto, Ontario	Financial Services Entity	165
TD Group US Holdings LLC	Wilmington, Delaware	Holding Company	65,717
Toronto Dominion Holdings (U.S.A.), Inc.	New York, New York	Holding Company
TD Prime Services LLC	New York, New York	Securities Dealer
TD Securities (USA) LLC	New York, New York	Securities Dealer
Toronto Dominion (Texas) LLC	New York, New York	Financial Services Entity
Toronto Dominion (New York) LLC	New York, New York	Financial Services Entity
Toronto Dominion Capital (U.S.A.), Inc.	New York, New York	Small Business Investment Company
TD Bank US Holding Company	Cherry Hill, New Jersey	Holding Company
Epoch Investment Partners, Inc.	New York, New York	Investment Counselling and Portfolio Management
TDAM USA Inc.	New York, New York	Investment Counselling and Portfolio Management
TD Bank USA, National Association	Cherry Hill, New Jersey	U.S. National Bank
TD Bank, National Association	Cherry Hill, New Jersey	U.S. National Bank
TD Auto Finance LLC	Farmington Hills, Michigan	Automotive Finance Entity
TD Equipment Finance, Inc.	Cherry Hill, New Jersey	Financial Services Entity
TD Private Client Wealth LLC	New York, New York	Broker-dealer and Registered Investment Advisor
TD Wealth Management Services Inc.	Cherry Hill, New Jersey	Insurance Agency
TD Luxembourg International Holdings	Luxembourg, Luxembourg	Holding Company
TD Ameritrade Holding Corporation[3]	Omaha, Nebraska	Securities Dealer
TD Investment Services Inc.	Toronto, Ontario	Mutual Fund Dealer	40
TD Life Insurance Company	Toronto, Ontario	Insurance Company	67
TD Mortgage Corporation	Toronto, Ontario	Deposit Taking Entity	12,605
TD Pacific Mortgage Corporation	Vancouver, British Columbia	Deposit Taking Entity
The Canada Trust Company	Toronto, Ontario	Trust, Loans, and Deposits Entity
TD Securities Inc.	Toronto, Ontario	Investment Dealer and Broker	2,223
TD Vermillion Holdings ULC	Vancouver, British Columbia	Holding Company	21,133
TD Financial International Ltd.	Hamilton, Bermuda	Holding Company
TD Reinsurance (Barbados) Inc.	St. James, Barbados	Reinsurance Company
Toronto Dominion International Inc.	St. James, Barbados	Intragroup Lending Company
TD Waterhouse Canada Inc.	Toronto, Ontario	Investment Dealer	2,417
International
TD Bank N.V.	Amsterdam, The Netherlands	Dutch Bank	719
TD Ireland Unlimited Company	Dublin, Ireland	Holding Company	1,068
TD Global Finance Unlimited Company	Dublin, Ireland	Securities Dealer
TD Securities (Japan) Co. Ltd.	Tokyo, Japan	Securities Dealer	7
Toronto Dominion Australia Limited	Sydney, Australia	Securities Dealer	232
Toronto Dominion Investments B.V.	London, England	Holding Company	1,079
TD Bank Europe Limited	London, England	UK Bank
Toronto Dominion Holdings (U.K.) Limited	London, England	Holding Company
TD Securities Limited	London, England	Securities Dealer
Toronto Dominion (South East Asia) Limited	Singapore, Singapore	Financial Institution	1,399
1	Unless otherwise noted, The Toronto-Dominion Bank, either directly or through its subsidiaries, owns 100% of the entity and/or 100% of any issued and outstanding voting securities and non-voting securities of the entities listed.
2	Each subsidiary is incorporated or organized in the country in which its head or principal office is located, with the exception of Toronto Dominion Investments B.V., a company incorporated in The Netherlands, but with its principal office in the United Kingdom.
3	As at October 31, 2017, the Bank's reported investment in TD Ameritrade Holding Corporation was 41.27% (October 31, 2016 – 42.38%) of the outstanding shares of TD Ameritrade Holding Corporation. TD Luxembourg International Holdings and its ownership of TD Ameritrade Holding Corporation is included given the significance of the Bank's investment in TD Ameritrade Holding Corporation.

TD BANK GROUP • 2017 FINANCIAL STATEMENTS & NOTES	Page 85

SUBSIDIARIES WITH RESTRICTIONS TO TRANSFER FUNDS

Certain of the Bank's subsidiaries have regulatory requirements to fulfill, in accordance with applicable law, in order to transfer funds, including paying dividends to, repaying loans to, or redeeming subordinated debentures issued to, the Bank. These customary requirements include, but are not limited to:

•	Local regulatory capital and/or surplus adequacy requirements;
•	Basel requirements under Pillar 1 and Pillar 2;
•	Local regulatory approval requirements; and
•	Local corporate and/or securities laws.

As at October 31, 2017, the net assets of subsidiaries subject to regulatory or capital adequacy requirements was $77.2 billion (October 31, 2016 – $73.1 billion), before intercompany eliminations.

In addition to regulatory requirements outlined above, the Bank may be subject to significant restrictions on its ability to use the assets or settle the liabilities of members of its group. Key contractual restrictions may arise from the provision of collateral to third parties in the normal course of business, for example through secured financing transactions; assets securitized which are not subsequently available for transfer by the Bank; and assets transferred into other consolidated and unconsolidated structured entities. The impact of these restrictions has been disclosed in Notes 9 and 27.

Aside from non-controlling interests disclosed in Note 21, there were no significant restrictions on the ability of the Bank to access or use the assets or settle the liabilities of subsidiaries within the group as a result of protective rights of non-controlling interests.

TD BANK GROUP • 2017 FINANCIAL STATEMENTS & NOTES	Page 86